FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Ory

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PE June 18, 2004

RINKER GROUP LIMITED

ABN 53 003 433 118
(Translation of registrant's name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K contains the Rinker Concise Annual Report 2004 released to shareholders and the market on June 18, 2004

Exhibit 1: June 18 Rinker Concise Annual Report 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Peter Abraham
Title:	Company Secretary
Date:	June 18, 2004

RINKER™

CONCISE ANNUAL REPORT 2004



FORM 6-K

EXHIBIT 1

Rinker Concise Annual Report 2004

LOCATION: **LAS VEGAS, NEVADA**
PROJECT: **TURNBERRY PLACE TOWERS**
DATE OF COMPLETION: **EARLY 2006**

Situated on 15 acres (6 ha) just off the famed Las Vegas Strip, Turnberry Place combines high-rise condominium living with luxurious resort-style amenities and services. Three of the four 40-storey buildings have been completed. Rinker Materials Nevada Region was awarded Southwest Contractor magazine's "Best of 2003" award and named "Outstanding Concrete Project" for work on Turnberry Place Towers.



COVER: **RINKER MATERIALS' FEC QUARRY**
LOCATION: **MIAMI, FLORIDA**

FEC Quarry is the largest quarry in the US.



RINKER DELIVERED OUTSTANDING RESULTS IN ITS FIRST YEAR AS A LISTED COMPANY... TOTAL RETURN TO SHAREHOLDERS OVER THE FINANCIAL YEAR TO 31 MARCH 2004 WAS 45% IN A$, AND 82% IN US$

Rinker Group Limited (Rinker) is a focused international heavy building materials company – one of the world's top 10. The Rinker group has operations in the US, Australia and China.

The Rinker group supplies aggregate, cement, premix concrete, concrete block, asphalt, concrete pipe and products, and other building materials to 34,000 valued customers.

- Around 80% of group earnings come from Rinker's US subsidiary, Rinker Materials Corporation, which:
  - is number one or two in most of its markets, with strong regional positions – especially in Florida and Arizona
  - has a proven record of growth via successful acquisitions and by continually improving the base business
- Rinker's Australian subsidiary, Readymix Holdings Pty Ltd (Readymix) is one of the top three Australian heavy building materials groups, with operations in every state and major city
- In China, Readymix subsidiaries are leading suppliers of premix concrete in the fast growing cities of Tianjin and Qingdao

Rinker group companies employ around 14,000 people. The group was established following the demerger of the heavy building materials businesses of CSR Limited in March 2003. Rinker is listed on the Australian Stock Exchange and on the New York Stock Exchange. Sales revenue is over US$3.7 billion (A$5.3 billion) and market capitalisation is around US$5 billion (A$7 billion).

Our Mission is to be the most respected global heavy building materials group, delivering shareholder value through continuous improvement of the base business and value-adding growth.

We will:

- Place safety above all else in pursuit of our objectives
- Strive to be number 1 or number 2 in every market we serve
- Maximise the profitability of our existing assets
- Grow organically and through value adding acquisitions
- Strive to be the lowest cost operator in our markets
- Set challenging stretch targets, reward success and hold people accountable for unacceptable performance
- Eliminate unnecessary bureaucratic processes
- Benchmark and improve our performance to deliver growth in revenue, EBITDA, shareholder value added (SVA) and total shareholder returns which is in the top quartile of our industry peers

We will conduct business in a highly ethical manner, protecting the environment and respecting our communities. We will provide value to our customers, and safe and rewarding careers for our people.

CONTENTS

PERFORMANCE HIGHLIGHTS

RINKER HAS EXPERIENCED STRONG AND CONSISTENT GROWTH

PERFORMANCE HIGHLIGHTS

MILLIONS OF DOLLARS UNLESS STATED YEAR END 31 MARCH	**US$ 2004**	US$ 2003	**A$ 2004**	A$ 2003
OPERATING RESULTS				
Trading revenue	**3,706**	2,956	**5,339**	5,232
Earnings before interest and tax (EBIT)	**492.7**	393.8	**713.3**	698.1
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**726.9**	604.4	**1,050.2**	1,070.1
Net profit attributable to members	**295.6**	215.7	**426.8**	381.6
SHARES				
Earnings per share [cents]	**31.3**	22.8	**45.2**	40.4
EPS prior to goodwill amortisation [cents]	**36.7**	27.2	**52.9**	48.2
Dividends [cents]			**14**	
EBIT/trading revenue ratio [%]	**13.3**	13.3	**13.4**	13.3
EBITDA/trading revenue ratio [%]	**19.6**	20.5	**19.7**	20.5

MILLIONS OF DOLLARS UNLESS STATED YEAR END 31 MARCH	**US$ 2004**	US$ 2003	**A$ 2004**	A$ 2003
CASH FLOWS				
Net cash flow from operating activities	**660.6**	514.3	**947.0**	912.7
Purchases of property, plant and equipment	**224.4**	129.2	**340.2**	233.5
FINANCIAL POSITION				
Gearing				
Net debt to equity [%]	**26.4**	50.4	**26.4**	50.4
Net debt to net debt plus equity [%]	**20.9**	33.5	**20.9**	33.5
Interest cover [times]	**11.5**	8.0	**11.4**	8.1
KEY MEASURES				
Return on funds employed [%]	**17.1**	14.3	**18.7**	15.3
Employees [number]	**13,772**	13,030	**13,772**	13,030
Safety: TRFR [total recordable frequency rate]	**3.3**	3.8	**3.3**	3.8

EARNINGS PER SHARE (EPS) UP 37% IN US$ AND 12% IN A$



Cents
50
40
30
20
10
0
01
01
02
02
03
03
04
04
US$
A$

NET PROFIT UP 37% IN US$ AND 12% IN A$



$m
500
400
300
200
100
0
01
01
02
02
03
03
04
04
US$
A$

EARNINGS BEFORE INTEREST AND TAX (EBIT) UP 25% IN US$ AND 2% IN A$



$m
800
600
400
200
0
01
01
02
02
03
03
04
04
US$
A$

All financial information for 2003 and before is based on unaudited pro forma financial information. See page 41 for details

For reconciliation of non-GAAP financial measures to GAAP measures, please see pages 57-59

INVESTMENT IN RINKER SHARES (US$), VS GLOBAL PEERS


US$
2,000
1,800
1,600
1,400
1,200
1,000
800
US$1,868
US$1,778
US$1,733
US$1,672
US$1,569
31-Mar-03
30-Apr-03
31-May-03
30-Jun-03
31-Jul-03
31-Aug-03
30-Sep-03
31-Oct-03
30-Nov-03
31-Dec-03
31-Jan-04
29-Feb-04
31-Mar-04
Rinker US$
Martin Marietta
Vulcan Materials
Boral US$
Florida Rock

US$1,000 invested in Rinker shares (excluding dividends) on 31 March 2003 was worth US$1,778 on 31 March 2004. The values of initial US$1,000 investments in various peers are shown

INVESTMENT IN RINKER SHARES (US$) VS GLOBAL BUILDING AND CONSTRUCTION MATERIALS INDICES


US$
2,000
1,800
1,600
1,400
1,200
1,000
800
US$1,778
US$1,622
US$1,573
US$1,569
31-Mar-03
30-Apr-03
31-May-03
30-Jun-03
31-Jul-03
31-Aug-03
30-Sep-03
31-Oct-03
30-Nov-03
31-Dec-03
31-Jan-04
29-Feb-04
31-Mar-04
Rinker US$
S&P 500 Construction Materials index
MSCI World Construction Materials USD index
BE500 Building Materials (Europe) USD

Since demerger, Rinker's share price (excluding dividends) in US dollars has outperformed the major construction materials indices around the world. US$1,000 invested in Rinker shares on 31 March 2003 was worth US$1,778 on 31 March 2004. The values of initial US$1,000 investments in various international indices are shown

US CONSTRUCTION ACTIVITY


US$bn
Starts '000
400
200
0
2,000
1,500
1,000
500
0
00
01
02
03
04
Non Building
Residential
Non Residential
Housing starts

AUSTRALIAN CONSTRUCTION ACTIVITY


A$bn
Starts '000
100
75
50
25
0
200
150
100
50
0
00
01
02
03
04
Non Building
Residential
Non Residential
Housing starts

PERFORMANCE IMPROVEMENT SAVED COSTS OF US$62 MILLION


Readymix US$7m
Rinker Materials US$55m

Year end 31 March 2004

RETURN ON FUNDS EMPLOYED (ROFE) 17.1% IN US$ AND 18.7% IN A$


%
20
17
14
11
8
03
03
04
04
US$
A$

Year end 31 March

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA) PER EMPLOYEE


US$000
60
50
40
30
20
10
0
00
01
02
03
04

Year end 31 March

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA) MARGIN (US$) 19.6%


%
25
20
15
10
5
0
01
02
03
04

Year end 31 March

CHAIRMAN'S REVIEW



IN OUR FIRST YEAR AS A NEW COMPANY, WE HAVE WORKED HARD TO BUILD A REPUTATION THAT WILL SHAPE RINKER FOR MANY YEARS TO COME

Dear Shareholder

OUR COMMITMENT TO OUR SHAREHOLDERS

Whilst the judgment on our reputation is made by you and others, it is driven by the values and drivers that guide the group's 14,000 employees in how they think and operate. It is the fabric that binds the organisation: the common threads Rinker people share as we make decisions and go about our tasks each day.

So what are these common threads?

Firstly, the safety and well being of our people is paramount and is not open to compromise. We also strive to deliver:

- value for you, our shareholder
- high performance
- strong ethics
- care of our communities and the environment
- customers who repeatedly select us ahead of our competitors

We continue to work tirelessly at each of the above but will never reach a point of satisfaction, because the goals are always being set higher. You can read more about how we are doing in this report. However, it is 'How are we delivering value for shareholders?' which I would like to address here.

Total shareholder return (TSR) – share price appreciation plus dividends reinvested – is often used to assess value for shareholders. In A$, Rinker's TSR over the financial year to 31 March 2004 was 45% and in US$, 82%.

Your directors have announced a 14% increase in the *final dividend* to eight cents (A$) per ordinary share, making a *total dividend* of 14 cents per share.

Both the final and the interim dividend are *fully franked* (70% franked last year). This provides an additional benefit for most of our Australian and international shareholders, by reducing their income or withholding tax obligations. At the current dividend level, we expect to retain full franking for the foreseeable future.

The closing *share price* on 31 March 2003 – our first day of trading after the demerger from CSR Limited – was A$4.93. A year later it closed at A$6.95 – up 41%.

For our US shareholders, who now comprise more than 25% of our share register (beneficial ownership), Rinker's share price rose from US$2.98 to US$5.27, up 77%.

Return on shareholders' equity (ROE) is an important measure, as it looks at what returns we are generating from the funds shareholders have invested in the company. We saw significant improvement last year, with ROE up from 12.2% to 14.2%, measured in A$, and up from 11.4% to 13.0% in US$.

Rinker is a growth company, and as such, our first priority is to fund expansion of the existing business and value adding acquisitions. Currently, Rinker's strong cash flows are more than sufficient to fund expansion and acquisitions.

We believe a *share buyback* is a sensible way of delivering value to our shareholders. We repaid US$298 million (A$455 million) in debt last year and our balance sheet is very strong, with gearing (net debt/net debt plus equity) at a low 21%. Therefore in February we announced an on-market share buyback to commence after the release of our annual results in May, to buy up to 10% of the company's shares over the next year. ABN AMRO and UBS have been appointed brokers to manage the buyback. Directors are conscious of the need to maintain an efficient balance sheet. We look at a buyback as we would any capital investment decision and we believe it is an appropriate use of shareholders' funds.

INVESTMENT IN RINKER SHARES (A$) VS AUSTRALIAN INDICES


A$
1,500
1,400
1,300
1,200
1,100
1,000
900
A$1,410
A$1,305
A$1,184
31-Mar-03
30-Apr-03
31-May-03
30-Jun-03
31-Jul-03
31-Aug-03
30-Sep-03
31-Oct-03
30-Nov-03
31-Dec-03
31-Jan-04
29-Feb-04
31-Mar-04
RIN share price
S&P/ASX 200 Materials index
S&P/ASX 200 index

RINKER RETURN ON EQUITY (ROE) (PRE AMORTISATION OF GOODWILL) VS GLOBAL PEERS


Rinker (A$) 16.6%
Rinker (US$) 15.2%
CRH 14.9%
Boral 14.1%
Florida Rock Ind 14.0%
Holcim 13.3%
Lafarge Nth Amer 11.8%
Lafarge Group 11.4%
Aggregate Indus. 11.3%
Vulcan Materials 11.1%
Hanson 11.1%
Cemex 9.4%
Martin Marietta 9.1%
RMC Group 6.1%

Source: Bloomberg, company accounts and Rinker research. Excludes amortisation of goodwill. Based on 12 months to Dec 03, except Boral (Jun 03), Florida Rock (Sept 03) and Rinker (Mar 04)

STAFF REWARD AND MOTIVATION

Rinker's people have a very clear understanding that our shareholders expect good returns on their investment, and our performance assessment and reward criteria encourage them to think and act more like owners of the business.

We believe this focus on shareholder value and delivering high performance 'stretch goals' has played a significant role in lifting Rinker's performance in recent years, both in Rinker Materials and Readymix.

CORPORATE GOVERNANCE

Directors are acutely aware of the need to ensure that shareholder value is delivered within a robust corporate governance framework.

Our desire for transparency and accountability in the way we manage your company has meant we support a rigorous level of disclosure. We have outlined our governance policies in detail on our internet site and in this report. We have revamped our remuneration and incentive programs to align our people even more closely with shareholder interests. Recognising the wishes of the shareholding community and the likely direction of future legislation, we are submitting our remuneration report to shareholders, for adoption by way of a non-binding vote.

By reporting quarterly – an additional, voluntary disclosure – we are providing more information to the market, enabling you to judge our performance more frequently.

BOARD COMPOSITION

Marshall Criser and Walter Revell joined the board on 12 April 2003, immediately after demerger formalities were completed.

The only other change in Board composition during the year was the appointment of Mr John Ingram, following the resignation of Mr John Ballard, who was appointed CEO of Southcorp.

OUTLOOK

The outlook for the current year looks positive, albeit with a number of challenges. We will be aiming to exceed last year's operating profit performance, measured in local currencies, in both the US and Australia. Any further acquisitions or new greenfields expansion would generate additional growth.

I would like to take this opportunity to thank my fellow directors, the management team led so effectively by David Clarke and the entire Rinker workforce for their outstanding contribution during the past 12 months.

Thank you for being a shareholder in Rinker. We appreciate your support and look forward to delivering further on our commitment to you in the year ahead.

John Morschel
CHAIRMAN

CHIEF EXECUTIVE'S REVIEW



RINKER'S FIRST YEAR
AS A SEPARATE COMPANY
PROVED TO BE EVEN MORE SUCCESSFUL THAN
MANY OF US HAD HOPED

Net profit after tax (PAT) was up 37% in US$ to US$296 million, and up 12% in A$ to A$427 million*.

Earnings per share (EPS) rose 37% in US$ to 31.3 cents and was up 12% in A$ to 45.2 cents. EPS pre-amortisation of goodwill rose 35% to 36.7 cents (US$) and 10% to 52.9 cents (A$). For our US shareholders, earnings per American Depositary Receipt (ADR), pre-amortisation, were US$3.67.

Profit from ordinary activities before interest and tax (EBIT) was US$493 million, up 25% or up 2% in A$ to A$713 million, while sales revenue rose 25% in US$ to US$3,706 million or up 2% to A$5,339 million. Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 20% to US$727 million, but was down 2% in $A to A$1,050 million.

With around 80% of group earnings from the US, translating those profits into the stronger Australian currency – up 22% on average versus the previous year – impacted our profits reported in A$. At a constant exchange rate, A$ PAT would have been A$66 million higher, or up 29%.

Return on funds employed (ROFE) was also up strongly, to 17.1% in US$, from 14.3% in 2003, and up from 15.3% to 18.7% in A$.

Cash flow has long been one of the great strengths of Rinker. Net cash flow from operations rose 29% to US$661 million or up 4% to A$947 million, during the year. Free cash flow rose 15% to US$441 million but in A$ was down 10% to A$614 million.

The increase in dividend, fully franked, reflects Rinker's improved performance and is one way to reward shareholders for their support. The buyback of up to 10% of our ordinary shares is another.

Strong results from the Australian subsidiary Readymix – with EBIT up 33% in A$ – and the Florida and Arizona operations of the US subsidiary, Rinker Materials, helped drive the performance. Rinker Materials EBIT was up 17%. These offset a lower result from the US concrete pipe business, increased costs of fuel, energy, and other raw materials, and US$16 million in writedowns – US$11 million for the US prestress operations and US$5 million for restructuring within the concrete pipe business.

* All financial information for 2003 and before is based on unaudited pro forma information. See page 41 for details

STRONG, CONSISTENT GROWTH OVER MANY YEARS

The writedowns reflect lower valuations of the assets. Prestress is a small business, with only US$60 million in funds employed – but it is highly exposed to the depressed US non-residential construction sector. In March we sold two of the 11 prestress plants and more may be sold later, if appropriate.

Although it continues to deliver above its cost of capital the performance of the US concrete pipe business has deteriorated over the past two years because of its wide geographic exposure, including many states with weaker fiscal and economic positions. In the fourth quarter, costs of steel, used to reinforce the pipe, rose 25%. The business also faces ongoing competitive pressures.

Rinker's financial position strengthened further over the year. Net debt fell US$348 million to US$601 million and EBIT interest cover was 11.5 times in $US, up from 8.0 times at end March 2003. Gearing or leverage (net debt/net debt + equity) improved to 20.9%, down from 33.5%, while net debt/equity was 26.4%, from 50.4%.

BUSINESS RESULTS

Rinker Materials sales revenue was US$2,868 million, up 20%. EBITDA was up 15% to US$591 million, while EBIT was up 17% to US$392 million.

US$ return on funds employed (ROFE) was up strongly to 17.9%, from 14.5% the previous year. All businesses performed well and improved their profitability and ROFE, except concrete pipe and prestress.

Readymix sales revenue was A$1,201 million, up 18%. EBITDA rose 21% to A$209 million, helped by price recovery, higher volumes and cost savings. EBIT was up 33% to A$158 million. Readymix ROFE in A$ rose strongly to 17.1% from 15.9%.

STRONG, CONSISTENT GROWTH OVER MANY YEARS

Whilst these results represent our first year as a separate company, Rinker has a history of strong, consistent growth over many years.

Over the past seven years, Rinker Materials has delivered consistent, compound average growth of 13% p.a. in sales revenue, and 20% p.a. in EBITDA. Compound growth in EBIT over that period has averaged 21% p.a. ROFE for the US operations improved from 12.7% to 17.9% in that time.

Readymix has been a more cyclical business. EBIT over the same period has grown 7% p.a. compound while EBIT margins rose from 8.2% to 13.2%. ROFE improved strongly from 10.3% to 17.1% last year.

For the Rinker group, proforma data shows consistent compound sales revenue growth of 11% p.a. over the past five years and 15% p.a. EBITDA growth, measured in US$. Compound growth in EBIT over that period has averaged 15% p.a.

These results mean that we continue to deliver on our objective of top quartile growth relative to Rinker's sector peers.

The challenge for all of us at Rinker is to maintain this strong performance record into the future.

The growth has been a combination of organic growth and acquisitions. Organic expansion has come from Rinker Materials' leading market positions in strong, fast growing states of the US. With around 80% of our US EBIT coming from nine of the top 10 growth states in the US – particularly Florida, Arizona and Nevada – we are well positioned for ongoing growth.

Prices continued to move up steadily in most products and we expect further increases this year.

Regarding acquisitions, we have made 31 since 1998 at a cost of US$1.7 billion. This has averaged US$200-300 million a year, which we should be able to sustain from cash flows. Investment will continue to be lumpy, as it depends on the availability and timing of value-adding acquisitions.

As might be expected in such an extensive program, a couple of the acquisitions have not performed as well as expected – and we gained valuable lessons from these – but overall, they are delivering ahead of their cost of capital.

Our largest acquisition was Kiewit Materials, purchased for US$540 million in September 2002. Kiewit's integration progressed very smoothly and it began returning its cost of capital within 12 months, well ahead of schedule.

SALES REVENUE – COMPOUND ANNUAL GROWTH RATE OVER PAST FIVE YEARS


Hanson 18%
CRH 14%
Aggregate Industries 12%
Rinker US$ 11%
Cemex 9%
Lafarge SA 7%
Florida Rock 7%
Lafarge Nth America 5%
Texas Industries 5%
Martin Marietta 4%
Vulcan 3%
Holcim 1%
Heidelberg Cement 0%
RMC 0%
-11% Dyckerhoff

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA) – COMPOUND ANNUAL GROWTH RATE OVER PAST FIVE YEARS


Rinker US$ 15%
CRH 14%
Florida Rock 12%
Aggregate Industries 10%
Dyckerhoff 10%
Hanson 8%
Lafarge SA 7%
Holcim 4%
Vulcan 2%
Cemex 2%
-1% Martin Marietta
-3% RMC
-3% Lafarge Nth America
-3% Heidelberg Cement

Source: Bloomberg/Rinker research. Financials based on Dec year end, except Rinker (Mar), Texas Industries (May) and Florida Rock (Sept). Rinker data based on proforma accounts prior to year end 2004

Rinker Materials made one small bolt-on acquisition in the US last year, Superstition, and purchased Loven on 1 April 2004 (see p 13). Readymix made four in Australia and one in China (see p 17).

The volume of US acquisitions has slowed over the past 12-18 months, both for Rinker and others within the industry. This is due partly to uncertainty about the US economic recovery. Forecasts are now more positive, and we are hopeful that the pace of acquisitions will pick up.

Rinker's development capital spending during the year was US$94.0 million (A$131.9 million). We invested strongly in greenfields expansion in the US, with seven new concrete and concrete block plants in Florida and Nevada (see p 13). This allows us to extend into growth regions and to expand where we have been capacity-constrained, so we can better service both existing and new customers. It is a low-risk use of capital from which we expect strong returns.

Significant improvement opportunity exists within the US concrete pipe and prestress businesses. They are still under-performing, despite signs of progress.

On the cost side, operational improvement delivered a total of US$62 million (A$90 million) in savings last year, going a long way to offsetting higher wages, raw materials and energy costs etc. We aim to do so again this year.

SAFETY

I am distressed to report that three people lost their lives working for us during the year – two Rinker people and a contractor. For their families, friends and workmates, this is a tragedy, and on behalf of everyone at Rinker, I offer our deepest sympathies. We are working very hard to prevent all injuries. Much progress has been made and the number of injuries has fallen 33% in the past two years, but much more is needed. Safety comes before everything else.

MANAGEMENT CHANGES

Karl Watson Jr, who has headed the team at Readymix since December 2001 – nearly trebling profitability in that time – will run Rinker Materials West, following the departure of Chris Murphy in July.

Sharon DeHayes, formerly President of Florida Materials and Gypsum Supply – the concrete, concrete block and wallboard distribution operations in Florida – has moved to Australia to run Readymix. She is an excellent manager, very customer-focused, with extensive experience across our operations.

OUR PRIORITIES FOR THIS YEAR

- Continue to grow, mainly in the US, through investments in greenfield operations and acquisitions
- Continue the rate of performance improvement relative to competitors
- Further operational improvement to reduce the impact of higher raw material, energy and freight costs, and
- Improve our safety, occupational health and environmental performance.

OUTLOOK FOR THIS YEAR

Most commentators now agree that economic recovery is underway in the US, although questions remain about the pace of job growth. Construction activity overall is expected to increase slightly, with low interest rates sustaining housing at high levels, non-residential or commercial activity recovering and infrastructure spending remaining strong.

The outlook for Florida and Arizona is similar, with last year's strong activity levels expected to be maintained. Some improvement in the non-residential sector in Florida and Arizona is evident, after two years of decline.

Congress is finalising the new federal, six year road transportation spending program. Debate continues about the final level of funding but the US industry expects the new plan to be well up on the previous US$218 billion TEA-21 program.

In Australia, BIS Shrapnel forecasts total construction activity this year to rise 1.2%, including a 2.5% decline in engineering construction from very strong levels, a 9.5% lift in non-residential/commercial construction and flat residential activity. Further price recovery is expected for Readymix.

Energy, raw materials, and freight have risen considerably, so the challenge is to offset these with price increases and other savings and efficiency gains.

Overall, the outlook is positive. Barring unforeseen circumstances, we expect further growth in operating profits in the US and Australia this year, in local currencies, with some further upside potential from any acquisitions or additional greenfields expansion.

David Clarke
CHIEF EXECUTIVE

RINKER MATERIALS GROWTH IN SALES REVENUE


US$m
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
300
0
98
99
00
01
02
03
04
Year end 31 March

RINKER MATERIALS GROWTH IN EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION (EBITDA)


US$m
600
540
480
420
360
300
240
180
120
60
0
98
99
00
01
02
03
04
Year end 31 March

RINKER MATERIALS GROWTH IN EARNINGS BEFORE INTEREST AND TAX (EBIT)


US$m
400
350
300
250
200
150
100
50
0
98
99
00
01
02
03
04
Year end 31 March

OCATION: LAS VEGAS, NEVADA
ROJECT: LAS VEGAS MONORAIL
ATE OF COMPLETION: JANUARY 2004

[illegible] US$650 million monumental project created a four-mile .4 km) monorail running east of the Las Vegas Strip. It required 0,000 yds³ (30,600m³) of concrete; enough to cover a football ld 24ft (7m) deep. A special concrete was developed to upport pressure of 10,000 pounds per square inch. The project volved pour-in-place support columns, 310 connecting beams nd 11 station platforms.


SAHARA





LOCATION: **LAS VEGAS, NEVADA**
PROJECT: **SUMMERLIN VILLAGE 23A & 23B**
DATE OF COMPLETION: **JUNE 2004**

As the preferred supplier for Reinforced Concrete Box (RCBs) in the Las Vegas market, Rinker Materials' Hydro Conduit Concrete Pipe and Products Division is working with Contri Construction on the Summerlin Village 23A & 23B stormwater project. Las Vegas only gets three inches (75mm) of rain a year but it can fall in one hour or less, causing severe flooding. Hydro is delivering almost one mile (1.4km) of custom-made RCBs.

SUMMARY OF OPERATIONS AND SITE LOCATIONS

RINKER CONTINUES TO BUILD A POWERFUL PRESENCE IN ITS KEY MARKETS



	PERFORMANCE SUMMARY	FEATURES	PROGRESS AGAINST PRIORITIES
RINKER MATERIALS **UNITED STATES OF AMERICA**	• Trading revenue US$2,868 million, up 20% on the previous period (A$4,139 million, down 2%) • Earnings before interest, tax, depreciation and amortisation (EBITDA) US$591 million, up 15% (A$854 million, down 6%) • Earnings before interest and tax (EBIT) US$392 million, up 17% (A$568 million, down 4%) • Profit margin (EBITDA/Trading revenue) 21%, down slightly from 22%	• The Florida operations were particularly strong with demand levels increasing towards year end • US$ return on funds employed (ROFE) was up strongly to 17.9%, from 14.5% the previous year, with increases in all businesses except concrete pipe and prestress • The former Kiewit operations, acquired in September 2002, performed ahead of expectations, contributing EBITDA of US$93 million	• Continue to grow, mainly through value adding bolt-on acquisitions: made one small acquisition, Superstition quarries, in Arizona. Invested US$150 million (A$213 million) on acquisitions and expanding the base business • Continue rate of performance improvement relative to competitors: results continue to be at the upper end of industry peers • Reduce costs through operational improvement: operational cost savings totalled US$55 million (A$80 million) • Improve safety and environmental performance: injuries fell by 20%, but sadly one person lost their life while working for Rinker Materials. There were no significant environmental incidents
READYMIX **AUSTRALIA AND CHINA**	• Trading revenue A$1,201 million, up 18% on the previous period (US$839 million, up 46%) • Earnings before interest, tax, depreciation and amortisation (EBITDA) A$209 million, up 21% (US$146 million, up 49%) • Earnings before interest and tax A$158 million, up 33% (US$110 million, up 63%) • Profit margin (EBITDA/Trading revenue) steady at 17%	• Made five acquisitions during the year and opened one new concrete plant. Spent A$49 million (US$34 million) on acquisitions and expanding the base business • A$ return on funds employed (ROFE) was up strongly to 17.1% from 15.9% • Formed Australia's largest cement manufacturer Cement Australia (CA), in a joint venture with Hanson and Holcim. CA produces around 40% of Australia's cement	• Implement the Customer FIRST! initiative to focus our organisation on our customers' success: Customer FIRST! training now rolled out across the Readymix group • Recover market share loss while locking in current price levels: recovered some market share loss after the price increase in December 2001 • Increase productivity and reduce unit costs through operational improvement: operational improvement cost savings of A$10 million • Improve financial performance of our asphalt business to acceptable levels: the business failed to deliver the turnaround in its earnings performance last year. However, initiatives during the second half of the year provide confidence that the performance will improve this year • Grow through our customers' success and through small bolt-on acquisition: achieved with the acquisitions of Excel, Broadway & Frame, Beerwah and Edwards Concrete • Improve safety and environmental performance: injury rate fell 10% but, tragically, two people – one employee in Australia and one contractor in China – lost their lives during the year





KEY OBJECTIVES THIS YEAR

- Continue to grow through value-adding greenfield investments and acquisitions
- Enhance our quarry reserves to supply the Florida market
- Improve the performance of the concrete pipe business
- Further develop price leadership skills
- Work towards divestment of non-core businesses
- Increase productivity and reduce unit costs through operational improvement
- Continue to develop line management skills to provide for management succession
- Continued focus on our Zero4Life plan for safety, health and the environment

---

- Continue price recovery in all products, to ensure all operations are earning above their cost of capital
- Further recover market share loss helped by Customer FIRST! initiatives
- Increase productivity and reduce unit costs through operational improvement
- Improve financial performance of our asphalt business to acceptable levels
- Improve financial and operational performance of Cement Australia to deliver identified synergy benefits
- Continue to grow though small bolt-on acquisitions and expansion of the base business
- Improve health, safety and environmental performance

OPERATING PLANTS	TOTAL	RINKER MATERIALS	READYMIX AUSTRALIA	READYMIX CHINA	PRODUCTION/YEAR *US measurement*	*AUS measurement*
WHOLLY OWNED PLANTS						
Premix concrete	**388**	141	243	4	22.8 cubic yards	17.4 cubic metres
Quarries and sand mines	**178**	93	85		122.5 million tons	111.9 million tonnes
Asphalt and road surfacing	**20**	20			4.4 million tons	4.0 million tonnes
Concrete pipe and products	**68**	51	17		3.7 million tons	3.3 million tonnes
Concrete blocks	**23**	23			159 million units	159 million units
Prestress	**9**	9			0.4 million tons	0.4 million tonnes
Polypipe	**6**	6				
Cement mills and terminals	**4**	4			4 million tons[b]	3.6 million tonnes
Other[a]	**47**	47				
JOINTLY OWNED PLANTS						
Asphalt and road surfacing	**29**		29		1.6 million tons[c]	1.5 million tonnes
Cement mills and terminals	**11**		11		3.7 million tons[c]	3.4 million tonnes
Steel fabrication	**1**	1				
TOTAL	**784**	395	385	4		

a Includes 44 gypsum and aggregate distribution centres
b Includes cement imports
c Includes total joint venture production

FUNDS EMPLOYED



Rinker Materials US$2.2b (A$2.9b)
Readymix US$0.7b (A$0.9b)
As at 31 March 2004

TRADING REVENUE BY COUNTRY OF ORIGIN



USA 77%
Australia 22%
China 1%
Year end 31 March 2004 (based on US$ revenue)

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTISATION BY BUSINESS AND SEGMENTS


US$m
800
700
600
500
400
300
200
100
0
01
02
03
04
Readymix
Other
Concrete pipe and products
Concrete, block, asphalt
Cement
Aggregates

Year end 31 March



LOCATION: PHOENIX, ARIZONA
PROJECT: GLENDALE ARENA
DATE OF COMPLETION: DECEMBER 2003

Rinker Materials contract with Perini Building Co. helped complete the [illegible] seat Glendale Arena, home of the local ice hockey team, the Phoenix Coyotes, in an unprecedented 18 months. It was the fastest built arena of its kind in the US. Rinker Materials delivered 40,700yd³ (37,200m³) of concrete in record time to help meet construction deadlines.

RINKER MATERIALS RETURN ON FUNDS EMPLOYED (US$)


%
20
16
12
8
4
0
01
02
03*
04

Year end 31 March
*Adjusted for acquisitions; with Kiewit acquisition included, ROFE was 14.5%

RINKER MATERIALS TOTAL RECORDABLE INJURIES FREQUENCY RATE (TRFR)*


10
8
6
4
2
0
00
01
02
03
04

Year end 31 March
*Per 200,000 work hours

RINKER MATERIALS END MARKETS – % SALES



Housing 49%
Civil 22%
Commercial 29%
Year end 31 March 2004

Rinker MATERIALS™

RINKER MATERIALS DELIVERED A RECORD PROFIT...

THE SEVENTH SUCCESSIVE YEAR OF DOUBLE DIGIT GROWTH... HELPED BY STRONG CONSTRUCTION ACTIVITY IN FLORIDA AND ARIZONA AND A VERY SATISFACTORY RESULT FROM THE FIRST FULL YEAR OF THE KIEWIT ACQUISITION

Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 15% to US$591 million (A$854 million, down 6%), while sales grew 20% to US$2,868 million (A$4,139 million, down 2%). Earnings before interest and tax (EBIT) rose 17% to US$392 million (down 4% in A$ to A$568 million). Heritage EBIT – that is, excluding earnings from acquisitions that were not in the previous comparable year for the full 12 months, writedowns and divestments – rose 15%.

Return on funds employed (ROFE) rose strongly to 17.9%, up from 14.5% in the previous year, which only included EBIT from Kiewit for 6 months. ROFE for the heritage operations was up 2.6%.

The result included non cash writedowns of US$16 million EBIT, to reflect changes in valuation of some assets. The writedowns comprised US$5 million for restructuring in the concrete pipe and products business and US$11 million within the small prestress business.

Price increases were achieved in most products, particularly Florida aggregate, concrete and block.

Excluding acquisitions, aggregate prices rose an average of 6%, concrete 3% and concrete block 4%.

Volumes were up strongly in all product segments except concrete pipe and prestress. Cement volumes rose 16%, including one off bulk shipments to other suppliers. Concrete volumes were up 11% and aggregate up 6%.

A rigorous program of operational improvement delivered US$55 million in cost savings. However, freight, fuel, energy and other raw materials costs increased significantly. The lag effect between these higher input costs and the implementation of price increases, coupled with lower margins from the Kiewit business (compared to Rinker Materials' base business) and the effect of the writedowns, dampened profit margins slightly. EBIT margins were 13.7%, down from 14.0% in the previous year. EBITDA margins were 20.6%, down from 21.6%.

On a geographic basis, profit margins increased strongly in the Florida aggregate, concrete and block operations. Margins also improved in Georgia, Kentucky, Tennessee, Arizona and Oregon.

US put-in-place construction activity was up 1.1% last year, with residential up 9.0%, commercial (non residential) down 8.2% and nonbuilding/ infrastructure down 6.6% (source: Dodge; actual and forecast data).

AGGREGATES

Aggregates EBITDA was up 27% to US$208 million. The Florida construction market remained strong, with aggregates prices up 7% and production close to capacity for much of the year. Incremental performance improvements allowed some increased volumes. Volumes were higher in most other markets except Las Vegas, Washington state and the smaller quarry operations in the north-western states, due to lower demand and state highway spending.

CEMENT

Cement EBITDA was US$117 million, up 9%. Volume was up 16% on strong demand. Prices were flat during the year due to new capacity in Florida. Freight and energy costs have been rising.

CONCRETE, BLOCK AND ASPHALT

Concrete, block and asphalt EBITDA was US$170 million, up 33%. Concrete volumes rose in Florida, Arizona and Nevada to record levels on strong residential construction activity and some recovery in commercial construction, after two years of decline across the US. Block prices and volumes rose in Las Vegas and Florida. Asphalt prices were up, but were outstripped by materials cost increases.

CONCRETE PIPE

EBITDA was US$85 million, down US$7 million or 8%. Pipe's geographic spread, selling into 31 states, means it is more exposed to weaker economic conditions. Good weather saw an improvement in the December quarter. However, a fourth quarter US$5 million restructuring writedown, a 25% increase in the cost of steel – which provides the framework to reinforce the pipe – and competitor activity, resulted in lower profits. Prices declined 2% but began moving up at year end.

OTHER BUSINESSES

EBITDA fell 54% to US$10 million. Polypipe volumes, prices and profit margins rose. Volumes in the gypsum distribution business rose and prices were up slightly. Weak prestress markets continued in the Midwest and sales fell sharply. Two of the 11 plants – Henderson and Lafayette – were divested in March 2004. More plants may be sold, if appropriate.

GROWTH

The US$540 million Kiewit acquisition in September 2002 – the largest acquisition Rinker Materials has made to date – proved very successful, earning above its cost of capital within the first 12 months, a year ahead of schedule. During the year, Kiewit generated US$93 million in EBITDA – compared with US$76 million just prior to acquisition.

Kiewit's integration into the Rinker West division has been very satisfactory and is now virtually complete.

The Superstition acquisition is the first in the Arizona region since Rinker Materials acquired Kiewit, and adds to the group's reserves position in the Phoenix area. The two quarries are a sand and gravel deposit at Hassayampa and a sand and gravel deposit at Laveen, both within the greater Phoenix area.

On 1 April 2004 we acquired the Loven Inc. premix concrete business, comprising six concrete plants in north-east Tennessee and Virginia.

Loven operates concrete plants in Greenville, Morristown, Newport, Kingsport, Johnson City – all in Tennessee – and Bristol, Virginia. It is a leading concrete supplier in most of its markets.

Generally, acquisitions have slowed across the US industry during the past 18 months. Anecdotal evidence suggests the slow down relates to uncertainty about the US economic recovery and the new six year road federal funding bill. As these issues are being resolved, we are hopeful that the pace of acquisitions will pick up this year.

Construction of three new premix concrete plants, two new concrete block plants and two additional block production lines commenced last year, at a cost of US$41 million. These greenfields facilities, in Florida and Nevada, are needed to service new, high growth markets and to satisfy demand in areas where we are currently capacity constrained and unable to meet customer demand.

New block plants are being built at Jacksonville and Fort Pierce, on the Florida east coast, together with second production lines at our block plants at Davenport (near Orlando) and Las Vegas. New premix concrete plants will be constructed at Davenport, North Vero Beach and Zephryhills, on the Florida east coast.

All plants are projected to be earning above their weighted average cost of capital within the first full year. In addition, Rinker Materials will gain pull-through benefits in its aggregates and cement operations as these materials are utilised internally.



OCATION: WEST PALM BEACH, FLORIDA
ROJECT: I-95 HIGHWAY
ATE OF COMPLETION: LATE 2004

nterstate 95 is the main transport artery linking north and south Florida. Rinker Materials supplied concrete o a US$112 million project to widen the interstate, dd a new interchange, build 14 bridges and construct ypass lanes into Palm Beach International Airport, ne of the busiest airports in the state. The project equired over 100,000yd³ (75,500m³) of concrete.

The plants will incorporate state-of-the-art manufacturing techniques to ensure a high-quality product and production process, while at the same time reducing costs. They are all scheduled for operation by December 2004.

BUSINESS STRATEGY

Rinker Materials aims to generate returns in the top quartile of industry peers, and ahead of its cost of capital throughout the construction cycle. Strategies to achieve these goals include:

Achieving the number one or two market position in each market served

Rinker Materials believes that performance is enhanced by holding the number one or number two position by market share in all of the markets it serves. It has applied this strategy in most of its acquisitions. More than 90% of revenues are generated in markets where Rinker Materials has leading positions.

Overall cost leadership

Rinker Materials aims to be the lowest cost operator in its markets. A culture of continuous improvement operates through the benchmarking of performance – internally and externally – together with the implementation of operational improvement projects. The business has a track record of generating significant cost savings from operational improvement.

Continued growth through acquisitions

Rinker Materials has grown significantly in recent years through large regional and small, bolt-on acquisitions. The focus is generally on states where population growth is above the national average and on the acquisition of quarry operations in new regions, although we are comfortable with integrated operations (including concrete, cement and asphalt).

Expanding the base business

Expanding the base business is the most cost-effective and least risky form of growth. Strong pricing disciplines, high standards of customer service, continuous improvement in costs and efficiencies, and ongoing greenfields expansion enable Rinker Materials to continue growing and improving returns from existing operations.

A safe workplace

Good safety performance is an integral part of good business performance. Rinker Materials is focused on improving the safety of its business workplaces in the interests of all stakeholders.

High performance culture

Rinker Materials continues to enhance the high performance culture within the organisation. Quarterly reviews are held with each of the 48 business managers. The focus is on delivering stretch goals based on economic profit. Rinker Materials' Foundations of Business Success course provides training on effectively managing a business and delivering high performance. The course covers finance, leadership, operations, people development, safety, sales and marketing, and strategy.

OUTLOOK

Construction activity overall is expected to increase slightly, with nonresidential/commercial activity showing signs of recovery and infrastructure spending generally remaining strong. Residential construction is forecast to flatten but low interest rates are expected to sustain activity at high levels. The outlook for Florida, Arizona and Nevada is similar, with the strong activity levels of last year expected to continue.

Overall, barring any unforeseen major impacts, we expect continuing growth in Rinker Materials' EBIT in US$ this year.

RINKER MATERIALS

MILLIONS OF DOLLARS UNLESS STATED YEAR END 31 MARCH	US$ 2004	US$ 2003	US$ 2002	US$ 2001*	A$ 2004	A$ 2003	A$ 2002	A$ 2001*
TRADING REVENUE								
Aggregates	**803**	626	489	405	**1,158**	1,109	957	737
Cement	**377**	327	312	287	**543**	579	610	524
Concrete, block, asphalt	**1,365**	1,010	771	705	**1,969**	1,783	1,507	1,280
Concrete pipe and products	**421**	437	484	411	**612**	777	947	748
Other	**411**	397	402	474	**592**	704	787	859
Eliminations	**(509)**	(414)	(354)	(307)	**(734)**	(734)	(693)	(558)
Rinker Materials	**2,868**	2,383	2,104	1,974	**4,139**	4,218	4,116	3,590
EBITDA								
Aggregates	**207.7**	163.3	138.0	111.0	**300.8**	290.0	270.2	203.4
Cement	**116.9**	107.5	96.8	87.5	**168.4**	190.1	189.3	160.5
Concrete, block, asphalt	**170.5**	128.2	91.4	76.9	**244.7**	226.0	178.9	139.5
Concrete pipe and products	**85.1**	92.5	108.4	93.3	**124.7**	164.9	212.4	169.5
Other	**10.4**	22.4	24.5	49.7	**15.6**	39.3	47.3	89.2
Rinker Materials	**590.6**	513.9	459.1	418.3	**854.2**	910.3	898.1	762.1
EBIT								
Aggregates	**138.2**	104.0	89.5	69.7	**200.9**	185.4	175.0	127.5
Cement	**95.5**	86.8	76.7	70.9	**137.6**	153.5	150.1	129.6
Concrete, block, asphalt	**116.4**	85.8	63.3	51.2	**166.9**	151.3	123.7	92.7
Concrete pipe and products	**53.1**	60.1	78.4	68.3	**78.6**	107.6	153.8	124.1
Other	**(11.4)**	(3.1)	(1.8)	23.6	**(16.0)**	(5.8)	(4.1)	41.6
Rinker Materials	**391.8**	333.6	306.1	283.6	**568.0**	592.0	598.5	515.5
Net profit before finance	**247.0**	200.9	186.7	173.2	**357.7**	356.6	365.0	315.1
Funds employed at 31 March	**2,186**	2,298	1,897	1,897	**2,895**	3,827	3,592	3,865
Profit margin (EBIT:trading revenue) [%]	**13.7**	14.0	14.5	14.4	**13.7**	14.0	14.5	14.4
Capital investment	**149.8**	650.9	220.1	890.3	**212.7**	1,187.0	433.2	1,537.2
Number of people employed	**10,695**	10,700	8,667	8,591	**10,695**	10,700	8,667	8,591
Number of operating plants	**351**	362	256	250	**351**	362	256	250

RESERVES PROVED AND PROBABLE	2004 M TONS	2004 M TONNES
Limestone/hard rock/ sand and gravel	**2,965**	**2,674**

* Before significant items during the year ended 31 March 2001



LOCATION: SURFERS PARADISE, GOLD COAST
PROJECT: Q1 TOWER
DATE OF COMPLETION: FEBRUARY 2005

Consisting of 82 storeys and taking up an entire city block, the Q1Tower will be the world's tallest residential building on completion. Readymix is supplying Sunland Constructions with 62,000m³ (81,000yds³) of concrete, from 118,000 tonnes (130,000 tons) of quarry product. For quality assurance, local aggregates and sand were sent to Germany to ensure the concrete mix designs would meet critical construction requirements.

READYMIX RETURN ON FUNDS EMPLOYED (A$)


%
20
16
12
8
4
0
01
02
03
04

Year end 31 March

READYMIX TOTAL RECORDABLE INJURIES FREQUENCY RATE (TRFR)*


12
10
8
6
4
2
0
00
01
02
03
04

Year end 31 March
*Per 200,000 work hours

READYMIX END MARKETS – % SALES


Housing 31%
Civil 41%
Commercial 29%

Year end 31 March 2004

Readymix™

PROFIT GREW STRONGLY AGAIN DURING THE YEAR, DUE MAINLY TO FURTHER PRICE RECOVERY,

HIGHER VOLUMES

FROM STRONG CONSTRUCTION MARKETS IN AUSTRALIA AND

ONGOING COST REDUCTIONS

Earnings before interest and tax (EBIT) rose 33% to A$158 million (US$110 million, up 63%), while sales grew 18% (up 46% in US$). Earnings before interest, tax, depreciation and amortisation (EBITDA) rose 21% to A$209 million (US$146 million, up 48%).

The EBIT/trading revenue margin was 13.2%, up from 11.8% in the previous year and 6.1% two years ago. EBITDA/Trading revenue was 17.4%, up from 17.1% last year and 12.4% two years ago.

Return on funds employed was 17.1%, up from 15.9% the previous year, and 7.7% two years ago. Apart from the Emoleum asphalt joint venture, all Readymix businesses are now earning their cost of capital. Our objective is for returns to remain above our cost of capital throughout the construction cycle.

For the year ended March 2004, Australian construction activity rose an estimated 8.0%. Housing construction was up 9.2%, commercial up 5.2% and engineering up 8.5% (source: ABS, BIS Shrapnel; actual and forecast data).

Concrete prices rose 5% and aggregates 3% during the year. Concrete pipe prices were steady. Despite the recovery, prices remain below what they were in real terms 12 years ago.

Helped by acquisitions, concrete volumes rose 18% and aggregates 15%. Concrete pipe and product volumes rose 5%. In China, volumes were up 42%, including the Qingdao concrete acquisition made in late 2003.

Acquisitions totalled A$44 million. They included the Excel quarry and concrete business in south-east Queensland, Broadway & Frame in Melbourne, Qingdao in China, and two other small acquisitions in Australia. All acquisitions are delivering returns above their cost of capital, except Qingdao, where a delayed start up of a new concrete plant facility impacted volume targets.

Other development capital expenditure included a new concrete plant at Coomera, in Queensland and the purchase of 30 new concrete trucks to help increase delivery capacity and improve customer service levels.

A concerted bid to implement our Customer FIRST! program helped improve customer service standards, although we have much more to do in this area.

Humes concrete pipes and products have improved significantly over the past two years under new management. Last year Humes earned its cost of capital. Further increases in earnings are anticipated in the coming year on the back of improved pricing and continued cost reductions.

Work is underway to lift profitability within Emoleum, which has faced competitive and cost pressures. A new management team is in place and is committed to executing the high performance culture that is being implemented across the Rinker group.

The Cement Australia joint venture with Holcim and Hanson was established in June. The venture manufactures around three million tonnes of clinker each year in three plants, and has around 40% of the Australian cement market. A$15 million p.a. in savings and improvements from synergies has been identified, although these will take two years to realise. Cement prices were steady. All plants operated at maximum available capacity through the year to meet strong demand.

Implementation of the merger, plus higher, unscheduled maintenance costs hindered profitability. Cement Australia's earnings contribution was A$19 million.

BUSINESS STRATEGY

Readymix aims to be the most respected operator within the Australian heavy building materials industry, generating returns ahead of its cost of capital throughout, and specifically at the bottom of, the construction cycle.

The business is working to instill the high performance organisation structure and ethos being implemented across Rinker. Operations have been organised around local geographic markets, into 63 individual 'performance cells'. Quarterly performance reviews, transparent financial reporting and benchmarking – both internal and external – are helping to lift performance.

Work is also underway to increase competencies and professionalism across the business, in aggregate, concrete, transport, concrete pipe and products. Dedicated resources are focused on operational improvement, to reduce costs and improve efficiency.

OUTLOOK

Although housing activity is forecast to flatten during the year, the continuation of strong infrastructure and commercial construction is expected to offset any change in residential activity.

Overall, volumes are expected to increase slightly, while further price recovery is expected.

READYMIX

MILLIONS OF DOLLARS UNLESS STATED YEAR END 31 MARCH	A$ 2004	A$ 2003	A$ 2002	A$ 2001*	US$ 2004	US$ 2003	US$ 2002	US$ 2001*
Trading revenue	**1,201**	1,014	926	923	**839**	573	473	511
EBITDA	**209.0**	173.2	114.8.0	70.7	**145.6**	98.1	56.8	60.8
EBIT	**158.3**	119.5	56.7	51.2	**110.1**	67.8	29.0	29.6
Net profit before finance	**115.7**	92.1	47.2	41.2	**80.6**	53.0	24.2	23.4
Funds employed at 31 March	**926.9**	749.7	737.5	762.2	**699.9**	450.5	389.7	374.3
Capital investment	**125.2**	66.3	43.1	44.9	**89.0**	38.2	22.2	24.5
Profit margin (EBIT:trading revenue) [%]	**13.2**	11.8	6.1	5.6	**13.1**	11.8	6.1	5.8
Return on funds employed [%]	**17.1**	15.9	7.7	6.7	**15.7**	15.0	7.4	7.9
Number of people employed	**3,065**	2,687	2,687	2,826	**3,065**	2,687	2,687	2,826
Number of operating plants	**389**	372	364	350	**389**	372	364	350

* before significant items during the year ended 31 March 2001

RESERVES PROVED AND PROBABLE	2004 M TONNES	2004 M TONS
Limestone/hard rock/sand and gravel	**1,044**	**1,157**

DEMERGER AND PRO FORMA COMPARISONS

Rinker demerged from CSR Limited following an order of the Federal Court made on 28 March 2003. Prior to the demerger, a number of businesses were transferred between Rinker and CSR during the year ended 31 March 2003. Accordingly, unaudited pro forma financial information was prepared for the year ended 31 March 2003. Rinker directors believe this unaudited pro forma financial information is more meaningful for readers to use when comparing financial information with the year ended 31 March 2004.

PROFITABILITY

US$ MILLIONS YEAR END 31 MARCH	TRADING REVENUE 2004	 2003	PROFIT BEFORE TAX 2004	 2003
Rinker Materials	**2,868**	2,383	**391.8**	333.6
Readymix	**839**	573	**110.1**	67.8
Corporate costs	**–**	–	**(9.2)**	(7.6)
	3,706	2,956	**492.7**	393.8
Finance	**–**	–	**(47.2)**	(59.0)
Group total	**3,706**	2,956	**445.5**	334.8
A$ MILLIONS				
Rinker Materials	**4,139**	4,218	**568.0**	592.0
Readymix	**1,201**	1,014	**158.3**	119.5
Corporate costs	**–**	–	**(13.0)**	(13.4)
	5,339	5,232	**713.3**	698.1
Finance	**–**	–	**(68.8)**	(104.3)
Group total	**5,339**	5,232	**644.5**	593.8

REPORTING CURRENCY

The directors believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is their respective local currencies, since each subsidiary generates all revenue and incurs all costs in that local currency.

The business activity in Australia is generating adequate cash flow and franking credits to service the current level of Australian dollar dividends. As a result, the only impact of US$/A$ foreign exchange movements is one of accounting translation – for financial reporting purposes.

Rinker Materials' earnings in US$ represent nearly 80% of the total Rinker group result. Consequently, the directors believe US$ reporting represents the best measure of Rinker's overall performance. As a result, the group has obtained relief from the Australian Securities and Investment Commission, to enable us to present information in US dollars as well as Australian dollars.

FINANCIAL PERFORMANCE

Trading revenue for the year ended 31 March 2004 increased 25% to US$3,706 million or A$5,339 million (up 2%). Earnings before interest and tax rose 25.1% to US$492.7 million or 2.2% to A$713.3 million. Net profit after tax increased 37.0% in US$ and 11.8% in A$.

Rinker Materials' result benefited from the inclusion of 12 months trading results from Kiewit, following its acquisition in September 2002. This added US$55.1 million or A$81.1 million earnings before interest and tax. Other non allocated items during the year included a writedown of US$10.5 million in the value of the prestress business.

Reported A$ earnings from Rinker Materials were adversely impacted by the strengthening Australian currency. Conversely, reported US$ earnings from Readymix were favourably impacted by this. The average A$/US$ exchange rate was 69.8 cents compared to 56.5 cents in the previous year.

Earnings per share increased 37% to 31.3 US cents or 12% to 45.2 Australian cents.

CASHFLOW

Cash from operating activities rose 28.4% to US$660.6 million or 3.8% to A$947.0 million during the year.

Total purchases of property plant and equipment were US$224.4 million or A$340.2 million and operating capital expenditure – included within purchases of property, plant and equipment – was US$166.4 million or A$257.5 million.

FINANCIAL POSITION (NET DEBT/NET DEBT+EQUITY)


%
40.0
30.0
20.0
10.0
0.0
Mar 03
Sep 03
Mar 04

INTEREST COVER


Times
12
10
8
6
4
2
0
03
04

Year end 31 March

CAPITAL EXPENDITURE


A$m
1,600
1,200
800
400
0
01
02
03
04

Development
Operating
Year end 31 March

CASH FROM OPERATING ACTIVITIES


$m
1,000
900
800
700
600
500
400
300
200
100
0
02
02
03
03
04
04

US$ A$
Year end 31 March

Rinker is a strong cash generator. Free cash flow (defined as net cash from operating activities less operating capital expenditures and interest paid) increased 15% to US$441 million or A$614 million, down 10%. This represents the cash available for investment in growth (acquisitions and greenfields expansion), dividends and share buybacks.

Cash was also used to fund dividends of US$85.6 million or A$122.8 million, as well as purchases of businesses (US$36.0 million or A$49.2 million) and greenfield expansions (US$58.0 million or A$82.7 million).

BALANCE SHEET

Gearing – net debt to net debt plus equity – fell from 33.5% to 20.9%, reflecting the group's strong cash flow, and smaller scale of acquisition activity during the year. EBIT interest cover rose from 8.0 times to 11.5 times in US dollars and 8.1 times to 11.4 times in Australian dollars.

Net debt was reduced by US$347.6 million or A$783.7 million. Total debt fell US$283.4 million to US$929.8 million. Almost all debt (98%) is denominated in US$. In Australian dollars, total debt fell A$788.7 million to A$1,231.2 million. Net debt is net of cash of US$328.5 million or A$435.1 million, most of which is denominated in Australian dollars.

Rinker's long term credit ratings were BBB+ from Standard and Poor's, A3 from Moody's Investors Services, and A – from Fitch.

SHARES AND DIVIDENDS

The strength of Rinker's balance sheet has allowed the group to both pursue acquisitions and to announce a share buyback. The Rinker board has approved the buy back of up to 10% of Rinker ordinary shares over 12 months. The buyback will be subject to larger value-creating acquisitions that may arise. No buyback activity occurred prior to the announcement of the annual results on 25 May 2004.

The total dividend for the year was 14 Australian cents per ordinary share. The final dividend was increased 14% to eight cents. All dividends were 100% franked.

In the United States, Rinker's shares began trading on the New York Stock Exchange in the form of American Depositary Receipts, or ADRs, in October 2003. Each ADR represents ten Rinker ordinary shares.

FINANCIAL RISK MANAGEMENT

Rinker has a program to manage risks associated with interest rate movements. During the year just ended, the proportion of the Rinker group's gross interest rate exposure subject to fixed interest rates averaged 93 percent.

Rinker does not engage in any foreign exchange transactions and therefore has no requirement, within the foreseeable future, to hedge foreign exchange movements.

The board has approved principles and policies to manage financial risks that provide the basis for Rinker's financial risk management policy.

INTERNATIONAL ACCOUNTING STANDARDS

The Financial Reporting Council in Australia has indicated that International Accounting Standards (IAS) will be introduced in Australia from 1 January 2005. Rinker's first year of reporting under IAS will be the year ended 31 March 2006, when the group's accounting policies will be required to comply with IAS. Rinker is currently reviewing the impact of IAS on its reported financial performance and position.

CASH FLOW

MILLIONS OF DOLLARS YEAR END 31 MARCH	**US$ 2004**	US$ 2003	US$ 2002	US$ 2001	**A$ 2004**	A$ 2003	A$ 2002	A$ 2001
Operating profit before finance and tax	**492.7**	393.8	330.2	305.8	**713.3**	698.1	645.7	553.3
Depreciation and amortisation	**234.2**	210.6	180.9	166.3	**336.9**	372.0	353.8	303.9
Net income tax paid	**(117.7)**	(99.6)	(75.9)	(68.6)	**(155.3)**	(172.8)	(146.9)	(125.9)
Change in working capital	**(18.0)**	21.9	–	4.2	**(42.8)**	31.2	(0.5)	27.0
Loss (profit) on asset sales	**10.1**	(20.8)	(6.3)	(11.8)	**13.8**	(37.0)	(12.4)	(22.1)
Interest received	**10.7**	0.6	0.8	2.1	**15.0**	1.2	1.4	3.8
Other	**48.6**	7.8	15.7	(12.1)	**66.1**	20.0	27.3	(21.9)
Net Cash flow from operations	**660.6**	514.3	445.4	385.9	**947.0**	912.7	868.4	718.0
Operating capital expenditure	**(166.4)**	(79.3)	(95.9)	(86.1)	**(257.5)**	(140.0)	(187.0)	(156.0)
Interest paid	**(53.0)**	(51.0)	(56.2)	(73.8)	**(75.0)**	(89.6)	(111.8)	(135.2)
Free Cash Flow	**441.2**	384.0	293.3	226.0	**614.5**	683.1	569.6	426.8

TRANSFORMING INTO A HIGH PERFORMANCE CULTURE

During this first year as a separate group, our key focus was aligning the way we manage our people with a high performance culture. We made significant progress in our management of safety and health, and our people planning and development processes.

SAFETY AND HEALTH MANAGEMENT

Safety and health management are critical to our future. This is why our new safety and health performance goal and vision is Zero4Life – the elimination of all recordable[1] injuries and occupational illnesses within Rinker. While we made progress by reducing recordable injuries 20% during the year, there is still much work to do.

Tragic reminders of the need for constant vigilance occurred when two employees and a contractor lost their lives on the job: a Florida Materials employee during a concrete delivery, a Readymix China employee during the loading of a concrete truck, and a Readymix Australia delivery contractor on the road. Exhaustive investigations were conducted for all incidents. Actions taken to prevent recurrence included enhanced driver training, modified work procedures and improved disciplinary rules.

Other company-wide initiatives were undertaken last year to help us achieve Zero4Life. These include: retooling of the safety and health management system, the application of root cause analysis and the development of a new auditing process. These initiatives will enhance our ability to protect our employees and contractors, but are no substitute for leadership, accountability and effective communication in this most important work.

PEOPLE PLANNING AND DEVELOPMENT

People planning and development is very important in achieving a high performance culture. We have focused on standardising our process for succession planning and high potential development. Over 80% of our general management position openings last year were filled by people from within the group and over 20% of our best performers were moved into positions of greater responsibility. Progress has been made with diversity in Rinker, with growing numbers of females and minorities in managerial positions.

Complementing the thrust on business improvement has been a major drive in the area of corporate ethics and conduct. All managers who work with customers, suppliers, or who can influence markets, were required to commit to a new Code of Ethics and sign a compliance certificate. Compliance programs on Anti-Trust and Trade Practices provisions have been emphasised in the US and Australia. All relevant employees engaged in sales and marketing must complete training and certification requirements annually.

A record number of employees – over 3,000 – completed training during the year. Courses were implemented in the areas of hiring and coaching to improve our leadership team. We conducted Customer FIRST! classes in Readymix, providing more focus on satisfying customers. Our systems training curriculum was updated as part of 'go-live' training for our recent Kiewit acquisition, and we established a systems training group in Australia. New graduates continue to be hired as management trainees to improve our bench strength.

INCENTIVE PLANS

Both short and long term incentive plans have been implemented to help instill the high performance culture across the group. These incentives are generally based on increasing shareholder value. This ensures that our people understand that they must deliver a profit or return on all funds invested in their business, which exceeds the cost of those funds. Together with succession planning and training, the incentives are integral to the success of continuous improvement within the Rinker group. They are based on Rinker achieving specific financial goals while reinforcing a culture that is ethical and values based, with the highest safety, health and environmental standards (see pages 33 to 36 for further information on the plans).

1 Including fatalities, lost-time, restricted duty and medical treatment injuries.

PEOPLE ACROSS THE RINKER GROUP

AS AT 31 MARCH 2004

Number of people employed*	13,772
By Business Unit	
Florida Materials	2,693
Gypsum Supply	509
Hydro Conduit	1,716
Polypipe	225
Prestress	819
Quarries and Cement	1,451
Rinker Materials West	3,069
Rinker Materials Corporate	213
Readymix Holdings	3,065
Rinker Corporate	12
By Geography	
Australia and China	3,077
US	10,695

* Full time equivalent employees, including those employed by *partly owned subsidiaries*

RATE OF RECORDABLE INJURIES


8
6
4
2
0
01
02
03
04

Year end 31 March

Total Recordable Injuries Frequency Rate (TRFR) = Number of injuries (including fatalities, lost time, restricted duty and medical treatment injuries) per 200,000 work hours

NET PROFIT (US$) PER EMPLOYEE


US$000
25
20
15
10
5
0
01
02
03
04

Year end 31 March

PEOPLE ACROSS THE RINKER GROUP



USA 78%
Australia and China 22%
As at 31 March 2004

RINKER IS COMMITTED TO MINIMISING OUR IMPACT ON THE ENVIRONMENT, USING RESOURCES EFFICIENTLY AND RESPECTING THE INTERESTS OF THE COMMUNITY

Protecting the environment is an important part of our normal business activities.

During the past year, Rinker adopted a Safety, Health and Environment (SHE) policy, guiding principles and management directives that became effective, globally, across the entire group. We also implemented a formal SHE Management System incorporating processes to identify and correct the root causes of environmental incidents, and to establish defined performance standards – all within a framework of continuous measurement and improvement. The environment component of the SHE Management System emphasises accountability with respect to licence compliance and due diligence activities. It also emphasises future stewardship. Our goal is 'zero' environment incidents.

A major aspect of the environmental management system is the systematic auditing of operating sites for compliance with governmental requirements and Rinker standards. Environment audits were carried out last year on more than 40 sites by external experts; hundreds more were performed internally. No environmental issues were identified that would materially affect Rinker.

ENVIRONMENTAL AWARDS

Rinker received a number of awards for its proactive environmental efforts. In the US, Rinker Materials received the prestigious Environmental Eagle Awards for its 474 sand mine and Krome quarry in Florida. In Australia, Readymix received industry environmental awards at its Lidcombe, Brookvale and Gloucester concrete plants.

ENVIRONMENTAL PERFORMANCE TARGETS

In Australia, Readymix measures key environmental performance indicators with the aim of progressively reducing waste generation, water and energy consumption and carbon dioxide emissions. A similar program is underway in the US.

GREENHOUSE GASES

As a responsible corporate citizen, we understand the growing interest in controlling and reducing greenhouse gas emissions. We are actively working with the Portland Cement Association to voluntarily reduce CO_2 emission intensity within the cement-manufacturing sector. We have enrolled our two US cement mills in this effort as well as recently modernising our Miami cement facility to a state-of-the-art fuel-efficient operation – similar in nature to our facility in Brooksville, Florida. We are an industry leader in the use of substitute fuels at both cement facilities and the use of substitute cementitious products in our cement, concrete and pipe manufacturing facilities throughout the Unites States, further reducing the generation of CO_2 per unit of production. We are committed to continuously improving on these achievements.

ENVIRONMENTAL INCIDENTS

Rinker reports environmental incidents based on five levels of severity: (1) minor, (2) significant, (3) serious, (4) severe and (5) extreme. There were 131 incidents last year, 51 more than the prior year. The increased incidents were all Level 1 and 2 and were due, in large part, to an increased focus on accurate reporting which is a trend expected to continue throughout the next year. There were three Level 3 incidents, down from four in the prior year. None of the Level 3 incidents resulted in significant harm to offsite environments; all were self-reported and no penalties were assessed.

SUPPORTING OUR COMMUNITIES

Rinker is committed to acting responsibly and to ensuring that our people deal effectively and appropriately with the communities in which we operate.

The Rinker group donated almost A$800,000 (US$552,000) to community projects, educational activities and charitable institutions last year. In addition, Rinker group businesses made contributions to local communities and charitable organisations by supplying heavy building materials, and our people contributed their time and labour.

In the US, the Rinker Foundation contributed an additional US$470,000 (A$680,000) to universities and community groups. In Australia, Readymix continues to support the Beacon Foundation, which develops innovative approaches to resolve the problem of youth unemployment, and to Technical Aid to the Disabled (TAD), which aims to improve the quality of life of people with disabilities.

In Washington state in the US, Rinker Materials people worked with fishery consultants and wetland ecology experts to restore the Little Bear Creek for salmon habitat.

At the Gator and the Lake Wales sand mines in Florida, USA, Rinker Materials designated over 120 acres (49 hectares) to be enhanced for wildlife habitat, and is working with local organisations to create around three miles (five kilometres) of public nature trails within these preserved areas.

At the 474 sand mine we operate an outdoor environmental classroom where we partner with a number of schools to foster environmental education activities, for children of all grade levels.

In Australia, the Readymix Sunshine Coast quarries in Queensland formed an alliance with the Mooloolah Riverwatch and the Land Care, Inc. groups to provide land and nursery facilities for these organisations, to propagate seedlings for the future re-vegetation of the Mooloolah River watershed.

Rinker made donations to Australian political parties totalling A$90,000 (US$62,000).

ENVIRONMENTAL INCIDENTS


Incidents
120
100
80
60
40
20
0
0
0
0
0
Level 1 (minor)
Level 2 (significant)
Level 3 (serious)
Level 4 (severe)
Level 5 (extreme)
03
04
Year end 31 March

VALUE ADDED TO THE COMMUNITY


Payments to employees 62%
Reinvestment to maintain and grow our business 19%
Government taxes and charges 9%
Dividends to shareholders 6%
Interest paid to lenders 4%
Year end 31 March 2004

The group's main contribution to our communities – payments to employees, taxes, dividends and interest paid – is shown in this pie chart describing the A$2 billion (US$1.4billion) of value added to the products and services bought from suppliers

" No matter how much you regulate, you can never guarantee good corporate governance. If you have the wrong people, they will find ways through and around rules. But there is one very simple test which virtually always works. It is the harsh glare of the spotlight: If you don't want people to know exactly what you are doing – then don't do it!"

Chairman JOHN MORSCHEL at Rinker's Annual General Meeting, July 2003

SENIOR EXECUTIVES

RINKER

DAVID CLARKE
Chief Executive Officer

TOM BURMEISTER
BSBA, age 60
Chief Financial Officer

IRA FIALKOW
BBA, CPA, age 45
Vice President Shared Services

DAVID BERGER
BS, MBA, age 41
Vice President Strategy and Development

PETER ABRAHAM
BEc, LLB, FCPA, FCIS, age 49
General Counsel and Company Secretary

DEBRA STIRLING
BA, age 45
Vice President Corporate Affairs and Investor Relations

RINKER MATERIALS

KARL H WATSON SR.
AS, age 63
President and Chief Operating Officer, US Construction Materials

DUNCAN GAGE
BS, age 55
President, Hydro Conduit Division

KARL WATSON JR.
BS, MBA, age 39
President, Rinker Materials West (from June 2004)

READYMIX

SHARON DeHAYES
AB, MS, age 52
Chief Executive, Readymix Holdings (from June 2004)


Rinker

JOHN MORSCHEL
DipQS, FAIM, age 60

Chairman. Independent, non-executive director.

Joined the Rinker board, and was elected chairman, on 3 February 2003. Prior to the demerger, John had been a member of the CSR board since 1996 and chairman since 2001. John is a director of Rio Tinto plc, Rio Tinto Limited, Singapore Telecommunications Limited and Tenix Pty Limited. A former managing director of Lend Lease Corporation Limited, he has particular experience in the building and construction and finance industries. John is chairman of Rinker's Nominations Committee and a member of Rinker's Safety, Health & Environment Committee. Resides in Sydney.

John is seeking re-election at the 2004 annual general meeting.



RINKER DIRECTORS FROM LEFT: JOHN MORSCHEL, DAVID CLARKE, MARSHALL CRISER, JOHN ARTHUR, JOHN INGRAM AND WALTER REVELL

DAVID CLARKE
DipEng, age 60

Managing Director and Chief Executive Officer.
Non-independent, executive director.

Joined the Rinker board on 3 February 2003. Prior to the demerger, David had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David's entire career has been based in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia. He stepped down (in favour of another senior Rinker executive) as a director of the National Stone, Sand and Gravel Association in the US in April 2004. Resides in Florida, USA.

David was last elected at the 2003 annual general meeting. As Managing Director, he is not required to seek re-election.

MARSHALL CRISER
JD, age 75

Deputy Chairman.
Independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger, Marshall had been a director and chairman of Rinker Materials since 1993. Marshall is a lawyer and is currently chairman of Scripps Florida Funding Corp and a director of Flagler System Inc. He is a former director of BellSouth Corporation and FPL Group. Marshall is a former president of the University of Florida, and a former chairman of the university's board of trustees. Marshall is the chairman of Rinker's Audit Committee and a member of Rinker's Nominations Committee and its Remuneration & Human Resources Committee. Resides in Florida, USA.

Marshall was last elected at the 2003 annual general meeting. His current term will expire no later than the close of the 2006 annual general meeting.

JOHN ARTHUR
LLB, age 49

Independent, non-executive director.

Joined the Rinker board on 3 February 2003. Prior to the demerger, John had been a member of the CSR board since 2001. John is a commercial lawyer with extensive experience in property development and construction, information technology, e-commerce and the financial sector. He is a partner at law firm Gilbert + Tobin and was previously a partner at Freehills. Prior to that, John was general counsel at the Lend Lease Group. John is a director of the integrated real estate group Investa Properties Limited. John is chairman of Rinker's Safety, Health & Environment Committee and a member of Rinker's Remuneration & Human Resources Committee and its Nominations Committee. Resides in Sydney.

John was last elected at the 2003 annual general meeting. His current term will expire no later than the close of the 2006 annual general meeting.

JOHN INGRAM
FCPA, age 62

Independent, non-executive director.

Joined the Rinker board on 1 October 2003. John is chairman of Wattyl Limited and Nick Scali Limited and a director of United Group Limited and Savings Australia Pty Ltd (Superannuation Trust of Australia). John has extensive experience in manufacturing and in the building materials industry, both in Australia and overseas and was previously managing director of Crane Group Limited. John is chairman of Rinker's Remuneration & Human Resources Committee and is a member of Rinker's Audit Committee and its Nominations Committee. Resides in Sydney.

John is seeking election at the 2004 annual general meeting.

JOHN BALLARD

John joined the Rinker board on 3 February 2003 and resigned on 1 October 2003 after being appointed CEO of Southcorp.

WALTER REVELL
BS, age 69

Independent, non-executive director.

Joined the Rinker board on 12 April 2003. Prior to the demerger, Walter had been a director of Rinker Materials since 2000. He is a former secretary of transportation for the State of Florida, a former chairman of the Florida Chamber of Commerce and the former chairman of the Florida 2020 Energy Commission. Walter is currently chairman of the Greater Miami Foreign Trade Zone and a director of The St. Joe Company, International Finance Bank and Edd Helms Group, Inc. He is a member of Rinker's Audit Committee, its Safety, Health & Environment Committee and its Nominations Committee. Resides in Florida, USA.

Walter was last elected at the 2003 annual general meeting. His current term will expire no later than the close of the 2006 annual general meeting.

DEVELOPMENT OF RINKER'S CORPORATE GOVERNANCE SYSTEM

Rinker was first listed on the Australian Stock Exchange (ASX) on 31 March 2003, following its demerger from CSR Limited (CSR). Coincidentally, this was the same day that the ASX Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations (ASX Principles and Recommendations).

On 28 October 2003, Rinker's American Depositary Receipts (ADRs) were first listed for trading on the New York Stock Exchange (NYSE).

Despite its new status as a listed entity, Rinker was fortunate that it was able to commence immediately with a robust and mature set of corporate governance practices developed over many years at CSR. However, of more fundamental importance, is that from the outset Rinker has had an entrenched, highly developed governance culture based on strong ethical values and a commitment to openness and transparency.

During the period of a little over a year since it demerged from CSR, Rinker has further developed and refined its corporate governance practices to reflect its circumstances (including, in particular, its strong presence in the United States), the ASX Principles and Recommendations and its listing on NYSE.

'IF NOT, WHY NOT' DISCLOSURE

One of the features of the ASX Principles and Recommendations is an 'if not, why not' disclosure obligation in relation to practices that differ from the ASX Recommendations. In Rinker's case, that obligation is triggered in two regards:

- Rinker has progressively developed its corporate governance documents, including formal policies and charters, during the period since the demerger and did not publish these documents on its website until the release of this annual report, in order to present its full corporate governance system in context; and
- Rinker has a share plan open to all Australian employees who have been employed for at least one year (Universal Share Plan – USP) under which those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. ASX Recommendation 9.4 provides that plans for equity-based executive remuneration should be approved by shareholders. Although executives are not prohibited from participating in the plan, it is designed for Australian employees as a whole, not for executives – last year a total of 1,219 Australian employees (74.5% of those eligible) participated. The maximum number of shares that can be purchased under the plan is identical for each employee. Last year, that maximum was 150 shares, giving rise to an entitlement to an additional 150 shares for no further consideration. USP is an incidental and insignificant component of executive remuneration and was fully disclosed to shareholders prior to the demerger. After taking the above factors into account, the Board has not sought shareholder approval for USP as a plan for equity-based executive remuneration. However, the Board has elected to put its Remuneration Report to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 20 July 2004.

Documents that are italicised and underlined in this statement (for example *Board Charter*) are available on Rinker's internet site, (www.rinkergroup.com) under the heading 'Corporate Governance'. A table cross-referencing each of the ASX Principles and Recommendations to the relevant section of this statement also appears there.

1. RINKER'S BOARD

1.1 ACCOUNTABILITY AND APPROACH TO GOVERNANCE

The board of directors (the Board) of Rinker is accountable to shareholders for the activities and performance of the Rinker group.

The Board's key responsibility is to oversee the building of sustainable value for shareholders within an appropriate risk framework, having regard to the interests of other stakeholders.

To fulfil that responsibility, the Board strives to ensure that a strong performance culture continues to be driven throughout the Rinker group, within a structure of governance and ethical values that warrant the trust, respect and confidence of shareholders, employees, customers, suppliers, regulators and the communities within which Rinker group companies operate.

1.2 THE RINKER BOARD'S DUTIES

The Board has identified key duties that it has reserved for itself and will not delegate to management. These duties, many of which are carried out with the assistance of the Board's committees, are set out in Rinker's *Board Charter*. The duties include:

- promote and oversee the maintenance of Rinker's high integrity performance culture;
- review and confirm the strategic direction of the Rinker group;
- approve business plans, budgets and financial policies;
- consider management recommendations on key issues, including proposed acquisitions, divestments and significant capital expenditure;
- fulfil its responsibilities in relation to safety, occupational health and environmental matters arising out of activities within the Rinker group and the impact of those activities on employees, contractors, customers, visitors and the communities and environments within which Rinker group companies operate;
- oversee the establishment of proper processes and controls to maintain the integrity of accounting and financial records and reporting;
- fairly and responsibly reward executives, having regard to the interests of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions;
- determine dividend policy and the amount, timing and nature of dividends to be paid to shareholders;
- adopt and oversee implementation of corporate governance practices that represent best practice in Rinker's particular circumstances from time to time;
- oversee capital management and financing strategies;
- oversee appropriate and effective risk management policies and strategies;
- determine the scope of authority (and limits on that authority) delegated to the Chief Executive Officer (CEO);
- strive to ensure that the Board is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker's present and anticipated future needs, with regular performance reviews supporting this objective; and
- appoint, evaluate, reward and determine the duration of appointment of the CEO and approve the appointments and remuneration (sometimes referred to in this statement as 'compensation') of those reporting to the CEO, including the Chief Financial Officer and the Company Secretary.

1.3 POWERS DELEGATED TO RINKER'S MANAGEMENT

The Board has delegated to the CEO the authority and powers necessary to implement the strategies approved by the Board and to manage the business affairs of the Rinker group within the policies and specific delegation limits specified by the Board from time to time. The CEO may further delegate within those specific policies and delegation limits, but remains accountable for all authority delegated to executive management.

1.4 RINKER'S CHAIRMAN AND DEPUTY CHAIRMAN

The Chairman is appointed by the Board and must be an independent, non-executive director.

The role of the Chairman includes:

- leading the Board, including ensuring that board meetings are conducted in an open and professional manner and that all directors know that they are expected to be well informed and are encouraged to express their views forthrightly, without fear or favour, leading to objective, robust analysis and debate;
- representing the views of the Board to shareholders and the public;
- conducting meetings of shareholders in an open, democratic manner and providing a reasonable opportunity for shareholders (as a whole) to express their views and to ask questions of the Board, management and the external auditors;
- ensuring that new directors are properly briefed on the terms of their appointment and their rights, duties and responsibilities; and
- setting an example of the culture and values for which Rinker stands.

If appropriate, the Board may also appoint a Deputy Chairman to assist the Chairman from time to time and to act as chairman in the absence of the Chairman. In Rinker's current circumstances, the Board has determined it appropriate to appoint Marshall Criser, a US-based director, to perform that role.

1.5 THE COMPOSITION OF RINKER'S BOARD

Rinker's constitution provides for a minimum of five and a maximum of ten non-executive directors. The Board has determined that currently, the appropriate number of non-executive directors is five. All five non-executive directors have been determined by the Board to be independent.

The *constitution* also provides for a maximum of three executive directors. In Rinker's current circumstances, the Board has determined it appropriate that the Chief Executive Officer be the only executive director on the Board.

The *Board Charter* specifies that the majority of Rinker's directors must be independent (see criteria below). Under *Rinker's constitution*, non-executive directors will always comprise a majority of the Board.

With assistance from the Board's Nominations Committee, the Board strives to ensure that it is comprised of strongly performing individuals of the utmost integrity and whose complementary skills, experience, qualifications and personal characteristics are highly suited to Rinker's present and anticipated future needs. Specific duties have been assigned to the Nominations Committee (as set out in the *Nominations Committee Charter*) to support that objective. Membership of the Nominations Committee (all members are independent non-executive directors) and attendance at its meetings is set out on page 27.

Details of current directors, including their skills, experience, qualifications, length of service and current term of office are set out on pages 22-23.

1.5.1 HOW RINKER ASSESSES THE INDEPENDENCE OF DIRECTORS

The Board's policy on assessing independence has been formed after consideration of recent developments in Australia and the United States, including criteria established by:

- ASX Corporate Governance Council;
- Australian Investment and Financial Services Association (the IFSA Blue Book);
- US *Sarbanes-Oxley Act of 2002* and Securities Exchange Commission (SEC) rules; and
- Corporate Governance Rules of the NYSE.

The Board's overarching test for independence is whether a director is:

> 'Independent of management and free from any business or other relationship that could materially interfere with (or could reasonably be perceived to materially interfere with) the exercise of their unfettered and independent judgment.'

In determining whether this test is satisfied, the Board applies the threshold criteria set out below to determine whether there are any indicators of matters that may impair a director's unfettered and independent judgment.

The Board may determine that a director is independent even though one or more of the threshold criteria below are not met, in which case the Board will publicly disclose its reasons for making that determination.

Similarly, the Board recognises that in certain circumstances it is possible that a director may not be independent, even if the threshold criteria are met.

In considering independence, the Board will distinguish between a relationship that may have the potential to give rise to, on isolated occasions, a narrow, discrete and immediately identifiable conflict of interest (that can be completely quarantined by the Board's conflict of interest procedures) and a relationship that has the potential to affect the director's underlying objectivity or independence of mind.

The Board tests the independence of directors at least annually. In addition, each director is required to promptly provide the Board with any new information that may be relevant to that director's independence. The Board will promptly consider any such information and then reassess its determination of that director's independence.

The Board will disclose, in each annual report, its determination of whether each director is independent or non-independent. At the date of this annual report, the Board has determined that each of its non-executive directors is, in fact, independent and that none of the threshold criteria set out below have been triggered.

1.5.2 RINKER'S THRESHOLD CRITERIA FOR ASSESSING INDEPENDENCE

a. The director is not a member of management within the Rinker group.

b. The director is not a substantial shareholder (as defined in section 9 of the *Corporations Act 2001*) of Rinker or an officer of, or otherwise associated directly with, a substantial shareholder of Rinker.

c. Within the last three years neither the director, nor an immediate family member (as defined in the *Board Charter*), has been employed in an executive capacity by any company in the Rinker group or has been a director after ceasing to hold such employment.

d. Within the last three years neither the director, nor an immediate family member, has been a principal of an auditor or of any material professional adviser or of a material consultant to any company in the Rinker group or an employee materially associated with any such service provided.

e. Within the last three years neither the director, nor an immediate family member, has been employed by an entity that had an executive officer of a company in the Rinker group on its compensation committee.

f. The director does not hold cross-directorships or have other significant links with other directors through involvement in other companies or bodies where those cross-directorships or links could materially interfere with the director's unfettered and independent judgment.

g. Neither the director, nor an immediate family member, is a material supplier or customer of the Rinker group or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer. In this context the supplier or customer shall be deemed to be 'material' if payments to or from that customer or supplier exceed 2% of the consolidated gross revenue of either the Rinker group or of that customer or supplier.

h. The director has no material contractual relationship with a company in the Rinker group other than as a director, nor does the director receive additional compensation from any such company, apart from approved director's and committee fees.

i. The director has not served on the Board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Rinker group.

j. The director satisfies the independence criteria specified from time to time by the NYSE.

Critically, in addition to the above threshold criteria, the Board is required to determine whether the director is independent in character and judgment.

Directors who currently sit on Rinker's Audit Committee satisfy the additional independence criteria specified under the US *Sarbanes-Oxley Act of 2002*.

1.5.3 MATERIALITY

The Board, in part, determines whether a relationship with a professional adviser or consultant is material by assessing whether payment for the services provided is 5% or more of the expenditure by the Rinker group on professional or consulting services or is 5% or more of the revenue of the relevant professional adviser or consultant.

Because there are inherent weaknesses in mechanically applying quantitative criteria, the Board will always strive to determine the true substance of any relationship that may call a director's independence into question. Qualitative aspects of materiality will be closely considered, including the strategic significance and underlying nature of the relationship.

While disclosure will automatically be made if the quantitative threshold is exceeded, a relationship will not be regarded as immaterial simply because it involves payments that fall below that quantitative threshold.

Rinker director John Arthur and his spouse are partners in the law firm Gilbert + Tobin (G+T). The Board specifically examined the fact that G+T had undertaken matters relating to businesses now conducted by companies in the Rinker group in the past (commencing many years prior to their joining G+T) and could potentially do so in the future. In recognising the potential sensitivity of the connection, the Board undertook that examination even though the materiality threshold outlined above had not been remotely approached.

The Board determined that:

- neither Mr Arthur nor his spouse had ever personally acted in any such matters and would not do so in future;
- Mr Arthur had not and would not seek to influence any decision on whether or not a company in the Rinker group should use G+T;
- Mr Arthur had never received, nor would in future receive, any additional financial benefit (that is, apart from normal partnership distributions – there being more than 40 partners in G+T) or other recognition or benefit of any nature whatsoever by G+T in connection with any matters carried out by G+T for a company in the Rinker group;
- there were no other aspects of the relationship with G+T that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of Mr Arthur's unfettered and independent judgment; and
- it would be against Rinker's best interests to restrict its long-standing policy that in each case the most appropriate lawyer for a particular matter be engaged, by refusing to consider any lawyer working for G+T.

1.6 APPOINTMENT, ELECTION AND RE-ELECTION OF RINKER DIRECTORS

The Board's Nominations Committee has specific duties (set out in its Charter) to assist the Board in assessing the skills required by the Board from time to time and in identifying candidates for potential appointment to the Board.

When it is appropriate to appoint a new director and a suitable candidate has been found, the Chairman ensures that prior to appointment, the candidate understands, and agrees to, the Board's expectations of that candidate including, in particular, the time commitment and nature and quality of the contribution required. A formal letter of appointment is provided to the proposed director which includes (among other things) the terms and conditions of appointment, the Board Charter and the charters of each committee, Rinker's constitution, details of future Board and committee meetings, indemnity and insurance arrangements and details regarding remuneration, expenses and superannuation.

In accordance with *ASX Listing Rules*, the *Corporations Act 2001* and Rinker's constitution, non-executive directors are subject to re-election by rotation at least every three years and new directors appointed by the Board are required to seek election at the first general meeting of shareholders following their appointment. Non-executive directors are required to agree not to seek re-election after serving three three-year terms, unless the Board specifically requests the director to remain, to enable the Board to accommodate unforeseen and unusual circumstances that may exist at the time the director would otherwise leave the Board.

Before each general meeting the Nominations Committee is required to make recommendations to the Board regarding the Board's support for the re-nomination of each non-executive director who will retire at that meeting. Notices of the meetings at which directors are standing for election or re-election will provide details of the relevant directors' skills, experience, age and qualifications, the Board's assessment of their independence, other directorships they hold, their time in office and a statement as to whether the Board recommends the individual's election or re-election. Each director standing for election or re-election will be invited to briefly introduce themselves to shareholders at the general meeting.

Rinker's constitution provides that an executive director's office automatically becomes vacant upon his or her cessation of employment, unless the Board determines (prior to that cessation of employment) that the director will remain in office as a director for a specified period that may not exceed 12 months.

1.7 RINKER'S BOARD MEETINGS

The Board meets as often as the directors determine is necessary to fulfil their responsibilities and duties. Details of board and committee meetings held during Rinker's most recent financial year and each director's attendance at those meetings is set out in the table below. Because of the international nature of the Rinker group's operations, Rinker's directors are required to travel substantially. The dates and locations of scheduled meetings are generally agreed at least a year in advance. However the Board always retains flexibility to reschedule meetings or to schedule additional meetings if significant issues arise outside the planned program of meetings.

The Board aims to strike an appropriate mix between meetings held in Australia, meetings held in the United States and meetings conducted by video-conference or other electronic means.

Board and committee papers are distributed sufficiently in advance of each meeting to afford directors adequate time to fully consider the material before the meeting.

The Board at least annually reviews the overall content of its meeting agendas and Board and Committee papers as part of the Board's performance review process (this must also be done at any other time on the request of any director). The Company Secretary is required to prepare a draft agenda for each meeting, which is finalised by the Chairman in consultation with the CEO. In addition, any director may require a matter to be placed on the Board's agenda.

Independent non-executive directors meet on a regular basis, without any executive director or other member of management present. The Chairman presides over these meetings. Interested persons may raise issues with the Chairman for consideration by the non-executive directors – contact details are available on Rinker's internet site.

Whenever necessary to ensure that discussion on sensitive matters may be conducted plainly and openly, the Chairman will request executive directors and other members of management who may be present to temporarily leave the Board meeting. If necessary, the Chairman will call a separate formal meeting of non-executive directors.

Subject to any need for the directors to meet in private, the Company Secretary and, at the Chairman's invitation, the Chief Financial Officer, attend all Board meetings.

Senior managers who report to the CEO are expected to make personal presentations to the Board regularly – including once at the Board's annual budget and strategy meeting with management and on other appropriate occasions – to provide an in-depth review of the performance and issues of the business for which they are responsible. Other managers are invited to attend such sessions when appropriate.

Directors are expected to participate actively in debate at Board meetings and to bring independent judgment to bear. Constructive differences of opinion and robust debate are fundamental to the effective operation of the Board. Any director may request matters of concern to be recorded in Board minutes.

In accordance with the Board's _Policy for obtaining independent professional advice_, the Board, each committee of the Board, and each individual director have the right to obtain independent professional advice at Rinker's expense to assist them to carry out their duties. For individual directors, the prior approval of the Chairman is required, but may not be unreasonably withheld. If such consent is withheld, the Board must be promptly informed and the director may then seek Board approval to obtain such advice. This right to obtain independent professional advice was neither exercised nor sought to be exercised during the year.

1.8 RINKER'S BOARD COMMITTEES

The Board has established the following committees to advise and support the Board in carrying out its duties:

- Audit Committee (see _charter_);
- Safety, Health & Environment Committee (see _charter_);
- Remuneration & Human Resources Committee (see _charter_); and
- Nominations Committee (see _charter_).

Each committee has a written charter which addresses the committee's composition, overall responsibilities, specific duties, reporting obligations, meeting frequency and arrangements, authority and resources available and provisions for reviewing the committee's charter.

The composition of each committee and the attendance of their members at meetings is set out in the table below.

DIRECTORS' ATTENDANCE AT BOARD AND COMMITTEE MEETINGS

YEAR ENDED 31 MARCH 2004		BOARD		AUDIT COMMITTEE		SAFETY, HEALTH & ENVIRONMENT COMMITTEE		REMUNERATION & HUMAN RESOURCES COMMITTEE		NOMINATIONS COMMITTEE	
Name	**Notes**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
John Arthur	1	11	11	4	4	4	4	1	1	1	1
John Ballard	2	5	6								
David Clarke	3	11	11								
Marshall Criser	4	9	9	5	5			5	5	1	1
John Ingram	5	5	5	1	1			0	0	1	1
John Morschel	6	11	11			4	4	5	5	1	1
Walter Revell	7	9	9	5	5	4	4			1	1

Legend:

Current member	Current Chairman

Notes:

A shows number of meetings attended while the director was a member of the Board or Committee

B shows number of meetings held while the director was a member of the Board or Committee

1 John Arthur retired from the Audit Committee on 1 December 2003 and was appointed to the Remuneration & Human Resources Committee on 1 December 2003

2 John Ballard retired from the Board on 1 October 2003

3 As an executive director, David Clarke is not a member of any committees

4 Marshall Criser was appointed to the Board on 12 April 2003

5 John Ingram was appointed to the Board on 1 October 2003. He was appointed to the Audit Committee on 1 December 2003 and was appointed Chairman of the Remuneration & Human Resources Committee on 18 March 2004

6 John Morschel retired as Chairman of the Remuneration & Human Resources Committee on 18 March 2004

7 Walter Revell was appointed to the Board on 12 April 2003

1.9 INDUCTION, ACCESS TO INFORMATION AND CONTINUING EDUCATION FOR RINKER DIRECTORS

Upon joining the Board, and in addition to their letter of appointment, new directors are provided with a comprehensive information pack, special briefings from management and, at the earliest practical opportunity, take part in visits to key operations in the United States and Australia to assist them to rapidly understand the Rinker group's businesses, strategies, people, culture, policies and other key issues.

With the consent of the Chairman, which may not be unreasonably withheld, any director may attend (at Rinker's expense) briefings, lectures or courses that the director believes will assist in further developing the director's knowledge and understanding of either his or her duties and responsibilities as a director or of issues clearly pertinent to the Rinker group's businesses.

To assist directors to maintain their understanding of the group's businesses and to assess the people running them, senior managers brief the Board regularly in person. Site visits and briefings are organised as frequently as practical. Subject to safety requirements, directors have unrestricted access to employees during such visits. External professionals and consultants also brief the Board when appropriate.

All directors have direct access to the Company Secretary and General Counsel, who is required to provide guidance on corporate governance issues and developments and to provide assistance on all other matters reasonably requested by directors. The Company Secretary and General Counsel monitors compliance with the *Board Charter* and other policies and procedures and is accountable to the Board, through the Chairman, on all corporate governance matters.

Directors have unrestricted access to Rinker's records and information. If the Board or an individual director seeks information, the CEO is required to take all reasonable steps to ensure that no material information is withheld and that no misleading impressions are conveyed.

Comprehensive performance reports are provided to directors monthly, regardless of whether a Board meeting is scheduled for that month.

1.10 PERFORMANCE REVIEWS OF THE RINKER BOARD

Through its Nominations Committee, and using the services of an independent third party, the Board undertook a formal review (which will be conducted annually) of the performance of the Board, its committees, and individual non-executive directors. The review was undertaken in March/April 2004, and a report on its findings and recommendations was presented to the Board in May 2004. The review was initially conducted by way of questionnaire, with the opportunity for follow-up discussions if any director, or the independent third party, thought it would be beneficial to do so. The review indicated a fundamentally sound state of health in all key areas.

Matters canvassed in the performance review included:

- the effectiveness of the Board and each committee in meeting the requirements of their charters, and any amendments that should be made to those charters;
- the contribution, effort and time commitment made by individual directors, both at Board meetings and in their other responsibilities;
- the effectiveness of the Chairman in leading the Board;
- the quality of debate and discussion at Board meetings;
- the quality of the relationship between non-executive directors and management;
- the quality and timeliness of Board agendas, Board papers and secretarial support services;
- the suitability of the blend of skills, experience, qualifications and personal characteristics represented on the Board and an identification of any current or potential gaps; and
- any other significant matters that arose during the process.

Through the Remuneration & Human Resources Committee, the performance of the CEO (and other executive directors, if any) is separately and formally reviewed each year. The review evaluates performance against pre-set financial and non-financial goals.

Directors' interests in Rinker shares (including Rinker ADRs) are set out below.

AS AT 25 MAY 2004	RELEVANT INTEREST 2004	RELEVANT INTEREST 2003	ADDITIONAL ECONOMIC INTEREST 2004*	TOTAL ECONOMIC INTEREST 2004
John Arthur	**25,458**	17,663		
David Clarke	**260,414**	188,694	245,026	505,440
Marshall Criser	**34,000**	10,000		
John Ingram	**15,000**	**		
John Morschel	**51,333**	39,640		
Walter Revell	**20,000**	2,000		

* Mr Clarke has an additional exposure to movements in Rinker's share price by virtue of his election to invest in 'notional Rinker shares' under Rinker's SERP, a plan in the United States to which employees and employers make contributions. The interest of Mr Clarke shown in this column is economic only – 'notional Rinker shares' do not currently carry any rights in connection with Rinker ordinary shares or Rinker ADRs

** Mr Ingram was appointed to the Board on 1 October 2003

1.11 RINKER'S SAFEGUARDS AGAINST CONFLICTS OF INTEREST

Rinker's directors are required to take all reasonable steps to avoid any action, position or interest that conflicts with an interest of the Rinker group, or could reasonably be perceived to represent a conflict. This is one of the elements of Rinker's *Code of Business Ethics* – a code that applies to all directors, management and other employees.

If a director has a material personal interest in any matter that concerns the affairs of the Rinker group, he or she must give the other directors immediate notice of such interest. Such notice is to be provided in writing (although the director may first advise the matter personally) to the Company Secretary, who shall ensure it is brought to the attention of other directors.

If a potential conflict arises, the director concerned does not receive the relevant Board papers and is required to withdraw from the Board meeting while such matter is considered. The director must not endeavour, in any other manner, to exercise any influence in connection with the Board's consideration of such matter.

If a significant conflict of interest arises that is not capable of being completely quarantined by the above procedure, and which has the potential to affect a director's underlying objectivity or independence of mind, the Chairman, after consultation with the director, may request the director to resign.

1.12 SHAREHOLDING REQUIREMENTS FOR RINKER DIRECTORS

Rinker's constitution requires each director to hold a minimum of 2,000 Rinker ordinary shares (or the equivalent in Rinker ADRs) in their own name.

In addition, the Board's policy is that each non-executive director be encouraged to acquire Rinker shares or ADRs, with a value equivalent to not less than one year's base director's fees, within a reasonable time of joining the Board, and that such Rinker shares or ADRs continue to be held while remaining on the Board.

The Board's policy also encourages the CEO to acquire Rinker shares or ADRs, with a value equivalent to three year's of the CEO's base remuneration, within a reasonable time and that such Rinker shares or ADRs continue to be held while remaining as CEO.

Details of directors' shareholdings are set out in the table on page 28.

1.13 RESTRICTIONS ON SHARE DEALINGS BY RINKER'S DIRECTORS AND EMPLOYEES

Directors and employees are subject to Australian and US legal restrictions on buying or selling Rinker securities while in possession of price sensitive information that has not been disclosed to the market (known as 'insider trading').

Rinker has adopted a *Policy on dealings in shares by Rinker directors and employees* that places additional restrictions on the ability of directors and employees to trade in Rinker's shares, designed to minimise the risk of actual or perceived insider trading. Regular monthly purchases by the trustee of Rinker's Employee Share Acquisition Plan, on behalf of directors and employees, are permitted to continue throughout the year in accordance with standing instructions. However, those standing instructions may not be changed outside the limited 'trading windows' identified in the policy.

In accordance with *ASX Listing Rules*, Rinker is required to notify ASX, within five business days, of any sale or purchase of Rinker securities by a director. This notification is also filed publicly by Rinker with the SEC (on Form 6-K). To enable Rinker to fulfil this obligation, each director has entered into an agreement with Rinker under which the director is required to notify the company of any such sale or purchase as soon as reasonably practicable, and in any event within three business days.

2. RINKER'S SHAREHOLDERS

2.1 COMMUNICATIONS STRATEGY

Rinker is committed to providing shareholders with extensive, transparent, accessible and timely communications on company activities, strategy and performance.

The primary tools used to communicate with shareholders include:

- releases to ASX and SEC/NYSE in accordance with continuous disclosure obligations;
- extensive use of Rinker's internet site (www.rinkergroup.com);
- annual report;
- half-yearly results summary;
- annual general meeting (AGM);
- e-mail distribution of company releases, reports and other communications; and
- media coverage of significant announcements.

Rinker's communications program includes:

- posting on Rinker's internet site of all announcements and reports to the market, immediately following release by ASX;
- annual report and half-yearly results summary mailed to shareholders (unless requested otherwise) and posted on Rinker's internet site for downloading;
- e-mail alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site;
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and archived for later viewing on Rinker's internet site;
- other major briefings, presentations and management speeches are immediately posted on Rinker's internet site;
- site visits and strategy briefings are provided for fund managers and analysts – all new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site; and
- 'MY RINKER' employee newsletters posted on Rinker's internet site.

Shareholder questions about Rinker.

- Shareholders can send questions by e-mail to: investorrelations@rinker.com.au
- Other contact details (telephone, facsimile and mail) to facilitate shareholder questions are provided on Rinker's internet site and in the annual report.

Shareholder participation at Rinker AGMs:

- shareholders are encouraged to attend Rinker's AGM each year, to ask questions and to exercise their voting right;
- at Rinker's request, our external auditor has undertaken to attend each Rinker AGM to be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report;
- shareholders who cannot attend in person are encouraged to lodge a proxy and to view the live webcast;
- addresses by the Chairman and the CEO, together with any relevant presentation materials, are released to ASX and the SEC and posted on Rinker's internet site concurrently with the AGM;
- voting results (including a summary of proxy voting) on matters considered at the AGM are released to ASX and the SEC and posted on Rinker's internet site as soon as they are determined; and
- a report on the AGM is provided to shareholders on request and is posted on Rinker's internet site.

2.2 MARKET DISCLOSURE POLICY

Rinker's ordinary shares are listed on ASX and its ADRs are listed on NYSE. Rinker must comply with disclosure obligations in both Australia and the US.

Rinker's *Market disclosure policy*, coupled with its communication strategy referred to above, is designed to put into practice Rinker's commitment to:

- provide relevant information about the company, its performance and activities to the market in strict compliance with its disclosure obligations under Australian and US law;
- avoid selectively disclosing price sensitive information; and
- take all reasonable steps to provide all shareholders and other interested parties with equal access to information that is made available to the market.

3. RINKER'S ETHICAL CULTURE

Rinker's *Code of Business Ethics* applies to all directors, officers and employees within the Rinker group.

The key elements of the code include:

- acting within the law and Rinker's policies;
- acting with integrity;
- acting responsibly with respect to all stakeholders, including fellow employees, customers, communities, shareholders and suppliers;
- conflicts of interest;
- integrity in financial reporting;
- respecting the value and confidentiality of information;
- a drug-free, safe and healthy working environment; and
- safeguarding company assets and resources.

All executives are required to certify annually, in writing, their knowledge of and compliance with the Code. A 'hotline' telephone number is available for confidential reporting of concerns or suspected violations. Anonymous reports may also be made. The Code protects any employee who makes a report in good faith from indignity or retaliation.

Rinker has also established a separate *Policy on dealings in shares by Rinker directors and employees*.

4. REMUNERATION WITHIN RINKER

Rinker's Board has established a Remuneration & Human Resources Committee, the main role of which (as set out in its *charter*) is to assist the Board in fulfiling its corporate governance and oversight responsibilities with respect to:

- providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders;
- fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions; and
- evaluating potential candidates for executive positions, including the Chief Executive, and overseeing the development of executive succession plans.

All members of the Committee are independent non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 27.

The Board and the Committee recognise that – while remuneration is important in recruiting, retaining and motivating highly talented and effective people – other factors also play a major role. These include Rinker's corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

Rinker has prepared a separate *Remuneration Report*, set out on pages 33-39 of this annual report. Among other things, the report:

- explains the structure of, and rationale behind, Rinker's remuneration practices and the link between the remuneration of employees and Rinker's performance;
- sets out remuneration details for each director and for each member of Rinker's senior executive management team;
- makes clear that the basis for remunerating non-executive directors is distinct from the basis for remunerating executives; and
- explains that benefits under the former retirement benefit plan for non-executive directors have been frozen.

With the exception of USP, described at the beginning of this statement, no current or proposed equity-based remuneration within Rinker involves the issue of new shares. All shares for equity plans are purchased on-market and the relevant cost expensed in accordance with accounting standards. The Board has noted clarification that ASX Recommendation 9.4, relating to shareholder approval of equity-based executive remuneration plans, is intended to apply only to plans involving the issue of new shares, that is, plans that dilute the holdings of existing shareholders. Even so, for reasons explained in the following paragraph, the Board is satisfied that shareholders will be afforded adequate opportunity to consider and pass comment on such plans, which are fully explained in the Remuneration Report.

The Board is sensitive to current shareholder sentiment and concern in connection with corporate remuneration practices generally and recognises the likely direction of future legislation. In response to this, the Board has elected to submit the Remuneration Report to shareholders for consideration and adoption by way of a non-binding vote at Rinker's AGM on 20 July 2004.

5. INTEGRITY OF RINKER'S FINANCIAL REPORTING

The primary responsibility of the Audit Committee is to assist the Board in fulfiling its corporate governance and oversight responsibilities with respect to:

- the integrity of Rinker's financial reporting;
- compliance with legal and regulatory requirements, including Rinker's *Code of Business Ethics*;
- the external auditor's qualifications and independence;
- the system of risk management and internal controls that management has established and the process of internal and external auditor review of internal control; and
- the performance of Rinker's internal audit function and external auditors.

All members of the Audit Committee are independent non-executive directors. Its *charter* is available on Rinker's internet site. Attendance at its meetings is set out on page 27.

Because Rinker is registered with the SEC, under US law the Audit Committee is required to be directly responsible for the appointment, compensation, retention and oversight of the external auditor and the pre-approval of all auditing and permitted non-audit services performed by the external auditor. Under the *Corporations Act 2001* the company in general meeting must approve the removal of external auditors and the appointment of new external auditors, giving rise to a potential inconsistency. Rinker will give effect to the provisions of the *Corporations Act 2001* to the extent of any inconsistency, giving shareholders ultimate authority in such circumstances.

The Audit Committee annually reviews the qualifications, performance and independence of the external auditor. Further details of the matters taken into account in reviewing performance and assessing independence are set out in its *charter*. Those matters, together with a review of the external auditor's proposed work plan for the coming year and an assessment of the external auditor's ability to conduct an effective, comprehensive and complete audit for an agreed fee, are the key factors in determining whether to appoint the incumbent external auditor for a further year or to seek the appointment of a new external auditor.

The lead and concurring partners of Rinker's external auditor must be rotated at least every five years, followed by a five-year minimum 'time out' period. Other audit partners on the engagement team must be rotated at least every seven years, followed by a minimum two-year 'time out' period.

Rinker's Chief Executive Officer and Chief Financial Officer are required to state in writing to the Board that Rinker's financial reports present a true and fair view, in all material respects, of Rinker's financial position and performance and are in accordance with relevant accounting standards.

6. OVERSIGHT OF RISK WITHIN RINKER

The Board is responsible for the Rinker group's system of internal control and for reviewing its effectiveness in meeting Rinker's objectives, with the goal of achieving a responsible assessment and mitigation of risks. This includes reviewing financial, operational and compliance controls and risk management procedures.

The Board has established a process for identifying, evaluating and managing significant risks faced by Rinker. The process is reviewed annually and was in place during the year ending 31 March 2004 and up to and including the date of approval of the 2004 annual report and financial statements.

Rather than having a single risk policy, Rinker has specific policies and processes for addressing the key areas of business risk, financial risk, financial integrity risk and compliance risk. Relevant policies cover areas such as limits of authority, ethics and integrity, compliance with laws and regulations, treasury management, safety, health and environment, and human resources.

Rinker's management is responsible to the Board for managing, reporting upon and implementing strategies to address those risks. In addition to formal strategic planning sessions, monthly reports to the Board identify issues that represent business, financial and compliance risks, and include updated information on key economic indicators. The Audit Committee reports to the Board on financial and financial integrity risks and the group's risk management systems overall. The Safety, Health & Environment Committee and the Remuneration & Human Resources Committee report to the Board on risks (mainly business and compliance risks) relating to matters within their charters.

Rinker is subject to economic risks in its markets, including variations in demand across the construction industry economic cycle, the level of government funded construction projects, interest rates, competition, and sources and prices for purchased goods and services. An important part of Rinker's strategy is growth through acquisitions, and there is a risk that future acquisition opportunities may not be as attractive as past opportunities or may fail to achieve target returns. Disruptive events such as labour disputes, severe weather, natural disasters, or terrorist activities could affect day-to-day operations. Rinker must also manage risks of breaches of compliance with health, safety, environmental, land use, trade practices, and other laws and regulations, and contractual obligations.

Rinker has adopted the Committee of Sponsoring Organizations framework (1992 COSO framework) as its risk management and internal control framework. Controls are assessed at both the entity and activity levels.

Assurance functions – including internal auditors and health, safety and environmental auditors – perform reviews of control activities and provide regular written and face-to-face reports to the Board, its committees, and to senior management. The Board receives and reviews minutes of the meetings of each Board committee.

Some risks, such as natural disasters, cannot be mitigated to an acceptable degree using internal controls. Such major risks are transferred to third parties through insurance coverage, to the extent considered appropriate.

During the year, Rinker established a Disclosure Committee, drawn from management, which is responsible for reviewing the effectiveness of the group's controls and procedures for the public disclosure of financial and related information. This committee presents the results of its review to executive management and directors.

In the course of approving Rinker's financial statements and notes thereto for the year ended 31 March 2004, the Board considered certificates from the Chief Executive Officer and the Chief Financial Officer stating that, in the opinion of those officers:

- the integrity of Rinker's financial statements and notes thereto was founded on a sound system of risk management and internal compliance and control systems which, in all material respects, implement the policies adopted by the Board; and
- Rinker's risk management and internal compliance and control systems, to the extent they relate to financial reporting, were operating effectively in all material respects, based on the 1992 COSO framework.

7. NYSE CORPORATE GOVERNANCE RULES

Because Rinker's ADRs are listed on the NYSE, Rinker will be required to disclose any significant differences between its corporate governance practices and the NYSE corporate governance rules. Although this requirement is not mandatory until Rinker's 2005 US annual report, Rinker has elected to make the disclosure this year. There are two potentially significant differences, set out below.

Under the NYSE rules, the Nominations Committee is required to develop and recommend to the Board a set of corporate governance principles applicable to the corporation. In Rinker's case, the Board as a whole has developed and adopted Rinker's corporate governance principles. The Board believes that this is appropriate for Rinker, particularly given that five of Rinker's six directors, including the Chairman and Deputy Chairman, are independent, non-executive directors.

To provide checks and balances on the potential dilution resulting from the process of earmarking shares to be used for equity-based awards to employees and directors, the NYSE rules generally require that all 'equity-compensation plans' be approved by shareholders. The NYSE rules define an 'equity-compensation plan' broadly to include plans involving both newly issued shares and shares acquired on-market.

With the exception of its Universal Share Plan (USP), all of Rinker's other share plans involve shares acquired on-market and, therefore, are non-dilutive to shareholders. Full disclosure is made of shares purchased under these plans and the costs are expensed and disclosed in accordance with accounting standards. As described above (see 'If not, why not' disclosure), Rinker's USP is open to all Australian employees who have been employed for at least one year. Under the USP, those employees may annually acquire a small parcel of ordinary shares at market price and receive an equal number of additional shares for no further consideration. Last year, a total of 324,700 shares (0.03% of issued capital) were issued to 1,219 employees under USP. Half of those shares were purchased by employees at market price.

Rinker has not obtained shareholder approval for its share plans open to employees and directors. However, the Board has elected to put its Remuneration Report, which includes details of all share plans, to shareholders for adoption by way of a non-binding resolution at Rinker's annual general meeting on 20 July 2004.

The directors of Rinker Group Limited (Rinker) present their report on the consolidated entity consisting of Rinker Group Limited and the entities it controlled at the end of, or during, the year ended 31 March 2004 (the Rinker group).

REVIEW OF OPERATIONS AND RESULTS

Unaudited Pro Forma Financial Information

Following Rinker's demerger from CSR Limited (CSR) on 28 March 2003, the year ended 31 March 2004 represents Rinker's first full year as a separately listed company. The results for the year ended 31 March 2004 represent the actual results of the Rinker group for the period. Prior to Rinker's demerger from CSR on 28 March 2003, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003. The results of the Rinker group as a statutory entity during the prior comparative period, the year ended 31 March 2003, do not reflect the businesses that comprised the Rinker group on demerger.

Although the Consolidated Statement of Financial Performance and Consolidated Statement of Cash Flows shown for the year ended 31 March 2003 reflect the entire year's results of Rinker's principal US subsidiary, Rinker Materials Corporation (Rinker Materials), they contain only partial results of the Australian Readymix business and, furthermore, contain partial results of certain businesses now owned by CSR.

Accordingly, unaudited pro forma financial information has been prepared for the prior comparative period. The directors believe that it is meaningful for readers of the Directors' Report to focus on the actual financial statements and notes thereto for year ended 31 March 2004 and, for comparison purposes, on the unaudited pro forma financial information for the year ended 31 March 2003. Comparisons in this Directors' Report with the prior period are based on unaudited pro forma financial information for the year ended 31 March 2003. The unaudited pro forma financial information has been included at pages 50 to 59, together with an explanation of the basis of preparation of that information.

A review of the Rinker group's operations and the results for the financial year to 31 March 2004 is set out on pages 4 to 19.

SIGNIFICANT CHANGES

There were no significant changes in Rinker's state of affairs during the year.

PRINCIPAL ACTIVITIES

The principal activities of entities in the Rinker group during the year were the manufacture and supply of heavy building materials, with operations in the United States (Rinker Materials) and Australia and China (Readymix). There were no significant changes in the nature of those activities during the year.

EVENTS AFTER BALANCE DATE

No material matters or circumstances have arisen since the end of the financial year.

LIKELY DEVELOPMENTS

Likely developments in the operations of Rinker in the future and the expected results are referred to on pages 5, 7, 11, 15 and 17.

This report omits information about likely developments and expected future results that would unreasonably prejudice the Rinker group.

Developments which have arisen by the time of the annual general meeting on 20 July 2004 will be reported to the meeting.

ENVIRONMENTAL PERFORMANCE

Details of Rinker's performance in relation to environmental regulation are set out on page 21.

DIVIDENDS

An interim dividend for the year ended 31 March 2004 of six cents per ordinary share, (Australian dollars), fully franked, was paid on 15 December 2003. Rinker declared a final dividend for the year ended 31 March 2004 of eight cents per ordinary share (Australian dollars), fully franked, on 25 May 2004. The final dividend will be paid on 2 July 2004. Dividends paid and declared during the year are recorded in note 4 to the Concise Financial Statements on page 48.

DIRECTORS, DIRECTORS' MEETINGS AND DIRECTORS' SHAREHOLDINGS

The names of the directors who held office between 1 April 2003 and the date of this report and details about current directors' qualifications, age, experience and special responsibilities are on pages 22 and 23. Details about meetings of the board of directors and of board committees, including attendance, and directors' interests in Rinker Group Limited shares, are on pages 27 and 28. No company in the Rinker group made available to any director any interest in a registered scheme.

OPTIONS OVER SHARE CAPITAL

No options exist over unissued shares in Rinker and no Rinker shares have been issued as a result of the exercise of options (whether to directors, executive officers or otherwise).

REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

A remuneration report is set out on pages 33 to 39. That report includes a discussion of board policy for determining the remuneration of directors and senior executives, the link between that policy and the Rinker group's performance, and details of the remuneration of each director and each member of the senior executive management team.

INDEMNITIES AND INSURANCE

No indemnities were given or insurance premiums paid for current or former officers or auditors during the year.

To the extent permitted by law, Rinker's constitution requires that Rinker indemnify, on a full indemnity basis, each current and former director, secretary and executive officer of Rinker against all losses, liabilities, costs, charges and expenses incurred by them in their capacity as an officer of Rinker or of a subsidiary. Rinker's directors have each entered into a deed with the company in similar terms. The indemnity under Rinker's constitution also extends to such other officers or former officers of Rinker or its subsidiaries as the directors in each case determine.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought on behalf of the company, nor has any application been made in respect of the company under Section 237 of the Corporations Act 2001.

The directors' statutory report is signed in accordance with a resolution of directors of Rinker Group Limited.

John Morschel
CHAIRMAN

David Clarke
CHIEF EXECUTIVE

25 May 2004

REMUNERATION REPORT

1. REMUNERATION & HUMAN RESOURCES COMMITTEE

The Remuneration & Human Resources Committee (the Committee) operates under the delegated authority of the Board of Directors (the Board) of Rinker Group Limited (Rinker). The Committee's charter is available on Rinker's website (www.rinkergroup.com).

The Committee is comprised solely of independent non-executive directors. On 18 March 2004 John Morschel stood down from the Committee and was succeeded as its chair by John Ingram. John Arthur and Marshall Criser are the other members of the Committee.

The Committee met five times during the year, with all members attending each meeting.

The Committee's primary responsibility is to assist the Board in fulfiling its corporate governance and oversight responsibilities with respect to:

- providing sound remuneration and employment policies and practices that enable Rinker group companies to attract and retain high quality executives and directors who are dedicated to the interests of Rinker's shareholders;
- fairly and responsibly rewarding executives, having regard to the interests of shareholders, Rinker's performance, the performance of the relevant executive and employment market conditions; and
- evaluating potential candidates for executive positions, including the Chief Executive, and overseeing the development of executive succession plans.

The Committee has the resources and authority appropriate to discharge its duties and responsibilities, including the authority to engage external professionals, on terms it determines are appropriate, without seeking approval of the Board or management.

Rinker has engaged external advisors during the year on matters relating to remuneration. All information relevant to matters being considered by the Committee has been made available to the Committee. The Committee did not determine it necessary to separately retain any additional advisors.

The table below lists those advisors who have been retained during the year. All advisors are independent and were engaged solely on the basis of their competency in the relevant field.

Advisor	Services Provided
Compensation Strategies Inc.	US Non-Executive Director Compensation and Benchmarking US Executive Compensation and Benchmarking
Deloitte & Touche[1]	401(k) and Pension Plan Audits Long Term Incentive Plan Audit
John V. Egan Associates	Australian Non-Executive Director Compensation and Benchmarking Australian Executive Compensation and Benchmarking
Stern Stewart[2]	Short Term Incentive Plan Design Long Term Incentive Plan Review
Towers Perrin	Long Term Incentive Plan Design US Executive Compensation and Benchmarking

1 Services provided by Deloitte and Touche were approved in advance by the Audit Committee
2 Stern Stewart has provided additional services to Rinker's Strategic Planning department

2. REMUNERATION PRINCIPLES

The Board recognises that Rinker's performance is dependent on the quality of its people. To successfully achieve its financial and operating objectives, Rinker must be able to attract, retain, and motivate highly skilled executives who are dedicated to the interests of its shareholders.

Rinker's remuneration principles are:

- Competitive remuneration arrangements are provided to attract, retain and motivate executive talent.
- A significant portion of rewards to executives are linked to performance - as measured by the creation of shareholder value.
- The Chief Executive and other Senior Executives are encouraged to adhere to Rinker's Share Ownership Guidelines.
- Severance payments due to executives on termination are limited to pre-established contractual arrangements which do not require Rinker to make any unjustified payments in the event of termination for cause. (See section 5.1.3 for termination benefits for the Chief Executive. Section 6, footnotes 5, 6, and 7, outline termination benefits for Senior Executives)
- Full legal compliance and transparent disclosure of executive remuneration.

The Board and the Committee also recognise that although remuneration is a major factor in recruiting and retaining highly talented and effective people, other factors play a substantial role, including Rinker's corporate reputation, its ethical culture and business values, its executive leadership, and its other human resources policies.

3. REMUNERATION STRUCTURE

Remuneration of senior management is comprised of policies and programs under two general categories:

- **Fixed remuneration** which is made up of base salary and welfare benefits, retirement benefits, and other incidental benefits.
- **Variable remuneration** which is made up of an annual short term incentive plan, and long term incentives.

The remuneration structure is designed to strike an appropriate balance between fixed and variable remuneration. Variable remuneration is tied to performance and is at risk. Rinker's policy is to pay at median levels for achievement of target performance, while providing the opportunity for above market variable remuneration for exceptional performance.

Details of each component are set out below.

All remuneration received by the Chief Executive and Senior Executive team is detailed in sections 5 and 6 of this report.

3.1 BASE SALARY

Base salaries are determined by reference to appropriate benchmark information, taking into account an individual's responsibilities, performance, qualifications, experience and geographic location.

3.2 VARIABLE REMUNERATION

The Board believes that well designed and managed short term and long term incentive plans are important elements of employee remuneration, providing tangible incentives for employees to strive to improve Rinker's short term and long term performance to the benefit of shareholders. Participation in these plans encourages employees within the Rinker group to enjoy a greater involvement and share in the future growth, prosperity and profitability of the company in a way which gives them a community of interest with shareholders.

The proportions of variable remuneration opportunity vary for senior managers within the Rinker group and are consistent with local country practices, and take into account an individual's responsibilities, performance and experience.

3.2.1 SHORT TERM INCENTIVE PLAN

The Short Term Incentive Plan (STI) is designed to directly link variable remuneration to financial performance. The STI is an integral part of the Rinker high performance culture and the STI is designed to drive continuous performance improvement in each business in the Rinker group.

The Chief Executive's STI is based on Rinker achieving specific financial goals, reinforcing a culture that is ethical and values based, and the safety, health and environmental performance of the organisation. Senior Executives have their STI's based on achieving financial goals within their business units, total Rinker results, as well as their safety, health and environmental performance. In all instances, the Board has discretion to adjust individual STI awards, as explained in "Step 2" below.

The STI program has been modified with effect from the fiscal year starting in April 2004 to include a "banking" mechanism in which some portion of the STI may be deferred and at risk. Under the banking mechanism, if performance well in excess of specified targets occurs, a portion of the STI will be deferred. The deferred amounts will be paid in future years if performance is maintained at or above acceptable levels. Should performance fall below acceptable levels, amounts deferred in the bank may be forfeited. This new component is intended to further motivate STI participants to sustain and improve results into future years.

The Rinker STI process works as follows:

Step 1
At the beginning of the fiscal year, the Committee recommends to the Board the performance targets for the Chief Executive and Senior Executives.

The actual entitlement is based on the achievement of financial goals, as well as consideration of performance related to safety, health and environmental issues, and overall compliance with policies, including commitment to Rinker's Code of Business Ethics and its organisational values.

Step 2
At the end of the fiscal year, the Committee compares the audited financial results to the performance targets and determines what levels, in relation to those targets, have been achieved. The Committee then makes appropriate recommendation to the Board.

The Chief Executive and Senior Executives are measured against;

- "Contract Performance" – the minimum necessary to qualify for an STI award;
- "Target Performance" – the level at which challenging goals set at beginning of the year have been met; and
- "Stretch Performance" – the level at which challenging goals set at the beginning of the year have been greatly exceeded.

The Committee reviews the proposed STI awards in aggregate and determines their appropriateness having regard to Rinker's overall financial results.

The Chief Executive is not eligible for an STI award if financial results are below Contract Performance. He is eligible for an STI award of up to 75% of his base salary at Target Performance, increasing up to 100% of his base salary for results exceeding Target Performance.

Senior Executives have their results based on related business units as well as Rinker in total. Their potential awards are determined by reference to a proportion of their base salary. That proportion is based in part on their level of responsibility and performance.

The Board reviews the calculated awards and considers the variables that Senior Executives are able to manage and influence, as well as their performance related to safety, health and environmental issues, overall compliance with policies, and commitment to the Code of Business Ethics and organisational values. Adjustments to the calculated awards may be made after reviewing the above factors.

Step 3
Once approved by the Board, the STI awards are paid to participants in cash. Many participants are eligible to invest a portion of their awards in plans which offer Rinker shares as an investment option or measurement fund. These plans are a means for participants to accumulate holdings to meet the Share Ownership Guidelines.

Based on the excellent performance of Rinker during the past year, as measured by financial results, the incentive awards approved by the Board for the Chief Executive and Senior Management were based on achievement of near Stretch Performance.

3.2.2 LONG TERM INCENTIVES

Prior to the current year, Rinker had the following active Long Term Incentive Plans

- Cash Award Share Plan (CASP)
- Shareholder Value Added Plan (SVAP)

A new plan, the Performance Share Plan (PSP) is being introduced with effect from 1 April 2004 to supersede CASP and SVAP.

These plans are described in the following subsections and summarised at the end of this section.

3.2.2A PERFORMANCE SHARE PLAN

The Performance Share Plan (PSP) is a long term equity incentive plan for the Rinker Chief Executive, senior management and key contributor employees in both Australia and the United States. The PSP replaces the SVAP in the United States and replaces any new issues under CASP in Australia. The PSP is designed to promote the Total Shareholder Return (TSR) of Rinker shares.

Eligible participants are offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential share award is based on Rinker's financial performance, as well as level of responsibility and individual performance. Shares are acquired on market, on behalf of the participant. The shares only vest if the performance and time qualifications are met.

The total value of the potential award is applied to the PSP to purchase Rinker shares (and/or ADRs) on market in the ordinary course of trading on the Australian Stock Exchange (ASX) and/or the New York Stock Exchange (NYSE). All dividends from those shares are distributed to participants up to the vesting date. Each participant may direct how any shares held on the participant's behalf are to be voted. In the absence of those directions the shares will not be voted.

The first offering under the PSP is during fiscal year 2005. The vesting hurdle for these shares is the Rinker TSR percentile ranking versus a comparator group of peer companies between 1 April 2004 and 31 March 2007. A portion of the award will vest at 25th percentile performance and increase up to 100% vesting at 75th percentile performance versus the peer group (see table "Summary of Long Term Incentive Plans" that follows).

Participants will be encouraged to make progress toward achieving full compliance with the Share Ownership Guidelines by retaining at least 25% of vested shares towards satisfaction of the guidelines.

3.2.2B CASH AWARD SHARE PLAN

The Cash Award Share Plan (CASP) is a long term equity incentive plan for Australian Senior Executives and key contributor employees that was also designed to promote the TSR of Rinker shares. As mentioned above, it is being superseded by the Performance Share Plan effective from 1 April 2004.

Under CASP, eligible participants were offered the opportunity to qualify for Rinker shares based on the achievement of TSR goals. The value of the potential incentive was based on level of responsibility and performance. The shares were acquired on behalf of a participant by the plan trustee and are being held by the trustee subject to performance and time qualifications being met. The performance hurdle for shares offered in August 2003 (the only offer made under CASP) was for the percentage increase in Rinker TSR to exceed the percentage increase in the ASX 200 TSR between 11 August 2003 and any time between 11 August 2006 and 11 August 2008. Each offer was also subject to a minimum holding period. Shares cannot be withdrawn from CASP until 10 years from the date of vesting, or until the participant is no longer an employee of any member of the Rinker group, whichever occurs first.

Except as provided in the plan rules, participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held on their behalf, prior to vesting. The plan rules specify the basis on which any bonus shares issued in respect of shares held under CASP, or shares received on behalf of a participant on exercise of rights issues, will be held.

Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of those directions, the shares will not be voted.

A proportion of the CASP award grant related to fiscal year 2004, has been included in the remuneration table under the heading "CASP Long Term Incentive" for Australian based Senior Executives.

PERFORMANCE OF RINKER IN CURRENT CASP CYCLE

The TSR performance of Rinker relative to the ASX 200 is depicted in the chart below. (11 August 2003 through 31 March 2004)

PERFORMANCE OF RINKER IN CURRENT CASP CYCLE


35%
30%
25%
20%
15%
10%
5%
0%
29.99%
12.02%
RIN TSR
ASX 200 Index TSR

11 August 2003 through 31 March 2004

3.2.2C SHAREHOLDER VALUE ADDED PLAN

The Shareholder Value Added Plan was a long term cash incentive plan for the Chief Executive, Senior Executives and key employees of Rinker Materials within the United States. The objective of this plan was to link a significant element of remuneration to the creation of shareholder value. Under the plan, participants could earn cash awards for the achievement of established performance targets, measured as the achievement of shareholder value added.

The Plan ended on 31 March 2004 to be replaced by the Performance Share Plan. During the two-year cycle of the plan ended 31 March 2004, the performance goals were met, and awards were paid at target amounts. The Committee reviewed the correlation between the awards and actual Rinker Total Shareholder Return, and concluded that the award amounts were appropriate in relation to value returned to shareholders.

Awards under the plan have been included in the remuneration tables under the heading "Long Term Incentive Plan" for the Chief Executive and the US based Senior Executives. The awards paid represent performance over a two-year period. Participants in the plan are aware of the Share Ownership Guidelines and may apply some or all of their awards to obtain Rinker shares or ADRs, as a means of making progress toward those guidelines. Payments of this award will be made in late May 2004, during a period when participants are permitted to purchase shares under Rinker's policy on dealings in shares by directors and employees.

3.2.2D RINKER OPTION PLAN (INACTIVE)

This plan was created prior to the demerger from CSR in anticipation of granting share options in Rinker. However, no options have been issued under this plan and it is not currently envisaged that the plan will be activated.

3.3 OTHER BENEFITS

Rinker provides senior executives with other benefits commonly provided at their peer management level. These may include: life insurance, pay in lieu of unused leave, vehicle allowance, and club memberships. Additionally, it may include relocation and expatriate related expenses.

SUMMARY OF LONG TERM INCENTIVE PLANS

Feature	Cash Award Share Plan (CASP)	Shareholder Value Added Plan (SVAP)	Performance Share Plan (PSP)
Offered to	Australian-based Executives	US-based Executives	Australian and US-based Executives
Measurement From To	 11 August 2003 11 August 2006	 1 April 2002 31 March 2004	 1 April 2004 31 March 2007
Expiratory Date	11 August 2008	31 March 2004	31 March 2007
Performance Condition	TSR compared to ASX 200	Shareholder Value Added (Internal Measurement)	TSR Compared to Peer Group
Vesting Schedule	TSR ≤ ASX200 = 0% TSR > ASX200 = 100%	Percent of target achieved up to 100%	<25th percentile = 0% 25th – 50% percentile = 20% – 40% 50th – 75th percentile = 40% – 100% >75th percentile = 100%
Plan Status	Legacy plan. Performance period not yet concluded	Legacy plan. Performance period concluded 31 March 2004	To be effective from April 2004
Comparatory Group	ASX 200	Internal measurement of shareholder value created	Aggregate Industries PLC Boral Limited CRH PLC Florida Rock Industries Hanson PLC Heidelberg Cement AG Holcim Ltd. Lafarge NA Lafarge SA Martin Marietta Materials RMC Group PLC St. Lawrence Cement US Concrete Vulcan Materials

3.4 RETIREMENT AND SUPERANNUATION BENEFITS

Rinker provides retirement and superannuation benefits for its employees, including Senior Executives. Senior Executives in Australia are members of one of the two divisions of a Rinker group sponsored superannuation pension fund. The defined benefit division (a legacy plan available to former CSR employees, which ceased accepting new members from 1989) provides lump sum benefits on withdrawal prior to the age of 52, and lump sum or pension benefits, or a combination of the two, on retirement from the age of 52. The accumulation division provides lump sum benefit equal to the balance of a member's account, which includes contributions made by the member and the relevant Rinker group entity, together with net fund earnings.

Senior Executives in the United States are eligible to participate in the 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan (a non-qualified deferred compensation plan). The 401(k) Profit Sharing Retirement Plan and the Supplemental Executive Retirement Plan are plans under which contributions are made by both the employee and the company.

Retirement benefits for non-executive directors are discussed in section 7.1.

3.5 EMPLOYEE SHARE PLANS

3.5.1 RINKER EMPLOYEE SHARE ACQUISITION PLAN (ESAP)

ESAP is a plan that enables directors and employees of Rinker in Australia to purchase Rinker shares with pre-tax remuneration or bonuses. Those shares are purchased on market, in the ordinary course of trading on ASX, by the ESAP trustee, and held on trust for the participant.

Eligibility to participate in ESAP is determined by the Rinker board.

Shares may be retained in Rinker ESAP for an indefinite period while a participant remains an employee of a Rinker group company. However, taxation deferral benefits only currently apply for a maximum of 10 years. If a participant ceases to be employed by any Rinker group company, the Rinker ESAP trustee must either transfer the relevant shares to the participant or sell the shares and distribute the proceeds of sale (less authorised deductions) to the participant.

Withdrawal of shares from Rinker ESAP and their transfer to a participant or sale requires the approval of the Rinker board.

Participants are entitled to any dividend, return of capital or other distribution made in respect of Rinker shares held in the plan on their behalf. The Rinker ESAP trustee may allow participants to participate in any pro rata rights and bonus issues of shares made by Rinker or sell such rights (if renounceable) or bonus shares on behalf of the participants and distribute the cash proceeds of such sale (less authorised deductions).

Each participant may direct the trustee how to vote any shares held on the participant's behalf. In the absence of such directions, the shares will not be voted.

3.5.2 RINKER UNIVERSAL SHARE PLAN (USP)

This plan is open to all Australian employees who have been employed for at least one year. Those employees may annually acquire a parcel of shares at market price and receive an equal number of additional shares for no further consideration. The maximum number of shares available for each employee under the plan is set by the Board. Last year, the maximum was 150 shares, giving rise to an entitlement of up to an additional 150 shares for no further consideration. The plan enables participants to qualify for the limited favorable tax treatment available in Australia for broad-based employee share plans.

No loan facility is offered under USP.

Shares allotted under USP are ordinary shares, equivalent in all respects to, and ranking equally with, existing fully paid ordinary shares. During the fiscal year, 324,700 shares were issued in total to the 1,219 employees who participated in USP.

Shares allotted under Rinker USP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares, or the time the participant ceases to be employed by any Rinker group company. After that time, the participant may retain ownership of the shares or sell them.

4. SHARE OWNERSHIP

4.1 SHARE OWNERSHIP GUIDELINES

The Committee recognises that the interest of shareholders is supported by the establishment of Share Ownership Guidelines. Share Ownership Guidelines have been set for the Non-Executive Directors, the Chief Executive and Senior Executives of the company to maintain a continuous link between their financial interests and those of the shareholders. A "Multiple of Salary" approach is in place, as follows:

Position	Share Ownership Guideline
Non-Executive Directors	100% of base fees
Chief Executive	300% of base salary
Senior Executives	200% of base salary

The Guidelines were established in November 2003. Executives are expected make reasonable progress toward reaching the guidelines with the expectation that guidelines are met in full by March 2008. The guidelines are based on best practices for public companies, which suggests senior management accumulate a meaningful amount of company stock on a long term basis.

4.2 SHAREHOLDINGS

SHAREHOLDINGS OF DIRECTORS

INTERESTS IN SHARES[a]	SHARES ACQUIRED ON DEMERGER[e]	SUBSEQUENTLY ACQUIRED	HOLDINGS AS AT 31 MARCH 2004	NOTIONAL SERP HOLDINGS[g]	ECONOMIC INTEREST
Rinker Group Limited					
John Arthur	17,663	6,396	24,059	0	24,059
John Ballard[b]	20,000	0	20,000	0	20,000
David Clarke	188,694	71,720	260,414	245,026	505,440
Marshall Criser[c]	0	34,000	34,000	0	34,000
John Ingram[d]	0	15,000	15,000	0	15,000
John Morschel	39,640	9,594	49,234	0	49,234
Walter Revell[c]	0	20,000	20,000	0	20,000

SHAREHOLDINGS OF SENIOR EXECUTIVES

INTERESTS IN SHARES[a]	SHARES ACQUIRED ON DEMERGER[e]	SUBSEQUENTLY ACQUIRED	CASP SHARES[f]	HOLDINGS AS AT 31 MARCH 2004	NOTIONAL SERP HOLDINGS[g]	ECONOMIC INTEREST
Peter Abraham	233,173	4,385	27,796	265,354	0	265,354
David Berger	0	35,860	0	35,860	50,840	86,700
Tom Burmeister	20,000	0	0	20,000	32,518	52,518
Sharon DeHayes	10,500	0	0	10,500	31,500	42,000
Ira Fialkow	16,200	5,340	0	21,540	42,650	64,190
Duncan Gage	0	0	0	0	0	0
Chris Murphy	0	0	0	0	0	0
Debra Stirling	213,577	36,098	18,531	268,206	0	268,206
Karl Watson Jr.	3,200	113,190	53,368	169,758	0	169,758
Karl Watson Sr.	10,500	0	0	10,500	42,650	53,150

a Including ADRs
b Resigned 1 October 2003. Balance shown at date of resignation
c Took office on 12 April 2003
d Took office on 1 October 2003
e Issued as a result of holding CSR Limited shares – holders were entitled to receive one Rinker Group Limited share for each share in CSR Limited as a result of the demerger
f Represents shares granted under CASP during the fiscal year. Shares are at risk and will be eligible to vest if performance criteria are met
g In addition to their above holdings of shares and ADRs, directors and executives are exposed to movements in the Rinker share price by virtue of notional Rinker shares held under the SERP. The SERP is a plan under which contributions are made by both the employee and the company. All SERP holdings at year end were acquired during the year

5. EXECUTIVE DIRECTORS

At the date of this Report there is one Executive Director on the Board of Directors, Mr David Clarke, age 60, Chief Executive.

5.1 EMPLOYMENT CONTRACT

On 1 April 2003 David Clarke was appointed by the Board as President and Chief Executive Officer of Rinker. Prior to the demerger, David had been an executive director of CSR since 1996. He has been chief executive officer of Rinker Materials since 1992 and a director of Rinker Materials since 1987. David's entire career has been based in the heavy building materials industry, and he has worked extensively in the US, Australia and South East Asia.

Mr Clarke has a three year employment contract with the company that automatically extends the employment term by one year on the anniversary date of the contract. Under the contract, Mr Clarke receives an annual salary, participation in both short and long term incentive plans, regular company retirement, health and welfare plans, and reasonable perquisites that are similar to those of comparable Chief Executive Officers. The details of Mr Clarke's remuneration are displayed below. A copy of Mr Clarke's employment contract is available on the Rinker's internet site.

5.1.1 REMUNERATION

The remuneration paid to Mr Clarke for the year ended 31 March 2004 is set out in the table below. (Amounts shown in US$ with A$ equivalents also shown.)

5.1.2 SHARE OWNERSHIP GUIDELINES

At the time of this report Mr Clarke was in full compliance with the Share Ownership Guidelines.

5.1.3 TERMINATION

After considering independent advice, the Board is satisfied that Mr Clarke's termination benefits, as set out below, are reasonable, having regard to current US employment practices.

If Mr Clarke resigns from his employment, he is entitled to the full amount of his salary through his termination date and any unpaid amounts accrued for unused leave. The Board may, in its sole discretion, also elect to pay Mr Clarke a pro rata portion of his short term incentive for the period of his active employment during the financial year.

If during the Employment Period (as defined in Mr Clarke's employment contract), the company terminates the employment of Mr Clarke other than for Cause (as defined in Mr Clarke's employment contract), or Mr Clarke resigns from his employment for Good Reason (as defined in Mr Clarke's employment contract) the company is required to:

- Pay Mr Clarke, in a lump sum, a pro rata portion of his short term incentive, a pro rata share of his long term incentive (in accordance with plan rules) and amounts accrued for unused leave.
- Pay Mr Clarke amounts he would have received in the following 24 months, at the times indicated in his employment contract, for his base salary and short term incentive at target performance. Additionally, Mr Clarke would continue to receive any other benefits he was entitled to at time of termination for the following 24 months.
- Provide Mr Clarke with professional outplacement services valued up to US$15,000.

If, during the Employment Period, Mr Clarke is terminated for Cause, Rinker will have no further obligations, other than the amount of base pay due to Mr Clarke through his termination date and any unpaid amounts of accrued leave.

Upon termination of Mr Clarke's employment for any reason, Mr Clarke is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months.

REMUNERATION DAVID CLARKE (CEO)

	PRIMARY			POST EMPLOYMENT		
	BASE SALARY	SHORT TERM INCENTIVE	LONG TERM INCENTIVE[1]	OTHER BENEFITS[2]	RETIREMENT BENEFITS[3]	TOTAL 2004
US$	$740,661	$644,400	$1,541,736	$120,461	$378,647	$3,425,905
A$	$1,061,575	$923,606	$2,209,741	$172,654	$542,707	$4,910,283

1 Long Term Incentive amount was earned for the 2-year period ended 31 March 2004
2 Other Benefits comprise the costs of executive life insurance, basic life insurance, pay in lieu of unused leave, vehicle allowance, and club membership fees
3 Retirement Benefits include the company matching and profit sharing contributions relating to retirement plans and increase in value of defined benefit superannuation plan

6. SENIOR EXECUTIVES

In anticipation of proposals for enhanced executive remuneration disclosures, the Board has chosen to provide remuneration details for all members of the key management team. This includes the five most highly remunerated executives in both Rinker and the consolidated Rinker group, together with executives holding equal authority with those executives.

SENIOR EXECUTIVE REMUNERATION

Amounts in US$ with A$ equivalents also shown

	PRIMARY				POST EMPLOYMENT	EQUITY	
NAME	FIXED REMUNERATION OR BASE SALARY	SHORT TERM INCENTIVE	LONG TERM INCENTIVE[1]	OTHER BENEFITS[2]	RETIREMENT BENEFITS[3]	CASP[4] LONG TERM INCENTIVE	TOTAL 2004
Karl Watson, Sr. President and Chief Operating Officer, US Construction Materials[5]	$320,004 A$458,656	$292,500 A$419,235	$388,304 A$556,549	$50,868 A$72,908	$46,031 A$65,975	$0	$1,097,707 A$1,573,323
Thomas Burmeister VP and Chief Financial Officer[5]	$320,004 A$458,656	$292,500 A$419,235	$387,679 A$555,653	$33,971 A$48,690	$40,919 A$58,648	$0	$1,075,073 A$1,540,882
David Berger VP Strategy and Development[5]	$290,004 A$415,657	$255,942 A$366,837	$393,120 A$563,451	$21,943 A$31,450	$12,080 A$17,314	$0	$973,089 A$1,394,709
Christopher Murphy Previous President Rinker Materials West[6]	$345,019 A$494,509	$450,000 A$644,976	$0	$117,623 A$168,587	$0	$0	$912,642 A$1,308,072
Duncan Gage President Hydro Conduit[5]	$275,000 A$394,152	$209,160 A$299,785	$378,000 A$541,780	$23,895 A$34,248	$16,277 A$23,330	$0	$902,332 A$1,293,295
Sharon DeHayes Chief Executive Readymix[5]	$275,004 A$394,158	$247,464 A$354,685	$283,929 A$406,950	$37,012 A$53,049	$37,894 A$54,313	$0	$881,303 A$1,263,155
Karl Watson, Jr. President Rinker Materials West[5]	$297,504 A$426,407	$247,656 A$354,960	$0	$248,390 A$356,013	$35,163 A$50,398	$43,921 A$62,951	$872,634 A$1,250,729
Ira Fialkow VP Shared Services[5]	$265,000 A$379,819	$234,252 A$335,749	$248,049 A$355,524	$32,727 A$46,907	$29,112 A$41,726	$0	$809,140 A$1,159,725
Peter Abraham General Counsel and Company Secretary[7]	$262,510 A$376,251	$155,695 A$223,155	$0	$0	$149,717 A$214,586	$23,142 A$33,169	$591,064 A$847,161
Debra Stirling Vice President Corp. Affairs and Investor Relations[7]	$255,009 A$365,499	$151,324 A$216,890	$0	$0	$30,066 A$43,093	$15,421 A$22,102	$451,820 A$647,584

1 Represents cash payments to US executives earned under the Shareholder Value Added Plan for the 2-year period ended 31 March 2004

2 Other Benefits comprise the costs of executive life insurance, basic life insurance, pay in lieu of unused leave, vehicle allowance, and club membership fees. For Mr Murphy and Mr Watson, Jr. this column also contains relocation or expatriate related expenses

Additionally, other benefits include interest imputed on a loan to an executive. There is one outstanding loan totalling US$59,000 that dates back to 1998. The loan relates to a relocation benefit and, at the time, was a customary benefit for relocating executives. The loan is interest free and is payable upon the executive's termination of employment

There were no loans made to the Chief Executive or any Non-Executive Director during the year and there were no loans outstanding to them at 31 March 2004

3 Retirement Benefits comprise the company matching and profit sharing contributions relating to retirement plans in the US, and the incremental increase in value of defined benefit superannuation plans during the year or company contributions made to accumulation superannuation plans in Australia

4 CASP grants are valued at the pro rata value of the total grant. Based on a grant date of 11 August 2003 and an earliest potential vesting date of 11 August 2006, the amount disclosed represents 21% of the total value of the grant as at 31 March 2004. Dividends received by participants are included in amounts. Total dividends for executives shown in the above table were A$5,982 in the aggregate

5 After considering independent advice, the Board is satisfied that the termination benefits of the US based executives, as set out below, are reasonable, having regard to current US employment practices

If the executive resigns from his or her employment, the company shall pay the executive the full amount of his or her salary through his or her termination date and any unpaid amounts accrued for unused leave. The Board may in its sole discretion also elect to pay the executive a pro rata portion of his or her short term incentive for the period of his or her active employment during the financial year

If, during the Employment Period (as defined in the executive's employment contract), the company terminates the employment of the executive other than for Cause (as defined in the executive's employment contract), or the executive resigns from his or her employment for Good Reason (as defined in the executive's employment contract) the company is required to:

- Pay the executive, in a lump sum, a pro rata portion of his or her short term incentive, a pro rata share of his or her long term incentive (in accordance with plan rules) and amounts accrued for unused leave
- Pay the executive amounts he or she would have received in the following 24 months, at the times indicated in his or her employment contract, for his or her base salary and short term incentive at target performance. Additionally, the executive would continue to receive any other benefits he or she was entitled to at time of termination for the following 24 months
- Provide the executive with professional outplacement services valued up to US$10,000

If, during the Employment Period, the company terminates the employment of the executive for Cause, the company shall have no further obligations to the executive except the amount of base pay due through his or her termination date and any unpaid amounts of accrued leave

Upon termination of the executive's employment for any reason, the executive is prohibited from engaging in any activity that would compete with Rinker for a period of 24 months

6 Mr Murphy's employment will terminate effective 1 August 2004. Under the terms of the employment agreement in place at the time of the acquisition of Kiewit Materials Corporation, Mr Murphy will receive a lump sum payment of US$858,333. Under the terms of the employment agreement, Mr Murphy is prohibited from competing with any business formerly operated by Kiewit Materials Corporation through September 2005

7 Termination benefits for Mr Abraham and Ms Stirling are the greater of 12 months total remuneration (including target incentives) or 3 months base remuneration (base remuneration is equivalent to approximately 75% of fixed remuneration) plus 0.7 months base remuneration per year of service, not to exceed 24 months. As of 31 March 2004 Mr Abraham had 24 years of service and Ms Stirling had 6 years. Should Mr Abraham or Ms Stirling resign or be terminated for cause, the Company shall have no further obligations to them except the amount of base pay due through termination date and any unpaid amounts of accrued leave

7. NON-EXECUTIVE DIRECTORS

7.1 REMUNERATION POLICY

Fees for non-executive directors are based on the nature of their work and their responsibilities. In determining the level of fees, survey data on comparable companies is considered in detail. Non-executive directors' fees are recommended by the Remuneration & Human Resources Committee and determined by the Board.

For the year ended 31 March 2004, Rinker paid non-executive directors base fees of A$80,000 per year. The Chairman received A$240,000 per year (inclusive of committee fees) and the Deputy Chairman received a base fee of A$170,000. Non-executive directors, other than the Chairman, who were members of committees (other than the Nominations Committee) received additional remuneration of A$6,000 per committee, or A$12,000 in the case of the directors who chaired those committees.

As stated in last year's Directors' Report, Rinker's non-executive directors (other than John Ingram, who joined the Board on 1 October 2003) were, prior to Rinker's demerger from CSR, previously non-executive directors of either CSR or Rinker's US subsidiary, Rinker Materials Corporation (Rinker Materials). They were entitled to retirement benefits under those companies' non-executive directors' retirement plans. Those plans provided for payment on retirement of a maximum amount equal to a director's last three years remuneration after five years of service (pro rata for a lesser period). At the time of the demerger, Rinker adopted a similar retirement plan under which periods of service as a director of CSR or Rinker Materials were treated as periods of service with Rinker for the purposes of calculating benefits under that plan. In response to the publication of the ASX Corporate Governance Council Guidelines, in April 2003 the Board closed the plan to new directors and the then current directors agreed to freeze their entitlements with effect from 31 March 2004. Rinker has accrued a provision of A$1,362,384 (US$1,028,873) in respect of those benefits.

A review of Rinker's non-executive directors' fees was conducted by John V Egan Associates (Egan) in Australia, supplemented with a review by Compensation Strategies in the US. The Egan review took particular account of the fact that no further retirement benefits would accrue to directors when comparing Rinker's non-executive directors' fees with those of comparable companies. The Egan review recommended that fees be increased by 30-35% to compensate for the lack of future retirement benefits and that a further, smaller increase would be required to maintain relativities with comparable companies which no longer provided retirement benefits.

The final recommendation of the Egan review (which was consistent with the outcome of the Compensation Strategies review) was that base non-executive directors fees be increased to A$110,000, with the Chairman receiving a fee of A$300,000 and the Deputy Chairman receiving a fee of A$220,000 (in the latter two cases, such fees to be inclusive of committee fees). The Board, on the recommendation of the Remuneration & Human Resources Committee, approved increases equal to those recommended in the Egan review, as stated above.

The Board, on the recommendation of the Remuneration & Human Resources Committee, approved an increase in base committee fees to A$12,000 in the case of the Audit Committee (A$18,000 for the committee chair) and A$8,000 in the case of both the Safety, Health & Environment Committee and the Remuneration & Human Resources Committee (A$12,000 for those committee chairs). No fees are payable for membership of the Nominations Committee. As referred above, neither the Chairman nor the Deputy Chairman will receive committee fees.

Consistent with the freezing of retirement benefits, these new fees will now be inclusive of any compulsory superannuation guarantee contributions (these were previously deducted from retirement allowances). Rinker will also take those contributions into account in calculating the total amounts able to be paid to non-executive directors, even though Rinker's constitution excludes these amounts.

Although the increased fees can be paid between 1 April and the date of the 2004 annual general meeting within the maximum of A$850,000 per year provided in Rinker's constitution, an increase in that maximum will be necessary to maintain the increased fees on an annual basis. Accordingly, and consistent with Egan's recommendations, the Board will seek shareholder approval for an increase in the maximum aggregate remuneration of non-executive directors to A$1,250,000. Such an increase would provide future flexibility to increase the size of the board, if and when appropriate, for succession planning purposes and allow for some future increases in fees to maintain market competitiveness and to reflect increasing demands on non-executive directors. Such a maximum would also be consistent with other companies that are comparable in size and scope of operations to Rinker.

The remuneration of non-executive directors is fixed. They do not participate in any incentive plans available to executives.

7.2 REMUNERATION PAID - NON-EXECUTIVE DIRECTORS

Details of all fees paid to non-executive directors during the 2004 Financial Year are set out in the following table. Accrued retirement benefits are also shown (these amounts were frozen as at 31 March 2004).

REMUNERATION OF NON-EXECUTIVE DIRECTORS (ALL AMOUNTS IN A$)

A$	BASE FEES	COMMITTEE FEES	COMPULSORY SUPERANNUATION CONTRIBUTIONS	RETIREMENT BENEFIT	TOTAL 2004	ACCRUED RETIREMENT BENEFIT AT 31 MARCH 2004
John Arthur[1]	$80,000	$18,000	$8,820	$0	$106,820	$133,919
John Ballard[2]	$40,000	$0	$3,600	$76,917	$120,517	$0
Marshall Criser	$170,000	$18,000	$0	$0	$188,000	$419,329
John Ingram[3]	$40,000	$2,452	$0	$0	$42,452	$0
John Morschel[1]	$240,000	$0	$0	$0	$240,000	$661,260
Walter Revell	$80,000	$12,000	$0	$0	$92,000	$147,876
Total	**$650,000**	**$50,452**	**$12,420**	**$76,917**	**$789,789**	**$1,362,384**

1 Mr Morschel and Mr Arthur both commenced contributions to ESAP from August 2003. As at 31 March 2004, Mr Morschel had contributed at a rate of A$7,500 per month and Mr Arthur at a rate of A$5,000 per month. Therefore, of the above totals, Mr Morschel received A$60,000 and Mr Arthur received A$40,000 in the form of ESAP shares, with the balance in cash

2 Mr Ballard resigned from the Board of Directors on 1 October 2003

3 Mr Ingram joined the Board of Directors on 1 October 2003



John Ingram
CHAIRMAN OF REMUNERATION & HUMAN RESOURCES COMMITTEE

FOUR YEAR PERFORMANCE TABLE

MILLIONS OF DOLLARS UNLESS STATED YEAR ENDED 31 MARCH	US$ 2004	US$ 2003	US$ 2002	US$ 2001*	A$ 2004	A$ 2003	A$ 2002	A$ 2001*
FINANCIAL PERFORMANCE								
Trading revenue	**3,706**	2,956	2,577	2,485	**5,339**	5,232	5,041	4,512
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**726.9**	604.4	511.1	472.1	**1,050.2**	1,070.1	999.5	857.2
Depreciation and amortisation	**234.2**	210.6	180.9	166.3	**336.9**	372.0	353.8	303.9
Earnings before interest, tax (EBIT)	**492.7**	393.8	330.2	305.8	**713.3**	698.1	645.7	553.3
Net finance expense	**47.2**	59.0	63.2	72.3	**68.8**	104.3	123.7	132.4
Income tax expense	**148.8**	116.8	97.9	83.4	**216.2**	208.1	191.5	149.8
Net profit attributable to shareholders	**295.6**	215.7	168.5	150.5	**426.8**	381.6	329.3	271.8
Net cash flow from operating activities	**660.6**	514.3	445.4	385.9	**947.0**	912.7	868.4	718.0
Development capital	**94.0**	581.8	148.8	728.1	**131.9**	1,065.3	293.8	1,252.5
Purchase of property, plant and equipment	**224.4**	129.2	165.7	180.5	**340.2**	233.5	323.5	318.3
Free cash flow	**441.2**	384.0	293.3	226.0	**614.5**	683.1	569.6	426.8
Dividends	**84.1**				**122.8**			
SHARE INFORMATION								
Weighted average no. of shares [million]	**944.9**	944.7	944.7	944.7	**944.9**	944.7	944.7	944.7
Earnings per share [cents]	**31**	23	18	16	**45**	40	35	29
Dividends per fully paid share [cents]					**14**			
Net tangible assets per Rinker share	**1.53**	1.05	0.83		**2.02**	1.74	1.57	
GENERAL								
Total shareholder funds	**2,281**	1,884	1,350	1,348	**3,020**	3,137	2,555	2,746
Employees	**13,772**	13,030	11,354	11,417	**13,772**	13,030	11,354	11,417
RATIOS AND STATISTICS								
Return on funds employed [%]	**17.1**	14.3	14.4	13.5	**18.7**	15.3	15.0	12.0
Profit margin (EBIT: trading revenue) [%]	**13.3**	13.3	12.8	12.3	**13.4**	13.3	12.8	12.3
EBIT interest cover [times]	**11.5**	8.0	5.8		**11.4**	8.1	5.9	
Gearing (Net debt to equity) [%]	**26.4**	50.4	69.3		**26.4**	50.4	69.3	
Gearing (Net debt to net debt plus equity) [%]	**20.9**	33.5	40.9		**20.9**	33.5	40.9	
Trading revenue per employee [$ thousand]	**269**	227	227	218	**388**	402	444	395

* All information shown for the year ended 31 March 2001 is prior to significant items.

All financial information for 2003 and before is based on unaudited pro forma information. See page 41 for details.

FINANCIAL INFORMATION

CONCISE REPORT

IMPORTANT INFORMATION FOR MEMBERS

The Directors' Report, Concise Financial Report and Auditor's Report contained within this annual report represent a Concise Report. The Full Financial Report of Rinker Group Limited (Rinker) for the financial year ended 31 March 2004 and the Auditor's Report thereon will be sent, free of charge, to members upon request. Members wishing to receive the Full Financial Report and Auditor's Report may obtain a copy from our internet site at www.rinkergroup.com or by contacting Rinker Investor Relations at the address on the back cover of this document.

The Concise Financial Report contained within this document has been derived from the Full Financial Report of Rinker for the financial year ended 31 March 2004 and cannot be expected to provide as full an understanding of the financial performance, financial position and cashflow activities of the consolidated entity as the Full Financial Report.

The Directors' Report is included on page 32.

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR YEAR ENDED 31 MARCH 2003

Rinker Group Limited and its subsidiaries (the Rinker group) demerged from CSR Limited (CSR) in accordance with an order of the Federal Court made on 28 March 2003. Rinker's shares were first traded on the Australian Stock Exchange (ASX) on 31 March 2003. In anticipation of Rinker's demerger from CSR, a number of heavy building material businesses were transferred to Rinker group companies at different times during the financial year ended 31 March 2003. In addition, a number of sugar and light building products businesses were transferred out of the Rinker group at different times during that year. As a consequence, the results of the Rinker group as a statutory entity for the year ended 31 March 2003 do not reflect the businesses that comprised the Rinker group on demerger.

Accordingly, in addition to preparing statutory financial results for the financial year ended 31 March 2003, unaudited pro forma financial information has been prepared as though the businesses transferred between CSR and the Rinker group, and which formed part of the Rinker group at 31 March 2003, had operated within the Rinker group for the financial year ended 31 March 2003.

In comparing the results for the financial year ended 31 March 2004 with the results for the financial year ended 31 March 2003, the directors believe it is meaningful for readers of this Concise Financial Report to make that comparison using the unaudited pro forma financial information for the year ended 31 March 2003. That unaudited pro forma financial information is set out on pages 50 to 59 of this Concise Report.

PRESENTATION OF INFORMATION IN US DOLLARS

The directors believe that the best measure of performance for Rinker Materials Corporation (Rinker Materials) in the US and Readymix Holdings Pty Limited (Readymix) in Australia is in their respective local currency inasmuch as each generates all revenue and incurs all costs in that local currency. There are virtually no movements of currency between US dollars and Australian dollars that result in realised exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes.

Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US dollars (US$) in addition to Australian dollars (A$).

CONTENTS

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	**US$ MILLION 2004**	US$ MILLION 2003	**A$ MILLION 2004**	A$ MILLION 2003
Trading revenue – sale of goods	**3,706.2**	2,661.6	**5,339.5**	4,680.0
Cost of sales	**(2,158.4)**	(1,583.1)	**(3,110.0)**	(2,775.5)
Warehouse and distribution costs	**(690.8)**	(496.1)	**(994.1)**	(876.4)
Selling, general and administrative costs	**(367.8)**	(245.3)	**(528.6)**	(432.6)
Share of partnership net income	**12.1**	0.5	**17.1**	0.9
Share of associate entities net profit	**2.9**	9.4	**4.9**	16.3
Operating profit	**504.2**	347.0	**728.8**	612.7
Other revenue from ordinary activities	**31.7**	198.2	**44.8**	343.1
Other expenses from ordinary activities	**(43.3)**	(70.7)	**(60.5)**	(117.6)
Dividend income from others	**0.1**	0.1	**0.2**	0.2
Profit from ordinary activities before finance and income tax expense	**492.7**	474.6	**713.3**	838.4
Interest income	**11.7**	1.1	**16.4**	1.8
Borrowing costs	**(58.9)**	(71.7)	**(85.2)**	(126.2)
Profit from ordinary activities before income tax expense	**445.5**	404.0	**644.5**	714.0
Income tax expense relating to ordinary activities	**(148.8)**	(104.4)	**(216.2)**	(186.6)
Net profit	**296.7**	299.6	**428.3**	527.4
Net profit attributable to outside equity interests	**(1.1)**	(2.3)	**(1.5)**	(4.2)
Net profit attributable to members of Rinker Group Limited	**295.6**	297.3	**426.8**	523.2
Increase/(decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	**190.6**	0.8	**(410.2)**	(234.0)
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"	**(1.0)**	–	**(1.6)**	–
Total revenue, expense and valuation adjustments attributable to members of Rinker Group Limited recognised directly in equity	**189.6**	0.8	**(411.8)**	(234.0)
Total changes in equity other than those resulting from transactions with owners as owners	**485.2**	298.1	**15.0**	289.2
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited				
Cents per share	**31.3**		**45.2**	
Thousands of dollars per share[a]		175.9		309.6
Weighted average number of shares outstanding[a]	**944,860,494**	1,690	**944,860,494**	1,690

a On 11 April 2003, Rinker Group Limited issued the 944,668,106 shares arising on demerger to CSR Limited shareholders. Earnings per share for the year ended 31 March 2003 is based on the 1,690 shares on issue prior to the demerger.

DISCUSSION AND ANALYSIS

In anticipation of Rinker's demerger from CSR, a number of heavy building material businesses were transferred to Rinker group companies at different times during the financial year ended 31 March 2003. In addition, a number of sugar and light building product businesses were transferred out of the Rinker group at different times during that year. As a consequence, the results of the Rinker group as a statutory entity for the year ended 31 March 2003 do not reflect the businesses that now comprise the Rinker group.

The directors' believe that the best measure of performance for Rinker Materials in the US and Readymix in Australia is in their respective local currency. There are virtually no movements of currency between US dollars and Australian dollars that result in realised exchange gains or losses. The business activity in Australia is currently generating adequate cash flow and franking credits to service the current level of Australian dollar dividends. As a result, the only impact of changes in the US dollar/Australian dollar exchange rate is one of accounting translation for financial reporting purposes. Rinker Materials' US dollar denominated performance represents approximately 80% of the total Rinker result. Consequently, the directors believe US dollar reporting represents the best measure of overall Rinker group performance. As a result, information has been provided in US dollars in addition to Australian dollars.

Reported Australian dollar earnings from the US Rinker Materials business were adversely impacted by the strengthening Australian currency. Reported US dollar earnings from the Australian Readymix business were favourably impacted by the strengthening of the Australian currency. The average A$/US$ exchange rate was 69.8 cents for the year ended 31 March 2004 compared to 56.5 cents in the previous year.

Trading revenue for the year ended 31 March 2004 was US$3,706.2 million or A$5,339.5 million. Net profit attributable to members of Rinker Group Limited for the year was US$295.6 million or A$426.8 million.

The result for the Rinker Materials business for the year ended 31 March 2004 benefited from the inclusion of twelve months trading results from Kiewit, following the September 2002 acquisition. Kiewit contributed US$55.1 million or A$81.1 million to group earnings before interest and tax for the full year, compared to US$18.2 million or A$31.8 million for the six months in the previous year.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
CURRENT ASSETS				
Cash assets	**328.5**	111.0	**435.1**	184.8
Cash available from CSR Limited[a]	**–**	153.3	**–**	255.3
Receivables	**532.7**	471.8	**705.5**	785.6
Inventories	**263.9**	233.2	**349.5**	388.2
Other current assets	**60.6**	22.6	**80.2**	37.6
Current assets	**1,185.7**	991.9	**1,570.3**	1,651.5
NON-CURRENT ASSETS				
Receivables	**89.8**	32.2	**119.0**	53.6
Inventories	**42.1**	46.4	**55.7**	77.3
Investments accounted for using the equity method	**143.4**	156.5	**189.9**	260.5
Other financial assets	**13.5**	8.9	**17.8**	14.8
Property, plant and equipment	**1,715.7**	1,601.7	**2,271.8**	2,666.8
Intangibles	**838.8**	896.5	**1,110.7**	1,492.7
Deferred income tax assets	**60.2**	60.7	**79.7**	101.1
Other non-current assets	**40.8**	46.0	**54.0**	76.6
Non-current assets	**2,944.3**	2,848.9	**3,898.6**	4,743.4
Total assets	**4,130.0**	3,840.8	**5,468.9**	6,394.9
CURRENT LIABILITIES				
Payables	**459.8**	366.5	**608.9**	610.3
Interest-bearing liabilities	**17.4**	161.7	**23.0**	269.2
Income tax liabilities	**57.7**	10.2	**76.4**	17.0
Provisions	**88.9**	78.9	**117.8**	131.3
Current liabilities	**623.8**	617.3	**826.1**	1,027.8
NON-CURRENT LIABILITIES				
Payables	**19.4**	21.6	**25.7**	35.9
Interest-bearing liabilities	**912.4**	1,051.5	**1,208.2**	1,750.7
Deferred income tax liabilities	**222.8**	202.6	**295.1**	337.4
Provisions	**71.0**	63.6	**94.0**	105.9
Non-current liabilities	**1,225.6**	1,339.3	**1,623.0**	2,229.9
Total liabilities	**1,849.4**	1,956.6	**2,449.1**	3,257.7
Net assets	**2,280.6**	1,884.2	**3,019.8**	3,137.2
EQUITY				
Contributed equity	**1,497.1**	1,496.5	**2,286.2**	2,285.4
Reserves	**196.6**	6.0	**(304.3)**	107.9
Retained profits	**582.0**	371.5	**1,031.4**	727.0
Equity attributable to members of Rinker Group Limited	**2,275.7**	1,874.0	**3,013.3**	3,120.3
Outside equity interests in controlled entities	**4.9**	10.2	**6.5**	16.9
Total equity	**2,280.6**	1,884.2	**3,019.8**	3,137.2

a Cash held by CSR Limited as at 31 March 2003 was transferred on 2 April 2003 to settle Rinker Materials Corporation debt as part of the debt reorganisation on demerger.

DISCUSSION AND ANALYSIS

Debt, net of cash balances, was US$601.3 million or A$796.1 million. Total debt (current and non-current interest-bearing liabilities) fell US$283.4 million to US$929.8 million. Virtually all debt is denominated in United States dollars. In Australian dollars, total debt fell A$788.7 million to A$1,231.2 million, including a A$312.3 million currency translation benefit from the increased value of the Australian dollar.

Gearing – net debt to equity plus net debt – fell from 33.5% to 20.9% reflecting the group's strong cash flow. Interest cover was 11.5 times in US dollars during the year ended 31 March 2004.

At year end, group companies had available undrawn debt facilities of US$492.4 million or A$652.0 million, and a further US$100 million or A$138.9 million facility was arranged in April 2004.

The average working capital balance during the year was 12.3% of sales.

Notes to the financial statements are annexed.

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers	**3,857.2**	2,723.6	**5,542.8**	4,804.5
Payments to suppliers and employees	**(3,102.7)**	(2,172.6)	**(4,472.9)**	(3,836.9)
Dividends and distributions from associate entities	**13.1**	10.9	**17.4**	18.6
Interest received	**10.7**	1.3	**15.0**	2.3
Income taxes paid	**(117.7)**	(83.9)	**(155.3)**	(145.1)
Net cash from operating activities	**660.6**	479.3	**947.0**	843.4
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment and other non-current assets	**(224.4)**	(124.5)	**(340.2)**	(210.8)
Proceeds from sale of property, plant and equipment and other non-current assets	**25.3**	17.8	**55.0**	35.0
Purchase of controlled entities and businesses net of cash acquired	**(36.0)**	(531.9)	**(49.2)**	(971.8)
Proceeds from sale of interests in controlled entities and businesses	**4.3**	26.0	**5.8**	45.5
Loans and receivables advanced	**(16.3)**	(0.2)	**(23.3)**	(0.4)
Loans and receivables repaid	**16.1**	1.4	**23.8**	2.5
Net cash (used in) investing activities	**(231.0)**	(611.4)	**(328.1)**	(1,100.0)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net (repayments of) proceeds from borrowings	**(297.9)**	252.1	**(455.5)**	463.5
Cash received from CSR Limited[a]	**192.6**	36.2	**315.5**	60.2
Dividends paid	**(85.6)**	(9.3)	**(122.8)**	(16.1)
Outside equity interest distributions	**(1.4)**	–	**(1.8)**	–
Proceeds from issue of shares	**0.6**	–	**0.8**	–
Interest and other finance costs paid	**(53.0)**	(51.4)	**(75.0)**	(89.5)
Net cash (used in) from financing activities	**(244.7)**	227.6	**(338.8)**	418.1
NET INCREASE IN CASH HELD	**184.9**	95.5	**280.1**	161.5
Cash at the beginning of the financial year	**111.0**	14.9	**184.8**	28.1
Effects of exchange rate changes	**32.6**	0.6	**(29.8)**	(4.8)
Net cash at the end of the financial year	**328.5**	111.0	**435.1**	184.8

a As part of the demerger the Rinker group received US$192.6 million or A$315.5 million from CSR Limited.

DISCUSSION AND ANALYSIS

In anticipation of Rinker's demerger from CSR, a number of heavy building materials businesses were transferred to Rinker group companies at different times during the financial year ended 31 March 2003. In addition, a number of sugar and light building products businesses were transferred out of the Rinker group at different times during that year. As a consequence, the results of the Rinker group as a statutory entity for the year ended 31 March 2003 *do not reflect the businesses that now comprise the Rinker group.*

Cash from operating activities was US$660.6 million or A$947.0 million during the year ended 31 March 2004.

Cash from operations was directed to purchases of property plant and equipment (US$224.4 million or A$340.2 million) and to purchases of controlled entities and businesses (US$36.0 million or A$49.2 million). Operating capital expenditure (to maintain existing operating capacity) included within purchases of property, plant and equipment, was US$166.4 million or A$257.5 million.

Cash was used to fund dividends and interest totalling US$138.6 million or A$197.8 million. Total debt was reduced by repayments of US$297.9 million or A$455.5 million. Cash balances increased by US$217.5 million or A$250.3 million.

Notes to the financial statements are annexed.

NOTES TO THE CONCISE FINANCIAL STATEMENTS

1 BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standard AASB 1039 "Concise Financial Reports". The concise financial report, including the financial statements and specific disclosures included in the Concise Financial Report, have been derived from the Full Financial Report of Rinker Group Limited.

A full description of the accounting policies adopted by the consolidated entity is provided in the notes to the financial statements which form part of the Full Financial Report. Except as discussed below, the accounting policies of the consolidated entity are consistent with the prior financial year.

2 CHANGES IN ACCOUNTING POLICIES

Rinker Group Limited has adopted the revised Accounting Standard AASB 1028 "Employee Benefits", which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. The effect of the revised policy has been to increase employee benefit liabilities at the beginning of the year by US$1.3 million or A$2.1 million, which was taken directly to retained profits (US$1.0 million or A$1.6 million after tax). Current year profits did not change as a result of this change in accounting policy.

3 SEGMENT INFORMATION

In preparation for the demerger of Rinker from CSR, the Readymix business was transferred from CSR to the Rinker group during the year ended 31 March 2003. In addition, the Building Products and Sugar businesses were transferred to CSR from Rinker group during the year ended 31 March 2003. Accordingly, the segment results shown below for the year ended 31 March 2003 do not represent the annual results of Rinker Group as it existed following the demerger.

PRODUCTS AND SERVICES

Rinker Materials: aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other reinforced concrete products, building materials distribution and polyethylene pipe

Readymix: aggregates, concrete, asphalt, cement, concrete pipe and other reinforced concrete products

Building products: glasswool and rockwool insulation, lightweight concrete products

Sugar: refined sugar

In particular, insulation, lightweight concrete products and refined sugar are not Rinker products following the demerger.

US$ MILLION YEAR ENDED 31 MARCH	PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX 2004	2003	INCOME TAX (EXPENSE) BENEFIT 2004	2003	OUTSIDE EQUITY INTERESTS 2004	2003	NET PROFIT ATTRIBUTABLE TO MEMBERS OF RINKER GROUP LIMITED 2004	2003
Rinker Materials								
Aggregates	**138.2**	104.0	**(46.9)**	(37.9)	**(0.1)**	–	**91.2**	66.1
Cement	**95.5**	86.8	**(36.8)**	(36.6)	**–**	–	**58.7**	50.2
Concrete, block, asphalt	**116.4**	85.8	**(45.8)**	(33.7)	**(0.1)**	(0.1)	**70.5**	52.0
Concrete pipe and products	**53.1**	60.1	**(21.5)**	(23.7)	**–**	–	**31.6**	36.4
Other	**(11.4)**	(3.1)	**7.3**	0.4	**(0.9)**	(1.2)	**(5.0)**	(3.9)
Total Rinker Materials	**391.8**	333.6	**(143.7)**	(131.5)	**(1.1)**	(1.3)	**247.0**	200.8
Readymix	**110.1**	21.6	**(29.5)**	(3.7)	**–**	(0.7)	**80.6**	17.2
Building products	**–**	59.3	**–**	(0.1)	**–**	(0.4)	**–**	58.8
Sugar	**–**	26.8	**–**	–	**–**	–	**–**	26.8
Segment totals	**501.9**	441.3	**(173.2)**	(135.3)	**(1.1)**	(2.4)	**327.6**	303.6
Corporate	**(9.2)**	(12.5)	**2.6**	–	**–**	–	**(6.6)**	(12.5)
Group totals	**492.7**	428.8	**(170.6)**	(135.3)	**(1.1)**	(2.4)	**321.0**	291.1
Net finance	**(47.2)**	(70.6)	**21.8**	26.2	**–**	0.1	**(25.4)**	(44.3)
Consolidated before significant items	**445.5**	358.2	**(148.8)**	(109.1)	**(1.1)**	(2.3)	**295.6**	246.8
Significant items	**–**	45.8	**–**	4.7	**–**	–	**–**	50.5
Consolidated after significant items	**445.5**	404.0	**(148.8)**	(104.4)	**(1.1)**	(2.3)	**295.6**	297.3
A$ MILLION								
Rinker Materials								
Aggregates	**200.9**	185.4	**(68.2)**	(67.4)	**(0.1)**	–	**132.6**	118.0
Cement	**137.6**	153.5	**(52.9)**	(64.8)	**–**	–	**84.7**	88.7
Concrete, block, asphalt	**166.9**	151.3	**(65.7)**	(59.7)	**(0.2)**	(0.3)	**101.0**	91.3
Concrete pipe and products	**78.6**	107.6	**(31.7)**	(42.3)	**–**	–	**46.9**	65.3
Other	**(16.0)**	(5.8)	**9.7**	1.0	**(1.2)**	(2.0)	**(7.5)**	(6.8)
Total Rinker Materials	**568.0**	592.0	**(208.8)**	(233.2)	**(1.5)**	(2.3)	**357.7**	356.5
Readymix	**158.3**	37.2	**(42.6)**	(7.3)	**–**	(1.2)	**115.7**	28.7
Building products	**–**	107.4	**–**	(0.3)	**–**	(0.9)	**–**	106.2
Sugar	**–**	45.3	**–**	–	**–**	–	**–**	45.3
Segment totals	**726.3**	781.9	**(251.4)**	(240.8)	**(1.5)**	(4.4)	**473.4**	536.7
Corporate	**(13.0)**	(22.1)	**3.7**	–	**–**	–	**(9.3)**	(22.1)
Group totals	**713.3**	759.8	**(247.7)**	(240.8)	**(1.5)**	(4.4)	**464.1**	514.6
Net finance	**(68.8)**	(124.4)	**31.5**	46.4	**–**	0.2	**(37.3)**	(77.8)
Consolidated before significant items	**644.5**	635.4	**(216.2)**	(194.4)	**(1.5)**	(4.2)	**426.8**	436.8
Significant items	**–**	78.6	**–**	7.8	**–**	–	**–**	86.4
Consolidated after significant items	**644.5**	714.0	**(216.2)**	(186.6)	**(1.5)**	(4.2)	**426.8**	523.2

NOTES TO THE CONCISE FINANCIAL STATEMENTS CONTINUED

3 SEGMENT INFORMATION (CONTINUED)

US$ MILLION YEAR ENDED 31 MARCH	EXTERNAL REVENUE 2004	2003	INTERNAL REVENUE 2004	2003	TOTAL REVENUE[a] 2004	2003
Rinker Materials						
Aggregates	**491.9**	393.4	**314.5**	238.7	**806.4**	632.1
Cement	**183.8**	152.0	**194.5**	175.3	**378.3**	327.3
Concrete, block, asphalt	**1,367.8**	1,014.2	**–**	–	**1,367.8**	1,014.2
Concrete pipe and products	**423.3**	456.2	**–**	–	**423.3**	456.2
Other	**421.1**	420.1	**–**	–	**421.1**	420.1
Eliminations	**–**	–	**(509.0)**	(414.0)	**(509.0)**	(414.0)
Total Rinker Materials	**2,887.9**	2,435.9	**–**	–	**2,887.9**	2,435.9
Readymix	**850.1**	248.3	**–**	–	**850.1**	248.3
Building products	**–**	62.8	**–**	–	**–**	62.8
Sugar	**–**	43.7	**–**	–	**–**	43.7
Segment totals	**3,738.0**	2,790.7	**–**	–	**3,738.0**	2,790.7
Corporate	**–**	0.3	**–**	–	**–**	0.3
Group totals	**3,738.0**	2,791.0	**–**	–	**3,738.0**	2,791.0
Interest revenue	**11.7**	1.1	**–**	–	**11.7**	1.1
Consolidated before significant items	**3,749.7**	2,792.1	**–**	–	**3,749.7**	2,792.1
Significant items	**–**	68.9	**–**	–	**–**	68.9
Consolidated after significant items	**3,749.7**	2,861.0	**–**	–	**3,749.7**	2,861.0

A$ MILLION	EXTERNAL REVENUE 2004	2003	INTERNAL REVENUE 2004	2003	TOTAL REVENUE[a] 2004	2003
Rinker Materials						
Aggregates	**710.2**	692.5	**453.1**	428.0	**1,163.3**	1,120.5
Cement	**263.8**	269.0	**280.5**	312.4	**544.3**	581.4
Concrete, block, asphalt	**1,972.8**	1,792.6	**–**	–	**1,972.8**	1,792.6
Concrete pipe and products	**614.3**	810.8	**–**	–	**614.3**	810.8
Other	**605.5**	746.2	**–**	–	**605.5**	746.2
Eliminations	**–**	–	**(733.6)**	(740.4)	**(733.6)**	(740.4)
Total Rinker Materials	**4,166.6**	4,311.1	**–**	–	**4,166.6**	4,311.1
Readymix	**1,217.9**	427.4	**–**	–	**1,217.9**	427.4
Building products	**–**	93.6	**–**	–	**–**	93.6
Sugar	**–**	73.5	**–**	–	**–**	73.5
Segment totals	**5,384.5**	4,905.6	**–**	–	**5,384.5**	4,905.6
Corporate	**–**	0.7	**–**	–	**–**	0.7
Group totals	**5,384.5**	4,906.3	**–**	–	**5,384.5**	4,906.3
Interest revenue	**16.4**	1.8	**–**	–	**16.4**	1.8
Consolidated before significant items	**5,400.9**	4,908.1	**–**	–	**5,400.9**	4,908.1
Significant items	**–**	117.0	**–**	–	**–**	117.0
Consolidated after significant items	**5,400.9**	5,025.1	**–**	–	**5,400.9**	5,025.1

a Excludes net profit from equity accounted for associate entities and partnerships.

3 SEGMENT INFORMATION (CONTINUED)

US$ MILLION AS AT 31 MARCH	ASSETS 2004	ASSETS 2003	LIABILITIES 2004	LIABILITIES 2003	ALLOCATED TAX ASSETS AND LIABILITIES 2004	ALLOCATED TAX ASSETS AND LIABILITIES 2003	SEGMENT FUNDS EMPLOYED 2004	SEGMENT FUNDS EMPLOYED 2003
Rinker Materials								
Aggregates	**932.4**	942.9	**(93.3)**	(85.0)	**(43.1)**	(40.2)	**796.0**	817.7
Cement	**410.1**	424.5	**(29.8)**	(28.4)	**(26.2)**	(11.2)	**354.1**	384.9
Concrete, block, asphalt	**834.7**	801.9	**(183.3)**	(167.6)	**(43.1)**	(29.4)	**608.3**	604.9
Concrete pipe and products	**437.4**	460.4	**(60.1)**	(47.6)	**(29.2)**	(28.6)	**348.1**	384.2
Other	**219.5**	228.5	**(118.3)**	(99.9)	**(21.4)**	(22.2)	**79.8**	106.4
Eliminations	**(30.9)**	(30.0)	**30.9**	30.0	**–**	–	**–**	–
Total Rinker Materials	**2,803.2**	2,828.2	**(453.9)**	(398.5)	**(163.0)**	(131.6)	**2,186.3**	2,298.1
Readymix	**897.0**	588.2	**(170.6)**	(117.2)	**(26.5)**	(20.5)	**699.9**	450.5
Segment totals	**3,700.2**	3,416.4	**(624.5)**	(515.7)	**(189.5)**	(152.1)	**2,886.2**	2,748.6
Corporate[b]	**6.6**	248.4	**(2.9)**	(6.8)				
Group totals	**3,706.8**	3,664.8	**(627.4)**	(522.5)				
Net cash	**328.5**	111.0	**–**	–				
Tax assets (liabilities)	**91.0**	60.7	**(280.5)**	(212.8)				
Interest and other finance receivable (payable)	**3.7**	4.3	**(11.7)**	(8.1)				
Interest-bearing liabilities	**–**	–	**(929.8)**	(1,213.2)				
Consolidated	**4,130.0**	3,840.8	**(1,849.4)**	(1,956.6)				
A$ MILLION								
Rinker Materials								
Aggregates	**1,234.6**	1,570.3	**(123.5)**	(141.5)	**(57.1)**	(66.9)	**1,054.0**	1,361.9
Cement	**543.0**	706.8	**(39.5)**	(47.3)	**(34.6)**	(18.6)	**468.9**	640.9
Concrete, block, asphalt	**1,105.3**	1,334.8	**(242.7)**	(279.1)	**(57.1)**	(49.0)	**805.5**	1,006.7
Concrete pipe and products	**579.2**	766.6	**(79.6)**	(79.3)	**(38.7)**	(47.6)	**460.9**	639.7
Other	**290.7**	380.5	**(156.7)**	(166.3)	**(28.5)**	(36.8)	**105.5**	177.4
Eliminations	**(40.9)**	(50.0)	**40.9**	50.0	**–**	–	**–**	–
Total Rinker Materials	**3,711.9**	4,709.0	**(601.1)**	(663.5)	**(216.0)**	(218.9)	**2,894.8**	3,826.6
Readymix	**1,187.8**	979.3	**(225.9)**	(195.2)	**(35.0)**	(34.4)	**926.9**	749.7
Segment totals	**4,899.7**	5,688.3	**(827.0)**	(858.7)	**(251.0)**	(253.3)	**3,821.7**	4,576.3
Corporate[b]	**8.7**	413.6	**(3.8)**	(11.4)				
Group totals	**4,908.4**	6,101.9	**(830.8)**	(870.1)				
Net cash	**435.1**	184.8	**–**	–				
Tax assets (liabilities)	**120.5**	101.1	**(371.5)**	(354.4)				
Interest and other finance receivable (payable)	**4.9**	7.1	**(15.6)**	(13.3)				
Interest-bearing liabilities	**–**	–	**(1,231.2)**	(2,019.9)				
Consolidated	**5,468.9**	6,394.9	**(2,449.1)**	(3,257.7)				

b Corporate assets as at 31 March 2003 represents CSR group balances allocated to Rinker Group Limited as part of the demerger.

NOTES TO THE CONCISE FINANCIAL STATEMENTS CONTINUED

4 DIVIDENDS

	FINANCIAL YEAR	DATE PAID / PAYABLE	AMOUNT PER SHARE (A$ CENTS)	TOTAL AMOUNT (A$ MILLION)
Recognised amounts				
Final Dividend[a]	2003	3 July 2003	**7**	66.1
Interim Dividend[b]	2004	15 December 2003	**6**	56.7
Unrecognised amounts				
Final Dividend[b]	2004	2 July 2004	**8**	75.6

a 70 per cent franked at the Australian corporate tax rate of 30 per cent.

b 100 per cent franked at the Australian corporate tax rate of 30 per cent.

The final dividend in respect of ordinary shares for the year ended 31 March 2004 has not been recognised in this financial report because it was declared after 31 March 2004.

Holders of Rinker American Depositary Receipts (ADRs) in the United States, which each represent ten Rinker ordinary shares, will receive a dividend equivalent to 80 Australian cents per ADR, or ten times the final dividend per ordinary share noted above.

The adjusted franking account balance as at 31 March 2004 was A$6.2 million, (2003: A$nil).

5 RECONCILIATION OF RETAINED PROFITS

YEAR ENDED 31 MARCH	**US$ MILLION 2004**	US$ MILLION 2003	**A$ MILLION 2004**	A$ MILLION 2003
Retained profits at the beginning of the financial year	**371.5**	65.9	**727.0**	185.9
Net profit attributable to members of Rinker Group Limited	**295.6**	297.3	**426.8**	523.2
Adjustment to opening retained earnings on adoption of revised AASB 1028 "Employee Benefits"	**(1.0)**	–	**(1.6)**	–
Transfer from foreign currency translation reserve on disposal of subsidiaries	–	18.0	**2.0**	34.0
Total available for appropriation	**666.1**	381.2	**1,154.2**	743.1
Dividends paid	**(84.1)**	(9.7)	**(122.8)**	(16.1)
Retained profits at the end of the financial year	**582.0**	371.5	**1,031.4**	727.0

DIRECTORS' DECLARATION
ABN: 53 003 433 118

Declaration by directors on the financial statements and notes thereto set out on pages 42 to 48.

The Directors declare that:

(i) in their opinion the accompanying concise financial report for the year ended 31 March 2004 complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports", and

(ii) the financial statements and specific disclosures included in this concise financial report have been derived from the full financial report for the year ended 31 March 2004.

In our declaration in the full financial report we declared that the financial statements included therein and notes thereto:

(a) comply with Accounting Standards;

(b) give a true and fair view of the financial position and performance of the company and consolidated entity;

(c) are, in the directors' opinion, in accordance with the Corporations Act 2001.

In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed on behalf of the Board of Directors.

John Morschel
CHAIRMAN

David Clarke
CHIEF EXECUTIVE AND MANAGING DIRECTOR

Sydney
25 May 2004

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF RINKER GROUP LIMITED

Scope

We have audited the concise financial report of Rinker Group Limited for the financial year ended 31 March 2004 as set out on pages 42 to 49 in order to express an opinion on it to the members of the company. The concise financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Rinker Group Limited for the year ended 31 March 2004. Our audit report on the full financial report was signed on 25 May 2004, and was not subject to qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the concise financial report of Rinker Group Limited complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Deloitte Touche Tohmatsu

Greg Couttas
Partner
Chartered Accountants

Sydney
25 May 2004

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Introduction
The demerger of Rinker occurred following an order of the Federal Court made on 28 March 2003. Rinker's shares were first traded on the Australian Stock Exchange on 31 March 2003. In anticipation of Rinker's demerger from CSR, a number of businesses were transferred between the Rinker group and CSR during the year ended 31 March 2003.

The results for the year ended 31 March 2004 represent the actual results of Rinker group for the period. The results of the Rinker group as a statutory entity during the prior comparative period, the year ended 31 March 2003, do not reflect the businesses that comprised the Rinker group on demerger. Accordingly, unaudited pro forma financial information has been prepared for the year ended 31 March 2003. In comparing the results for the financial year ended 31 March 2004 with the results for the financial year ended 31 March 2003, the directors believe it is meaningful for readers of this Concise Report to make that comparison using the unaudited pro forma financial information for the year ended 31 March 2003. That unaudited pro forma financial information is set out starting below.

Basis of Preparation of Unaudited Pro Forma Financial Information
The unaudited pro forma financial information for the year ended 31 March 2003 was prepared on a carve-out basis and includes the statements of financial performance, financial position and cash flows of Rinker group companies' United States businesses, and of the Readymix businesses that were transferred to Rinker from CSR prior to the demerger. These financial statements have been prepared from historical accounting records of CSR and present all of the operations of the businesses as if Rinker had been a separate economic entity during the year ended 31 March 2003.

The Combined Statement of Financial Performance for the year ended 31 March 2003 includes general corporate overhead expenses related to corporate headquarters and common support divisions of CSR which have been estimated based on amounts previously incurred by CSR, less those amounts considered specific to the remaining businesses of CSR. Management believes this allocation basis is a reasonable reflection of the utilisation of services by Rinker. The allocated costs, while reasonable, may not necessarily be indicative of the costs that would have been incurred by Rinker if Rinker had performed these functions or received services as a stand-alone entity. Following the demerger, Rinker performed these functions using its own resources or purchased services and was responsible for the costs and expenses associated with the management of a public company.

During the year ended 31 March 2003, Rinker Materials Corporation, a controlled entity of Rinker, held external debt. In addition, other financing was obtained through CSR or CSR Finance Limited, a 100% owned subsidiary of CSR. Other businesses, previously owned by CSR and now owned by Rinker were funded through equity contributions. The Combined Statement of Financial Performance includes the interest expense associated with the external debt and interest-bearing intercompany debt held during the year. The Combined Statement of Financial Performance does not include any interest expense on non-interest bearing intercompany debt.

COMBINED STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 31 MARCH	**ACTUAL US$ MILLION 2004**	UNAUDITED PRO FORMA US$ MILLION 2003	**ACTUAL A$ MILLION 2004**	UNAUDITED PRO FORMA A$ MILLION 2003
Trading revenue – sale of goods	**3,706.2**	2,955.5	**5,339.5**	5,231.7
Cost of sales	**(2,158.4)**	(1,766.0)	**(3,110.0)**	(3,125.5)
Warehouse and distribution costs	**(690.8)**	(526.9)	**(994.1)**	(932.2)
Selling, general and administrative costs	**(367.8)**	(303.4)	**(528.6)**	(537.4)
Share of partnership net income (loss)	**12.1**	(0.1)	**17.1**	(0.3)
Share of associate entities net profit	**2.9**	13.8	**4.9**	24.6
Operating profit	**504.2**	372.9	**728.8**	660.9
Other revenue from ordinary activities	**31.7**	73.5	**44.8**	129.7
Other expenses from ordinary activities	**(43.3)**	(52.7)	**(60.5)**	(92.7)
Dividend income from others	**0.1**	0.1	**0.2**	0.2
Profit from ordinary activities before finance and income tax expense	**492.7**	393.8	**713.3**	698.1
Interest income	**11.7**	0.3	**16.4**	0.6
Borrowing costs	**(58.9)**	(59.3)	**(85.2)**	(104.9)
Profit from ordinary activities before income tax expense	**445.5**	334.8	**644.5**	593.8
Income tax expense relating to ordinary activities	**(148.8)**	(116.8)	**(216.2)**	(208.1)
Net profit	**296.7**	218.0	**428.3**	385.7
Net profit attributable to outside equity interests	**(1.1)**	(2.3)	**(1.5)**	(4.1)
Net profit attributable to members of Rinker Group Limited	**295.6**	215.7	**426.8**	381.6
(A$ AND US$ CENTS)				
Basic earnings per share and diluted earnings per share based on net profit attributable to members of Rinker Group Limited	**31.3**	22.8	**45.2**	40.4
Weighted average number of shares outstanding	**944,860,494**	944,669,796	**944,860,494**	944,669,796

The financial information above has been prepared on the basis set out on page 50.

COMBINED STATEMENT OF FINANCIAL POSITION

AS AT 31 MARCH	ACTUAL US$ MILLION 2004	ACTUAL US$ MILLION 2003	ACTUAL A$ MILLION 2004	ACTUAL A$ MILLION 2003
Current assets				
Cash assets	**328.5**	111.0	**435.1**	184.8
Cash available from CSR Limited	**–**	153.3	**–**	255.3
Receivables	**532.7**	471.8	**705.5**	785.6
Inventories	**263.9**	233.2	**349.5**	388.2
Other current assets	**60.6**	22.6	**80.2**	37.6
Current assets	**1,185.7**	991.9	**1,570.3**	1,651.5
Non-current assets				
Receivables	**89.8**	32.2	**119.0**	53.6
Inventories	**42.1**	46.4	**55.7**	77.3
Investments accounted for using the equity method	**143.4**	156.5	**189.9**	260.5
Other financial assets	**13.5**	8.9	**17.8**	14.8
Property, plant and equipment	**1,715.7**	1,601.7	**2,271.8**	2,666.8
Intangibles	**838.8**	896.5	**1,110.7**	1,492.7
Deferred income tax assets	**60.2**	60.7	**79.7**	101.1
Other non-current assets	**40.8**	46.0	**54.0**	76.6
Non-current assets	**2,944.3**	2,848.9	**3,898.6**	4,743.4
Total assets	**4,130.0**	3,840.8	**5,468.9**	6,394.9
Current liabilities				
Payables	**459.8**	366.5	**608.9**	610.3
Interest-bearing liabilities	**17.4**	161.7	**23.0**	269.2
Income tax liabilities	**57.7**	10.2	**76.4**	17.0
Provisions	**88.9**	78.9	**117.8**	131.3
Current liabilities	**623.8**	617.3	**826.1**	1,027.8
Non-current liabilities				
Payables	**19.4**	21.6	**25.7**	35.9
Interest-bearing liabilities	**912.4**	1,051.5	**1,208.2**	1,750.7
Deferred income tax liabilities	**222.8**	202.6	**295.1**	337.4
Provisions	**71.0**	63.6	**94.0**	105.9
Non-current liabilities	**1,225.6**	1,339.3	**1,623.0**	2,229.9
Total liabilities	**1,849.4**	1,956.6	**2,449.1**	3,257.7
Net assets	**2,280.6**	1,884.2	**3,019.8**	3,137.2
Equity				
Contributed equity	**1,497.1**	1,496.5	**2,286.2**	2,285.4
Reserves	**196.6**	6.0	**(304.3)**	107.9
Retained profits	**582.0**	371.5	**1,031.4**	727.0
Equity attributable to members of Rinker Group Limited	**2,275.7**	1,874.0	**3,013.3**	3,120.3
Outside equity interests in controlled entities	**4.9**	10.2	**6.5**	16.9
Total equity	**2,280.6**	1,884.2	**3,019.8**	3,137.2

The financial information above has been prepared on the basis set out on page 50.

COMBINED STATEMENT OF CASH FLOWS

YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Cash flows from operating activities				
Receipts from customers	**3,857.2**	3,032.9	**5,542.8**	5,364.8
Payments to suppliers and employees	**(3,102.7)**	(2,439.3)	**(4,472.9)**	(4,314.6)
Dividends and distributions from associate entities	**13.1**	19.7	**17.4**	34.1
Interest received	**10.7**	0.6	**15.0**	1.2
Income tax paid	**(117.7)**	(99.6)	**(155.3)**	(172.8)
Net cash from operating activities	**660.6**	514.3	**947.0**	912.7
Cash flows from investing activities				
Purchase of property, plant, equipment and other non-current assets[a]	**(224.4)**	(129.2)	**(340.2)**	(233.5)
Proceeds from sale of property, plant, equipment and other non-current assets	**25.3**	43.7	**55.0**	77.6
Purchase of controlled entities and businesses net of cash acquired	**(36.0)**	(531.9)	**(49.2)**	(971.8)
Proceeds from sale of interest in controlled entities and businesses	**4.3**	26.0	**5.8**	45.5
Loans and receivables advanced	**(16.3)**	(2.3)	**(23.3)**	(3.9)
Loans and receivables repaid	**16.1**	1.2	**23.8**	2.5
Net cash (used in) investing activities	**(231.0)**	(592.5)	**(328.1)**	(1,083.6)
Cash flows from financing activities				
Net (repayments of) proceeds from borrowings	**(297.9)**	223.7	**(455.5)**	422.2
Cash received from CSR Limited	**192.6**	–	**315.5**	–
Dividends paid	**(85.6)**	–	**(122.8)**	–
Outside equity interest distributions	**(1.4)**	–	**(1.8)**	–
Proceeds from issue of shares	**0.6**	–	**0.8**	–
Interest and other finance costs paid	**(53.0)**	(51.0)	**(75.0)**	(89.6)
Net cash (used in) from financing activities	**(244.7)**	172.7	**(338.8)**	332.6
Net increase in cash held	**184.9**	94.5	**280.1**	161.7
Cash at the beginning of the financial year	**111.0**	14.8	**184.8**	28.0
Effects of exchange rate changes	**32.6**	1.7	**(29.8)**	(4.9)
Net cash at the end of the financial year	**328.5**	111.0	**435.1**	184.8
Reconciliation of net cash				
Cash balance comprises:				
Cash at bank and on hand	**298.6**	108.3	**395.5**	180.3
Short term loans and deposits	**29.9**	2.7	**39.6**	4.5
Net cash at 31 March	**328.5**	111.0	**435.1**	184.8

The financial information above has been prepared on the basis set out on page 50.

a Purchase of property, plant and equipment includes US$166.4 million or A$257.5 million (2003: US$79.3 million or A$140.0 million) of operating capital expenditure. Operating capital expenditure represents that required to maintain operating capacity.

UNAUDITED PRO FORMA FINANCIAL INFORMATION CONTINUED

Profit From Ordinary Activities Before Income Tax YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Rinker Materials				
Aggregates	**138.2**	104.0	**200.9**	185.4
Cement	**95.5**	86.8	**137.6**	153.5
Concrete, block, asphalt	**116.4**	85.8	**166.9**	151.3
Concrete pipe and products	**53.1**	60.1	**78.6**	107.6
Other	**(11.4)**	(3.1)	**(16.0)**	(5.8)
Total Rinker Materials	**391.8**	333.6	**568.0**	592.0
Readymix	**110.1**	67.8	**158.3**	119.5
Segment totals	**501.9**	401.4	**726.3**	711.5
Corporate	**(9.2)**	(7.6)	**(13.0)**	(13.4)
Group totals	**492.7**	393.8	**713.3**	698.1
Net finance	**(47.2)**	(59.0)	**(68.8)**	(104.3)
Combined Rinker group	**445.5**	334.8	**644.5**	593.8
Income Tax (Expense) Benefit				
Rinker Materials				
Aggregates	**(46.9)**	(37.9)	**(68.2)**	(67.4)
Cement	**(36.8)**	(36.6)	**(52.9)**	(64.8)
Concrete, block, asphalt	**(45.8)**	(33.7)	**(65.7)**	(59.7)
Concrete pipe and products	**(21.5)**	(23.7)	**(31.7)**	(42.3)
Other	**7.3**	0.4	**9.7**	1.0
Total Rinker Materials	**(143.7)**	(131.5)	**(208.8)**	(233.2)
Readymix	**(29.5)**	(13.6)	**(42.6)**	(25.4)
Segment totals	**(173.2)**	(145.1)	**(251.4)**	(258.6)
Corporate	**2.6**	2.3	**3.7**	4.0
Group totals	**(170.6)**	(142.8)	**(247.7)**	(254.6)
Net finance	**21.8**	26.0	**31.5**	46.5
Combined Rinker group	**(148.8)**	(116.8)	**(216.2)**	(208.1)
Outside Equity Interests				
Rinker Materials				
Aggregates	**(0.1)**	–	**(0.1)**	–
Cement	**–**	–	**–**	–
Concrete, block, asphalt	**(0.1)**	(0.1)	**(0.2)**	(0.3)
Concrete pipe and products	**–**	–	**–**	–
Other	**(0.9)**	(1.2)	**(1.2)**	(2.0)
Total Rinker Materials	**(1.1)**	(1.3)	**(1.5)**	(2.3)
Readymix	**–**	(1.1)	**–**	(2.1)
Segment totals	**(1.1)**	(2.4)	**(1.5)**	(4.4)
Corporate	**–**	–	**–**	–
Group totals	**(1.1)**	(2.4)	**(1.5)**	(4.4)
Net finance	**–**	0.1	**–**	0.3
Combined Rinker group	**(1.1)**	(2.3)	**(1.5)**	(4.1)
Net Profit Attributable to Members of Rinker Group Limited				
Rinker Materials				
Aggregates	**91.2**	66.1	**132.6**	118.0
Cement	**58.7**	50.2	**84.7**	88.7
Concrete, block, asphalt	**70.5**	52.0	**101.0**	91.3
Concrete pipe and products	**31.6**	36.4	**46.9**	65.3
Other	**(5.0)**	(3.9)	**(7.5)**	(6.8)
Total Rinker Materials	**247.0**	200.8	**357.7**	356.5
Readymix	**80.6**	53.1	**115.7**	92.0
Segment totals	**327.6**	253.9	**473.4**	448.5
Corporate	**(6.6)**	(5.3)	**(9.3)**	(9.4)
Group totals	**321.0**	248.6	**464.1**	439.1
Net finance	**(25.4)**	(32.9)	**(37.3)**	(57.5)
Combined Rinker group	**295.6**	215.7	**426.8**	381.6

The financial information above has been prepared on the basis set out on page 50.

Total Revenue[a] YEAR ENDED 31 MARCH	ACTUAL US$ MILLION 2004	UNAUDITED PRO FORMA US$ MILLION 2003	ACTUAL A$ MILLION 2004	UNAUDITED PRO FORMA A$ MILLION 2003
Rinker Materials				
Aggregates	**806.4**	632.1	**1,163.3**	1,120.5
Cement	**378.3**	327.3	**544.3**	581.4
Concrete, block, asphalt	**1,367.8**	1,014.2	**1,972.8**	1,792.6
Concrete pipe and products	**423.3**	456.2	**614.3**	810.8
Other	**421.1**	420.1	**605.5**	746.2
Eliminations	**(509.0)**	(414.0)	**(733.6)**	(740.4)
Total Rinker Materials	**2,887.9**	2,435.9	**4,166.6**	4,311.1
Readymix	**850.1**	593.2	**1,217.9**	1,050.5
Segment totals	**3,738.0**	3,029.1	**5,384.5**	5,361.6
Net finance	**11.7**	0.3	**16.4**	0.6
Combined Rinker group	**3,749.7**	3,029.4	**5,400.9**	5,362.2
Trading Revenue				
Rinker Materials				
Aggregates	**802.6**	626.0	**1,157.7**	1,108.6
Cement	**377.0**	327.2	**542.5**	579.2
Concrete, block, asphalt	**1,365.0**	1,010.1	**1,968.8**	1,782.8
Concrete pipe and products	**421.4**	437.0	**611.5**	777.2
Other	**410.6**	396.6	**591.6**	703.5
Eliminations	**(509.0)**	(413.9)	**(733.6)**	(733.7)
Total Rinker Materials	**2,867.6**	2,383.0	**4,138.5**	4,217.6
Readymix	**838.6**	572.5	**1,201.0**	1,014.1
Segment totals	**3,706.2**	2,955.5	**5,339.5**	5,231.7
EBITDA				
Rinker Materials				
Aggregates	**207.7**	163.3	**300.8**	290.0
Cement	**116.9**	107.5	**168.4**	190.1
Concrete, block, asphalt	**170.5**	128.2	**244.7**	226.0
Concrete pipe and products	**85.1**	92.5	**124.7**	164.9
Other	**10.4**	22.4	**15.6**	39.3
Total Rinker Materials	**590.6**	513.9	**854.2**	910.3
Readymix	**145.5**	98.1	**209.0**	173.2
Segment totals	**736.1**	612.0	**1,063.2**	1,083.5
Corporate	**(9.2)**	(7.6)	**(13.0)**	(13.4)
Combined Rinker group	**726.9**	604.4	**1,050.2**	1,070.1

Margin	EBITDA MARGIN[c] ACTUAL 2004	EBITDA MARGIN[c] UNAUDITED PRO FORMA 2003	EBIT MARGIN[b] ACTUAL 2004	EBIT MARGIN[b] UNAUDITED PRO FORMA 2003
Rinker Materials				
Aggregates	**25.9%**	26.1%	**17.4%**	16.7%
Cement	**31.0%**	32.9%	**25.4%**	26.5%
Concrete, block, asphalt	**12.5%**	12.7%	**8.5%**	8.5%
Concrete pipe and products	**20.2%**	21.2%	**12.9%**	13.8%
Other	**2.5%**	5.6%	**(2.7%)**	(0.8%)
Total Rinker Materials	**20.6%**	21.6%	**13.7%**	14.0%
Readymix	**17.4%**	17.1%	**13.2%**	11.8%
Segment totals	**19.9%**	20.7%	**13.6%**	13.6%
Corporate	**–**	–	**–**	–
Combined Rinker group	**19.6%**	20.5%	**13.4%**	13.3%

a Excludes net profit from equity accounting for investments in associate entities.

b EBIT Margin represents Profit from Ordinary Activities before Income Tax and Net Finance Expense, divided by Trading Revenue.

c EBITDA Margin represents Earnings before Interest, Tax, Depreciation and Amortisation divided by Trading Revenue.

The financial information above has been prepared on the basis set out on page 50.

UNAUDITED PRO FORMA FINANCIAL INFORMATION CONTINUED

Assets AS AT 31 MARCH	ACTUAL US$ MILLION 2004	ACTUAL US$ MILLION 2003	ACTUAL A$ MILLION 2004	ACTUAL A$ MILLION 2003
Rinker Materials				
Aggregates	**932.4**	942.9	**1,234.6**	1,570.3
Cement	**410.1**	424.5	**543.0**	706.8
Concrete, block, asphalt	**834.7**	801.9	**1,105.3**	1,334.8
Concrete pipe and products	**437.4**	460.4	**579.2**	766.6
Other	**219.5**	228.5	**290.7**	380.5
Eliminations	**(30.9)**	(30.0)	**(40.9)**	(50.0)
Total Rinker Materials	**2,803.2**	2,828.2	**3,711.9**	4,709.0
Readymix	**897.0**	588.2	**1,187.8**	979.3
Segment totals	**3,700.2**	3,416.4	**4,899.7**	5,688.3
Unallocated	**6.6**	248.4	**8.7**	413.6
Group totals	**3,706.8**	3,664.8	**4,908.4**	6,101.9
Net cash	**328.5**	111.0	**435.1**	184.8
Tax assets	**91.0**	60.7	**120.5**	101.1
Interest and other finance receivables	**3.7**	4.3	**4.9**	7.1
Combined Rinker group	**4,130.0**	3,840.8	**5,468.9**	6,394.9
Liabilities				
Rinker Materials				
Aggregates	**(93.3)**	(85.0)	**(123.5)**	(141.5)
Cement	**(29.8)**	(28.4)	**(39.5)**	(47.3)
Concrete, block, asphalt	**(183.3)**	(167.6)	**(242.7)**	(279.1)
Concrete pipe and products	**(60.1)**	(47.6)	**(79.6)**	(79.3)
Other	**(118.3)**	(99.9)	**(156.7)**	(166.3)
Eliminations	**30.9**	30.0	**40.9**	50.0
Total Rinker Materials	**(453.9)**	(398.5)	**(601.1)**	(663.5)
Readymix	**(170.6)**	(117.2)	**(225.9)**	(195.2)
Segment totals	**(624.5)**	(515.7)	**(827.0)**	(858.7)
Unallocated	**(2.9)**	(6.8)	**(3.8)**	(11.4)
Group totals	**(627.4)**	(522.5)	**(830.8)**	(870.1)
Tax liabilities	**(280.5)**	(212.8)	**(371.5)**	(354.4)
Interest and other finance payable	**(11.7)**	(8.1)	**(15.6)**	(13.3)
Interest-bearing liabilities	**(929.8)**	(1,213.2)	**(1,231.2)**	(2,019.9)
Combined Rinker group	**(1,849.4)**	(1,956.6)	**(2,449.1)**	(3,257.7)
Allocated Tax Assets (Liabilities)				
Rinker Materials				
Aggregates	**(43.1)**	(40.2)	**(57.1)**	(66.9)
Cement	**(26.2)**	(11.2)	**(34.6)**	(18.6)
Concrete, block, asphalt	**(43.1)**	(29.4)	**(57.1)**	(49.0)
Concrete pipe and products	**(29.2)**	(28.6)	**(38.7)**	(47.6)
Other	**(21.4)**	(22.2)	**(28.5)**	(36.8)
Total Rinker Materials	**(163.0)**	(131.6)	**(216.0)**	(218.9)
Readymix	**(26.5)**	(20.5)	**(35.0)**	(34.4)
Segment totals	**(189.5)**	(152.1)	**(251.0)**	(253.3)
Segment Funds Employed				
Rinker Materials				
Aggregates	**796.0**	817.7	**1,054.0**	1,361.9
Cement	**354.1**	384.9	**468.9**	640.9
Concrete, block, asphalt	**608.3**	604.9	**805.5**	1,006.7
Concrete pipe and products	**348.1**	384.2	**460.9**	639.7
Other	**79.8**	106.4	**105.5**	177.4
Total Rinker Materials	**2,186.3**	2,298.1	**2,894.8**	3,826.6
Readymix	**699.9**	450.5	**926.9**	749.7
Segment totals	**2,886.2**	2,748.6	**3,821.7**	4,576.3

The financial information above has been prepared on the basis set out on page 50.

RECONCILIATION OF MANAGEMENT MEASURES

The following management measures, used elsewhere in this report, are not defined under Australian Generally Accepted Accounting Principles (GAAP). *Although we believe they enhance the understanding of our performance, they should not be used as an alternative to GAAP measures. Reconciliations of* these measures to the nearest GAAP measures are presented below.

1. RECONCILIATION OF EBITDA

EBITDA represents EBIT before Depreciation and Amortisation (DA).

EBIT represents Profit on ordinary activities before finance and income tax expense.

YEAR ENDED	31 MARCH 2004			31 MARCH 2003		
US$ MILLION	EBIT	DA	EBITDA	EBIT	DA	EBITDA
Rinker Materials	**391.8**	**198.8**	**590.6**	333.6	180.3	513.9
Readymix	**110.1**	**35.4**	**145.5**	67.8	30.3	98.1
Corporate	**(9.2)**	**–**	**(9.2)**	(7.6)	–	(7.6)
Rinker group	**492.7**	**234.2**	**726.9**	393.8	210.6	604.4
A$ MILLION						
Rinker Materials	**568.0**	**286.2**	**854.2**	592.0	318.3	910.3
Readymix	**158.3**	**50.7**	**209.0**	119.5	53.7	173.2
Corporate	**(13.0)**	**–**	**(13.0)**	(13.4)	–	(13.4)
Rinker group	**713.3**	**336.9**	**1,050.2**	698.1	372.0	1,070.1

Further information on EBIT and EBITDA for each segment is included on pages 54 and 55 and in information on Rinker's internet site at www.rinkergroup.com.

2. RECONCILIATION OF EBIT BEFORE AMORTISATION OF GOODWILL

EBIT before amortisation of goodwill is calculated as follows.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
EBIT	**492.7**	393.8	**713.3**	698.1
Goodwill amortisation	**56.5**	47.1	**81.3**	83.0
EBITA	**549.2**	440.9	**794.6**	781.1

3. RECONCILIATION OF EARNINGS PER SHARE

Earnings per share represents net profit attributable to members divided by the weighted average number of shares outstanding.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
Net profit attributable to members of Rinker	**295.6**	215.7	**426.8**	381.6
Weighted average number of shares outstanding (million)	**944.9**	944.7	**944.9**	944.7
Earnings per share (cents)	**31.3**	22.8	**45.2**	40.4

Earnings per share pre-amortisation of goodwill represents net profit attributable to members excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
Net profit attributable to members of Rinker	**295.6**	215.7	**426.8**	381.6
Add back Goodwill amortisation	**50.8**	41.7	**73.2**	73.6
Weighted average number of shares outstanding (million)	**944.9**	944.7	**944.9**	944.7
Earnings per share pre-amortisation of goodwill (cents)	**36.7**	27.2	**52.9**	48.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION CONTINUED

4. RECONCILIATION OF RETURN ON EQUITY (ROE)

Return on equity represents the previous 12 months' Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated by excluding goodwill amortisation from Net profit.

	US$ MILLION		A$ MILLION	
YEAR ENDED 31 MARCH	2004	2003	2004	2003
Net profit attributable to members of Rinker	**295.6**	215.7	**426.8**	381.6
Equity attributable to members of Rinker	**2,275.7**	1,874.0	**3,013.3**	3,120.3
ROE	**13.0%**	11.4%	**14.2%**	12.2%
Goodwill amortisation	**50.8**	41.7	**73.2**	73.6
ROE pre amortisation of goodwill	**15.2%**	13.6%	**16.6%**	14.6%

5. RECONCILIATION OF RETURN ON FUNDS EMPLOYED (ROFE)

Return on funds employed represents previous 12 month's EBIT divided by end of period funds employed.

US$ MILLION YEAR ENDED 31 MARCH	EBIT 2004	FUNDS EMPLOYED 2004	ROFE 2004	EBIT 2003	FUNDS EMPLOYED 2003	ROFE 2003
Aggregates	**138.2**	**796.0**	**17.4%**	104.0	817.7	12.7%
Cement	**95.5**	**354.1**	**27.0%**	86.8	384.9	22.6%
Concrete, block, asphalt	**116.4**	**608.3**	**19.1%**	85.8	604.9	14.2%
Concrete pipe and products	**53.1**	**348.1**	**15.2%**	60.1	384.2	15.6%
Other	**(11.4)**	**79.8**	**n.m**	(3.1)	106.4	n.m
Total Rinker Materials	**391.8**	**2,186.3**	**17.9%**	333.6	2,298.1	14.5%
Readymix	**110.1**	**699.9**	**15.7%**	67.8	450.5	15.0%
Corporate	**(9.2)**	**1.6**	**n.m**	(7.6)	–	n.m
Rinker group	**492.7**	**2,887.8**	**17.1%**	393.8	2,748.6	14.3%
A$ MILLION						
Aggregates	**200.9**	**1,054.0**	**19.1%**	185.4	1,361.9	13.6%
Cement	**137.6**	**468.9**	**29.3%**	153.5	640.9	24.0%
Concrete, block, asphalt	**166.9**	**805.5**	**20.7%**	151.3	1,006.7	15.0%
Concrete pipe and products	**78.6**	**460.9**	**17.1%**	107.6	639.7	16.8%
Other	**(16.0)**	**105.5**	**n.m**	(5.8)	177.4	n.m
Total Rinker Materials	**568.0**	**2,894.8**	**19.6%**	592.0	3,826.6	15.5%
Readymix	**158.3**	**926.9**	**17.1%**	119.5	749.7	15.9%
Corporate	**(13.0)**	**2.1**	**n.m**	(13.4)	–	n.m
Rinker group	**713.3**	**3,823.8**	**18.7%**	698.1	4,576.3	15.3%

6. RECONCILIATION OF NET DEBT

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ MILLION		A$ MILLION	
AS AT 31 MARCH	2004	2003	2004	2003
Current interest-bearing liabilities	**17.4**	161.7	**23.0**	269.2
Long term interest-bearing liabilities	**912.4**	1,051.5	**1,208.2**	1,750.7
Less: cash assets	**(328.5)**	(264.3)	**(435.1)**	(440.1)
Net debt	**601.3**	948.9	**796.1**	1,579.8

7. RECONCILIATION OF GEARING

Gearing represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

AS AT 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Net debt	**601.3**	948.9	**796.1**	1,579.8
Equity	**2,280.6**	1,884.2	**3,019.8**	3,137.2
Gearing (net debt/equity)	**26.4%**	50.4%	**26.4%**	50.4%
Gearing (net debt/net debt plus equity)	**20.9%**	33.5%	**20.9%**	33.5%

8. RECONCILIATION OF EBIT INTEREST COVER

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	A$ MILLION 2004	A$ MILLION 2003
Interest Income	**11.7**	0.3	**16.4**	0.6
Interest Expense	**54.6**	49.3	**78.9**	87.1
Net Interest Expense	**42.9**	49.0	**62.5**	86.5
EBIT	**492.7**	393.8	**713.3**	698.1
EBIT Interest Cover [times]	**11.5**	8.0	**11.4**	8.1

9. RECONCILIATION OF FREE CASH FLOW

Free cash flow is calculated as the net cash flow from operations, less operating capital expenditure and interest payments.

YEAR ENDED 31 MARCH	US$ MILLION 2004	US$ MILLION 2003	US$ MILLION 2002	US$ MILLION 2001	A$ MILLION 2004	A$ MILLION 2003	A$ MILLION 2002	A$ MILLION 2001
Profit from ordinary activities before finance and tax[a]	**492.7**	393.8	330.2	305.8	**713.3**	698.1	645.7	553.3
Depreciation and amortisation	**234.2**	210.6	180.9	166.3	**336.9**	372.0	353.8	303.9
Net income tax paid	**(117.7)**	(99.6)	(75.9)	(68.6)	**(155.3)**	(172.8)	(146.9)	(125.9)
Change in working capital	**(18.0)**	21.9	–	4.2	**(42.8)**	31.2	(0.5)	27.0
Loss (profit) on asset sales	**10.1**	(20.8)	(6.3)	(11.8)	**13.8**	(37.0)	(12.4)	(22.1)
Interest received	**10.7**	0.6	0.8	2.1	**15.0**	1.2	1.4	3.8
Other	**48.6**	7.8	15.7	(12.1)	**66.1**	20.0	27.3	(21.9)
Net cash from operating activities	**660.6**	514.3	445.4	385.9	**947.0**	912.7	868.4	718.0
Operating capital expenditure[b]	**(166.4)**	(79.3)	(95.9)	(86.1)	**(257.5)**	(140.0)	(187.0)	(156.0)
Interest paid	**(53.0)**	(51.0)	(56.2)	(73.8)	**(75.0)**	(89.6)	(111.8)	(135.2)
Free Cash Flow[c]	**441.2**	384.0	293.3	226.0	**614.5**	683.1	569.6	426.8

a Stated prior to significant items in the year ended 31 March 2001, of US$27.9m or A$56.8m.

b Operating capital expenditure represents capital expenditure required to maintain existing operating capacities, presented here on a payments basis, with changes in capital accruals in net cash flow from operations.

Operating capital expenditure	**166.4**	79.3	95.9	86.1	**257.5**	140.0	187.0	156.0
Development capital expenditure	**58.0**	49.9	69.8	94.4	**82.7**	93.5	136.5	162.3
Total purchase of property, plant and equipment	**224.4**	129.2	165.7	180.5	**340.2**	233.5	323.5	318.3
Purchase of businesses	**36.0**	531.9	79.0	633.7	**49.2**	971.8	157.3	1,090.2
Total capital expenditure	**260.4**	661.1	244.7	814.2	**389.4**	1,205.3	480.8	1,408.5

c Rinker's management uses free cash flow to assess the financial performance of the group and believes it is useful to investors because it relates the operating cash flow of the group to the capital that is spent to continue business operations. In particular, management uses free cash flow as an indicator of the amount of cash generated after operating capital expenditures and interest paid. Free cash flow does not include expenditures for development capital expenditure or business acquisitions. Free cash flow does not represent a measure of solvency, nor Rinker's ability to pay debts or make other required payments as they fall due. This non-GAAP measure should not be considered a substitute for, or superior to Net cash from operating activities under GAAP.

INFORMATION FOR SHAREHOLDERS

NOTICE OF MEETING

The Annual General Meeting of Rinker Group Limited (Rinker) will be held at the Westin Hotel, 1 Martin Place, Sydney, on Tuesday 20 July 2004 at 10.00 am.

STOCK EXCHANGE LISTING

Rinker is listed on the Australian Stock Exchange and the New York Stock Exchange. Rinker's ticker code is RIN on both exchanges.

AMERICAN DEPOSITARY RECEIPTS

Trading on the New York Stock Exchange is via American Depositary Shares (each representing 10 ordinary shares) evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

DIVIDENDS

The final dividend of 8 cents per share (Australian dollars) will be paid on 2 July 2004, 100% franked. The record date for determining shareholders' entitlement to this dividend is 11 June 2004.

COMMUNICATIONS

Rinker is committed to keeping shareholders and the investment community well informed of company activities in a timely manner. Rinker's communications program includes:

- posting on Rinker's internet site announcements and reports to the market, immediately following release by the ASX;
- annual report and half-yearly results summary mailed to shareholders (unless requested otherwise) and posted on Rinker's internet site for downloading;
- e-mail alerts to shareholders (upon request) informing them of significant announcements and the availability of reports on Rinker's internet site;
- AGM, results briefings to media and analysts, quarterly business updates and conference calls with analysts are all webcast live and archived for later viewing on Rinker's internet site;
- other major briefings, presentations and management speeches are immediately posted on Rinker's internet site;
- site visits and strategy briefings are provided for fund managers and analysts – all new presentations made during those visits and briefings are released to ASX and SEC and immediately posted on Rinker's internet site; and
- 'MY RINKER' employee newsletters posted on Rinker's internet site.

Shareholders can send questions by e-mail to: investorrelations@rinker.com.au

Other contact details (telephone, facsimile and mail) to facilitate shareholder questions are provided on Rinker's internet site and on the back cover of this Concise Annual Report.

2004 ANNUAL REPORT

Rinker's Annual Report consists of two documents – the Concise Annual Report (which incorporates the concise financial report) and the Full Financial Report.

The concise financial report is derived from the Full Financial Report and cannot be expected to provide as full an understanding of the financial performance and financial position of Rinker as provided in the Full Financial Report. Copies of Rinker's Full Financial Report are available free of charge on request or can be accessed via Rinker's internet site www.rinkergroup.com

IMPORTANT DATES FOR SHAREHOLDERS

	2004
Rinker year end	31 March
Full year results and final dividend announced	25 May
Shares begin trading ex dividend	7 June
Record date for final dividend	11 June
Annual Report released and Notice of Meeting and Proxy Form mailed	18 June
Final dividend paid	2 July
Proxy returns close (10.00 am Sydney)	18 July
Annual General Meeting (10.00 am Sydney)	20 July
Rinker half year end	30 September
Half year results and interim dividend announced	16 November
Shares begin trading ex dividend	22 November
Record date for interim dividend	26 November
Interim dividend paid	13 December
	2005
Rinker year end	31 March

Note: timing of events are subject to change

SHARE REGISTRY INQUIRIES

For inquiries and correspondence about your Rinker shareholding, contact Rinker's share registry, Computershare Investor Services. This includes questions about share transfers, Tax File Numbers (TFNs), and dividends, along with changes of address or bank account details. Contact details for the share registry are shown on the back cover of this Report.

Shareholders can also access standard forms (such as forms for changing address or banking details), check shareholding details, and contact Computershare directly, by using the internet link from the Rinker internet site, www.rinkergroup.com

INVESTOR INQUIRIES

For further inquiries about Rinker, contact Rinker Investor Relations or visit the Rinker internet site.

20 LARGEST SHAREHOLDERS

AT 24 MAY 2004

SHAREHOLDER	SHARES HELD (MILLION)	% OF TOTAL SHARES
Westpac Custodian Nominees Limited	172.36	18.24
National Nominees Limited	164.74	17.43
J P Morgan Nominees Australia Limited	93.71	9.92
Citicorp Nominees Pty Limited	60.12	6.36
RBC Global Services Australia Nominees Pty Limited (PIPOOLED A/c)	51.89	5.49
Westpac Custodian Nominees Limited (ADR A/c)	26.95	2.85
ANZ Nominees Limited	12.80	1.35
Queensland Investment Corporation	11.88	1.26
RBC Global Services Australia Nominees Pty Limited	9.72	1.03
Cogent Nominees Pty Limited	9.29	0.98
RBC Global Services Australia Nominees Pty Limited (PIIC A/c)	6.86	0.73
Australian Foundation Investment Company Limited	6.24	0.66
HSBC Custody Nominees (Australia) Limited	6.21	0.66
IAG Nominees Pty Limited	5.96	0.63
Government Superannuation Office	4.04	0.43
AMP Life Limited	3.86	0.41
Victorian Workcover Authority	3.54	0.37
Argo Investments Limited	3.22	0.34
Transportation Accident Commission	2.54	0.27
RBC Global Services Australia Nominees Pty Limited (GSJBW A/C)	2.09	0.22
Total	658.02	69.63

SUBSTANTIAL SHAREHOLDERS	SHARES HELD	% OF TOTAL SHARES
Perpetual Trustees Australia Limited	77,909,224	8.24
Wellington Management Company	71,926,101	7.61
Maple-Brown Abbott Limited	54,466,623	5.77

DISTRIBUTION OF SHAREHOLDERS AND SHAREHOLDINGS

AS AT 24 MAY 2004	SHAREHOLDERS	%	SHARES HELD	%
Registered address[a]				
Australia	90,965	95.4	936,006,063	99.0
New Zealand	2,508	2.6	5,924,064	0.6
UK	574	0.6	1,475,452	0.2
USA	1,174	1.2	664,792	0.1
Other	230	0.2	1,045,484	0.1
	95,391	100.0	944,994,496	100.0
SIZE OF HOLDING				
1 - 1,000	42,582	44.6	20,581,296	2.2
1,001-5,000	42,223	44.3	101,512,882	10.8
5,001-10,000	7,118	7.5	49,522,503	5.2
10,001-100,000	3,323	3.5	64,357,457	6.8
100,001 and over	145	0.2	709,020,358	75.0
	95,391	100.0	944,994,496	100.0
Less than a marketable parcel (market value less than A$500 or 68 shares based on a market price of A$7.28 as at 24 May 2004)				
	313	0.3%	6,819	0.001%

a About 65% of Rinker's shares are beneficially held in Australia. This figure is an estimate based on periodic searches for beneficiaries of large nominee holdings

RINKER GROUP LIMITED MAJOR ANNOUNCEMENTS TO THE MARKET

25 May 2004
Rinker announces full year net profit up 37% in US$ and 12% in A$

29 April 2004
Rinker announces senior management changes

14 April 2004
Rinker Materials announces acquisition of Loven Inc – a premix concrete business with operations in Tennessee and Virginia

19 February 2004
Rinker quarterly business update – December quarter earnings up 47% in US$ and 14% in A$

12 February 2004
Rinker Materials acquires aggregates business in Arizona from Superstition Crushing LLC

15 December 2003
Rinker releases half yearly report to 30 September 2003

18 November 2003
Rinker announces half year results - earnings up 35% in US$ and 14% in A$

10 November 2003
Readymix acquires Melbourne-based operations of Broadway & Frame

5 November 2003
Rinker invests US$30million in greenfield plants

28 October 2003
Rinker lists on New York Stock Exchange – JPMorgan selected as depositary for ADRs. One ADR represents 10 Rinker ordinary shares

8 September 2003
John Ingram joins Rinker board, following the resignation of John Ballard

13 August 2003
Rinker Materials raises US$200million in its inaugural debt raising

17 July 2003
Rinker advises results of AGM held that day

15 July 2003
Readymix acquires premix concrete operation in Qingdao China

2 June 2003
Rinker announces completion of the cement merger between Australian Cement Holdings Pty Ltd (ACH) – a 50-50 joint venture between Rinker group subsidiary Readymix Holdings Pty Ltd and Hanson Australia Pty Ltd – and Holcim Group subsidiary Queensland Limited (QCL).

20 May 2003
Rinker announces results for year ended 31 March 2003 – earnings up 28% in US$ and 16% in A$

8 May 2003
Rinker Materials premix concrete business in Florida acquires Calloway Concrete

CONTACT DETAILS AND SHAREHOLDER INFORMATION

RINKER GROUP LIMITED

ABN 53 003 433 118

Level 8, Tower B,
799 Pacific Highway
Chatswood, NSW 2067
Australia

PO Box 5697
West Chatswood 1515
Australia

Telephone (02) 9412 6600
International +61 (2) 9412 6600
Facsimile (02) 9412 6601
International +61 (2) 9412 6601

www.rinkergroup.com

SHARE REGISTRY INQUIRIES

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia

GPO Box 7045
Sydney NSW 2001
Australia

Telephone 1800 030 202
International +61 (3) 9415 4086
Facsimile (02) 8234 5050
International +61 (2) 8234 5050

E-mail: web.queries@computershare.com.au

INVESTOR AND ANALYST INQUIRIES

Manager investor services
Corporate Affairs and Investor Relations Group

Telephone (02) 9412 6608
International +61 (2) 9412 6608
Facsimile (02) 9412 6611
International +61 (2) 9412 6611

E-mail: investorrelations@rinker.com.au
Rinker internet site: www.rinkergroup.com

AMERICAN DEPOSITARY RECEIPTS

Inquiries: J P Morgan Service Center,
PO Box 43013, Providence, RI 02940-3013 USA,
US Domestic toll free phone USA (800) 990 1135

International +1 (781) 575 4328
Facsimile +1 (781) 575 4082

Email adr@jpmorgan.com